OFFERING CIRCULAR AND CONSENT SOLICITATION STATEMENT


                               PIONEER FINANCE CORP.
                                 OFFER TO EXCHANGE
                                  ALL OUTSTANDING
                  13 1/2% FIRST MORTGAGE BONDS DUE DECEMBER 1, 1998
                     ($60,000,000 PRINCIPAL AMOUNT OUTSTANDING)
                      FOR 13 1/2% FIRST MORTGAGE NOTES DUE 2006

                                        AND

                           CONSENT SOLICITATION STATEMENT

THE EXCHANGE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON NOVEMBER 20, 1998 (AS SUCH DATE MAY BE EXTENDED, THE "EXCHANGE EXPIRATION DATE"). THE CONSENT SOLICITATION AND REVOCATION RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON NOVEMBER 20, 1998 (AS SUCH DATE MAY BE EXTENDED, THE "SOLICITATION EXPIRATION DATE.")

          If the Exchange Offer (as defined) is consummated or the Requisite Consents (as defined) are received in the Solicitation (as defined), the Company will pay an aggregate of $6.9 million to tendering or consenting holders. See "Repurchase of Old Notes in the Exchange or the Solicitation."

THE EXCHANGE

          Pioneer Finance Corp., a Nevada corporation (the "Company" or "PFC") and an indirect wholly owned subsidiary of Santa Fe Gaming Corporation, a Nevada corporation ("SFGC"), hereby offers (the "Exchange Offer"), upon the terms and subject to the conditions set forth in this Offering Circular and Consent Solicitation Statement (the "Joint Offering Circular/Consent Solicitation Statement") and the accompanying letter of transmittal and consent form (the "Letter of Transmittal and Consent Form"), to exchange (the "Exchange") a principal amount of its 13 1/2% First Mortgage Notes due 2006 (together with the PIK Notes, as defined below, the "New Notes") equal to the principal amount of all its outstanding 13 1/2% First Mortgage Bonds due December 1, 1998 (the "Old Notes") properly tendered for exchange and not withdrawn, less the principal amount of Old Notes repurchased in the Exchange Offer (see "The Exchange Offer - Acceptance of Old Notes for Exchange; Delivery of New Notes; Payment of Interest and Repurchase of Old Notes"), for all outstanding Old Notes. Upon consummation of the Exchange, the Company will pay accrued and unpaid interest through December 1, 1998 on the tendered Old Notes ($4.1 million) and repurchase an aggregate of $2.8 million principal amount of Old Notes. As of the date of this Joint Offering Circular/Consent Solicitation Statement, an aggregate principal amount of $60 million of Old Notes is outstanding. See "The Exchange Offer."

          The New Notes will bear interest at a rate equal to 13 1/2% per annum. Interest on the New Notes is payable semiannually, commencing June 1, 1999, on June 1 and December 1 of each year (each, an "Interest Payment Date") and will accrue from the date following the Exchange Expiration Date. PFC will have the right to pay up to 50% of the interest payable on each Interest Payment Date through December 1, 2000 through the issuance of additional New Notes with a principal amount equal to 50% of the interest payable on such Interest

Payment Date (the "PIK Notes"). The terms of the PIK Notes will be identical to those of the New Notes, including without limitation that interest on the PIK Notes will be payable 50% in cash and 50% through December 1, 2000 through the issuance of additional PIK Notes. PFC expects to satisfy 50% of each interest payment obligation through the December 1, 2000 through the issuance of PIK Notes, as a result of which there would be $65.2 million principal amount of New Notes outstanding at maturity, assuming no repurchase and retirement of New Notes. The New Notes will mature on December 1, 2006. See "Description of New Notes."

          SFGC will guaranty the payment of principal of, and premium, if any, and interest on, the New Notes, and the guaranty will be secured by a pledge of the common stock of Santa Fe Hotel Inc., a Nevada corporation ("SFHI"), and Sahara Resorts, a Nevada corporation ("SR"). SFHI owns and operates the Santa Fe Hotel and Casino in Northwest Las Vegas. SR owns directly and indirectly all of the outstanding capital stock of Sahara Las Vegas Corp. ("SLVC"), a Nevada Corporation that owns two parcels of real estate in the Las Vegas area for potential development.

          The New Notes will be redeemable by the Company at any time and from time to time at the redemption prices and subject to the conditions set forth in "Description of New Notes - Optional Redemption." Upon the occurrence of certain events, the Company will be required to redeem all outstanding New Notes or make an offer to repurchase all or a portion of the outstanding New Notes, in each case at 100% of the aggregate principal amount thereof, plus accrued and unpaid interest thereon, if any, to the date of purchase. See "Description of New Notes - Redemption" and "Description of New Notes - Offers to Repurchase."

          The Company will accept for exchange any and all Old Notes that are validly tendered prior to 12:00 midnight, New York City time, on the Exchange Expiration Date. Tenders of Old Notes may be withdrawn at any time prior to 12:00 midnight, New York City time, on the Exchange Expiration Date. The Exchange Offer is conditioned upon, among other things, 100% of the outstanding Old Notes being properly tendered for exchange and not withdrawn (the "Minimum Condition"). See "The Exchange Offer - Conditions of the Exchange Offer."

THE SOLICITATION

          The Company is also soliciting (the "Solicitation") the consents (the "Consents") of holders of Old Notes to the following (the "Proposed Consents"), which Proposed Consents will be effective only if the Exchange Offer is not consummated:

          - to agree to a forbearance until December 15, 2000 against the exercise of rights and remedies in the event of the failure by PFC to pay principal and interest on the Old Notes when due on December 1, 1998 (the "Maturity Defaults"), and any other defaults arising as a direct result of the Maturity Defaults;

          - to agree to a forbearance until December 15, 2000 against the exercise of rights and remedies in the event of the failure by Pioneer Hotel Inc., a Nevada corporation ("PHI"), to pay principal and interest on the Promissory Note dated December 6, 1988 in the principal amount of $120 million by PHI in favor of PFC (the "Purchase Money Note") when due on December 1, 1998 (the "Purchase Money Note Maturity Defaults"), and any other defaults arising as a direct result of the Purchase Money Note Defaults; and

          - in the event the Exchange Offer is not consummated and the Company files a bankruptcy case under Chapter 11 of the United States Bankruptcy Code (the "Bankruptcy Code"), among other things to vote to accept a plan of reorganization (the "Plan") that provides for treatment of the Old Notes in a manner substantially the same as proposed in the Exchange.

          The Consents will not become effective unless the Exchange Offer is not consummated and PFC receives valid Consents with respect to at least $47 million principal amount of Old Notes (the "Requisite

Consents"). If the Requisite Consents with respect to the Solicitation have not been received by the Solicitation Expiration Date, the Company may extend the Solicitation for a specified period or on a daily basis until the Requisite Consents have been received. Consents may be revoked by holders at any time prior to the Solicitation Expiration Date and will automatically expire if the Requisite Consents are not obtained prior to the Solicitation Expiration Date.

REPURCHASE OF OLD NOTES IN THE EXCHANGE OR SOLICITATION

          Upon a successful consummation of the Exchange Offer, the Company will pay in cash all accrued and unpaid interest on tendered Old Notes through December 1, 1998 ($4.1 million) and repurchase on a pro rata basis from all registered holders of the Old Notes ("Holders") who properly tender and do not withdraw Old Notes before the Exchange Expiration Date an aggregate of $2.8 million principal amount of Old Notes (the "Repurchased Amount"). See "The Exchange Offer - Acceptance of Old Notes for Exchange; Delivery of New Notes; Payment of Interest and Repurchase of Old Notes" and "Material United States Federal Income Tax Considerations."

          If the Exchange Offer is not consummated but as of the Solicitation Expiration Date PFC has received the Requisite Consents, the Company will repurchase for cash on a pro rata basis from the Holders of Old Notes with respect to which Consents have been properly furnished an aggregate of $6.5 million principal amount of Old Notes, together with accrued and unpaid interest thereon through the Solicitation Expiration Date (approximately $400,000). See "The Solicitation - Repurchase of Old Notes" and "Material United States Federal Income Tax Considerations."

          The payments to be made in connection with the Exchange Offer or Solicitation will be funded through payments by PHI under the Purchase Money Note. In the event PFC were to file for relief under Chapter 11 of the Bankruptcy Code within 90 days (or possibly one year), or PHI were to file for relief under Chapter 11 of the Bankruptcy Code within one year, of the payments, the payments may be avoidable as a preference and could be subject to recovery by a trustee in bankruptcy, an official creditors' committee, other representatives of creditors of PFC or PHI, or PFC or PHI as debtors in possession. If the payments were successfully challenged as preferences, holders would be required to return the funds received, together with interest thereon in a rate determined by the court, or would be precluded from receiving any distribution on account of such holders' Old Notes.

GENERAL

          If the Minimum Condition is not satisfied and the Exchange Offer is not consummated for that or any other reason, but the Company has received the Requisite Consents as of the Solicitation Expiration Date, the Company intends to file for relief under Chapter 11 of the United States Bankruptcy Code (the "Bankruptcy Code"). If the Exchange Offer is not consummated and the Requisite Consents are not received, the Company may file for relief under Chapter 11 of the Bankruptcy Code or may continue to negotiate with the holders of the Old Notes for a restructuring of the Old Notes. If the Company were to seek confirmation of the Plan, no assurance can be given that the Plan would meet the requirements for confirmation, even if the Requisite Consents are received and the Old Notes subject to the Consents are voted to accept the Plan. See "Risk Factors - Significant Leverage; Inability to Service New Note Indebtedness; Lack of Profitable Operations." The Company believes it is in the best interests of the Company and the holders of Old Notes to restructure the Old Notes outside of bankruptcy. See "Consequences to Holders if the Exchange Offer or Solicitation are Not Successful."

          THE EXCHANGE OFFER IS NOT BEING MADE TO, NOR WILL THE COMPANY ACCEPT SURRENDERS FOR EXCHANGE FROM, HOLDERS OF OLD NOTES IN ANY JURISDICTION IN WHICH THE EXCHANGE OFFER OR THE ACCEPTANCE THEREOF WOULD NOT BE IN COMPLIANCE WITH THE SECURITIES OR BLUE SKY LAWS OF SUCH JURISDICTION.

                            _____________________________

SEE "RISK FACTORS" BEGINNING ON PAGE 13 HEREIN FOR A DISCUSSION OF CERTAIN RISKS
 THAT SHOULD BE CONSIDERED BY HOLDERS IN EVALUATING THE EXCHANGE OFFER AND
                                   SOLICITATION


  THE OFFER OF THE SECURITIES OFFERED HEREBY HAVE NOT APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
     PASSED UPON THE ACCURACY OR ADEQUACY OF THIS OFFERING CIRCULAR.  ANY
                REPRESENTATION TO THE CONTRARY IS CRIMINAL OFFENSE.

          The date of this Joint Offering Circular/Consent Solicitation
                      Statement is October 23, 1998

                                 TABLE OF CONTENTS


     GENERAL . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .5

     AVAILABLE INFORMATION . . . . . . . . . . . . . . . . . . . . . . . . . . .6

     OFFERING CIRCULAR/CONSENT SOLICITATION
     STATEMENT SUMMARY . . . . . . . . . . . . . . . . . . . . . . . . . . . . .7

     THE COMPANY . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .7

     THE PIONEER HOTEL & GAMBLING HALL . . . . . . . . . . . . . . . . . . . . .7

     PURPOSE OF THE EXCHANGE OFFER AND SOLICITATION. . . . . . . . . . . . . . .7

     THE EXCHANGE OFFER. . . . . . . . . . . . . . . . . . . . . . . . . . . . .8

     THE SOLICITATION. . . . . . . . . . . . . . . . . . . . . . . . . . . . . 11

     CONSEQUENCES TO HOLDERS OF OLD NOTES IF
     EXCHANGE OFFER OR SOLICITATION NOT SUCCESSFUL . . . . . . . . . . . . . . 13

     SUMMARY DESCRIPTION OF NEW NOTES. . . . . . . . . . . . . . . . . . . . . 14

     RISK FACTORS. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 18

     SUMMARY UNAUDITED FINANCIAL DATA. . . . . . . . . . . . . . . . . . . . . 19

     RISK FACTORS. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 20

     BACKGROUND AND PURPOSE OF EXCHANGE OFFER AND
     CONSENT SOLICITATION. . . . . . . . . . . . . . . . . . . . . . . . . . . 25

     THE EXCHANGE OFFER. . . . . . . . . . . . . . . . . . . . . . . . . . . . 27

     THE SOLICITATION. . . . . . . . . . . . . . . . . . . . . . . . . . . . . 35

     CONSEQUENCES TO NON-TENDERING AND
     NON-CONSENTING HOLDERS. . . . . . . . . . . . . . . . . . . . . . . . . . 41

     CAPITALIZATION. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 42

     DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
     RESULTS OF OPERATIONS OF PHI. . . . . . . . . . . . . . . . . . . . . . . 45

     BUSINESS. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 52

     NEVADA REGULATIONS AND LICENSING. . . . . . . . . . . . . . . . . . . . . 60


                                        i

     MANAGEMENT. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 64

     EXECUTIVE COMPENSATION. . . . . . . . . . . . . . . . . . . . . . . . . . 68

     PRINCIPAL STOCKHOLDERS. . . . . . . . . . . . . . . . . . . . . . . . . . 70

     CERTAIN TRANSACTIONS. . . . . . . . . . . . . . . . . . . . . . . . . . . 71

     MATERIAL UNITED STATES FEDERAL INCOME TAX
     CONSIDERATIONS. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 71

     DESCRIPTION OF NEW NOTES. . . . . . . . . . . . . . . . . . . . . . . . . 76

     INDEX TO UNAUDITED FINANCIAL STATEMENTS . . . . . . . . . . . . . . . . .F-1

     UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS OF PFC. . . . . . . . . . . .F-2

     UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS OF PHI. . . . . . . . . . . .F-8

                                       GENERAL

          IBJ Schroder Bank & Trust Company (the "Exchange/Solicitation Agent") has agreed to act as exchange and consent solicitation agent in connection with the Exchange Offer and the Solicitation. D.F. King & Co., Inc. (the "Information Agent") has agreed to act as information agent in connection with the Exchange Offer and the Solicitation. Holders of Old Notes who require information about tendering Old Notes or about the Solicitation or have general questions should contact the Company's Chief Financial Officer, Thomas K. Land, at (702) 658-4340, the Information Agent at (800) 628-8538 or at the Exchange/Solicitation Agent at (212) 858-2103.

          The Exchange Offer and Solicitation are being made by the Company only to holders of Old Notes in reliance upon the exemption from the registration requirements of the Securities Act of 1933, as amended (the "Securities Act"), afforded by Section 3(a)(9) thereof. The Company will not pay any commission or other remuneration to any broker, dealer, salesman or other person for soliciting tenders of Old Notes. Officers, directors and employees of the Company and SFGC may solicit tenders from holders of Old Notes and will answer inquiries concerning the Exchange Offer, but they will not receive additional compensation therefor.

          The Company has no arrangements for and has no understanding with any dealer, salesman or other person regarding the solicitation of tenders hereunder and no person has been authorized to give any information or to make any representation not contained in this Offering Circular in connection with the Exchange Offer and, if given or made, such information or representation must not be relied upon as having been authorized by the Company or any other person. Neither the delivery of this Offering Circular nor any exchange made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company, SFGC or SFGC's subsidiaries since the respective dates as of which information is given herein.

                                AVAILABLE INFORMATION

          The Company is not currently subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). SFGC is currently subject to the informational requirements of the Exchange Act, and in accordance therewith files periodic reports and other information with the Securities and Exchange Commission (the "Commission"). Such periodic reports may be inspected without charge at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the regional offices of the Commission located at 7 World Trade Center, 13th Floor, New York, New York 10048, and Suite 1400, Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such materials may be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and its public reference facilities in New York, New York and Chicago, Illinois, at prescribed rates. The Commission maintains a website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The address of the Commission's website is http:\\www.sec.gov. SFGC's common stock is listed on the New York Stock Exchange and reports, proxy statements and other information regarding SFGC and its subsidiaries can also be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

     The following documents have been filed with the Commission by SFGC:

     1. SFGC's Annual Report on Form 10-K for the fiscal year ended September 30, 1997.

     2. SFGC's Current Reports on Form 8-K dated December 4, 1997 and April 20, 1998.

     3. SFGC's Quarterly Reports on Form 10-Q for the quarters ended December 31, 1997, March 31, 1998 and June 30, 1998.

     Copies of all such documents, as well as all other reports filed by SFGC pursuant to Section 13(a) and Section 15(d) of the Exchange Act from the date hereof through the later of the Exchange Solicitation Date and the Solicitation Expiration Date (not including the exhibits to such information, unless such exhibits are specifically incorporated by reference in such information) will be provided without charge to each person, including any beneficial owners, to whom this Exchange Offer/Consent Solicitation Statement is delivered, upon request. Copies of this Joint Offering Circular/Consent Solicitation Statement, as amended or supplemented from time to time, and any other documents (or parts of documents) that constitute part of this Joint Offering Circular/Consent Solicitation Statement will also be provided without charge to each such person, upon request. Requests should be directed to the Company, 4949 N. Rancho Drive, Las Vegas, Nevada 89130, Attention: Chief Financial Officer.

               OFFERING CIRCULAR/CONSENT SOLICITATION STATEMENT SUMMARY

          THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY THE MORE DETAILED INFORMATION AND FINANCIAL DATA, INCLUDING THE FINANCIAL STATEMENTS AND NOTES THERETO, APPEARING ELSEWHERE HEREIN. FOR A DISCUSSION OF CERTAIN MATTERS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PARTICIPANTS IN THE EXCHANGE OFFER AND SOLICITATION, SEE "RISK FACTORS."

                                     THE COMPANY

          The Company is an indirect wholly-owned subsidiary of SFGC and was formed for the sole purpose of financing the acquisition of the Pioneer Hotel & Gambling Hall (the "Pioneer") by the predecessor to SFGC.

                         THE PIONEER HOTEL & GAMBLING HALL

          The Pioneer is located on approximately 12 acres of riverfront property near the center of the casino strip in Laughlin, Nevada, and is comprised of 417 hotel rooms, a casino of approximately 21,500 square feet and related facilities. The Pioneer features a casual western atmosphere that attracts a clientele from the surrounding California, Arizona and Nevada areas. Approximately 6 1/2 acres of the Pioneer property are leased by the Pioneer pursuant to a long-term ground lease (the "Pioneer Ground Lease").

                    PURPOSE OF THE EXCHANGE OFFER AND SOLICITATION

          In December 1988, PFC issued $120 million principal amount of Old Notes, the net proceeds of which were used to finance SFGC's purchase through its wholly-owned subsidiary, PHI, of the Pioneer in Laughlin, Nevada. The net proceeds from the sale of the Old Notes were loaned (the "Prior Loan") by the Company to PHI. The Prior Loan is evidenced by the Purchase Money Note, which is secured by a first priority lien on fee and leasehold interests, and on certain personal property, at the Pioneer. PFC has assigned to the trustee under the indenture dated December 1, 1988 pursuant to which the Old Notes were issued (the "Old Note Indenture"), for the benefit of the holders of the Old Notes, the Purchase Money Note and the benefit of the liens and security interests securing the Purchase Money Note. The payment terms of the Purchase Money Note mirror the payment terms of the Old Notes, including the December 1, 1998 maturity. PFC satisfied sinking fund obligations with respect to the Old Notes in 1996 and 1997, as a result of which $60 million principal amount of Old Notes has been retired. The remaining $60 million principal amount of the Old Notes matures on December 1, 1998.

          Beginning in mid-June 1998, the Company and SFGC have been in discussions with the beneficial owner of approximately 25% of the outstanding principal amount of Old Notes regarding a possible restructuring of the Old Notes. In connection with these discussions, in September 1998 the Company agreed to pay the fees and expenses of counsel for an unofficial committee of holders of the Old Notes. Although the Company believes it has made progress in discussions for the restructuring of the Old Notes, no final agreement has been reached. The Company intends to continue such discussions. However, taking into consideration the December 1, 1998 maturity of the Old Notes, the Company determined that it is in its best interests to commence the Exchange Offer and the Solicitation to permit all holders of Old Notes to elect to participate in a restructuring on the terms offered in the Exchange or, in the alternative, to enter into the Consents. The Company believes that it is in the best interests of the Company and the holders of Old Notes to restructure the Old Notes outside of a bankruptcy case.

          In order for the Minimum Condition to be satisfied, all outstanding Old Notes must be tendered in the Exchange and not withdrawn. Concurrently with the Exchange Offer, the Company is seeking the Consents so that if the Minimum Condition or any other condition to the Exchange Offer is not satisfied and the Exchange Offer is not consummated, the Company will have the Consents of certain holders of Old Notes pursuant to which the consenting Holders agree, among other things, to forbear against exercising rights and remedies with respect to the Maturity Defaults and the Purchase Money Note Maturity Defaults and vote to accept a plan of reorganization which provides for treatment of the Old Notes in a bankruptcy case under Chapter 11 of the Bankruptcy Code that is substantially similar to the treatment of the Old Notes offered in the Exchange (the "Plan").

          If the Exchange Offer is not consummated but the Requisite Consents are received, the Company intends to file for relief under Chapter 11 of the Bankruptcy Code. If the Exchange Offer is not consummated and the Requisite Consents are not received, the Company may file for relief under Chapter 11 of the Bankruptcy Code or may continue to negotiate with the holders of the Old Notes for a restructuring of the Old Notes. If the Company were to seek confirmation of the Plan, no assurance can be given that the Plan would meet the requirements of confirmation, even if the Requisite Consents are received and the Old Notes subject to the Consents are voted to accept the Plan. Giving effect to the issuance of New Notes as of the beginning of the period and assuming that PFC elected to pay 50% of the interest payment obligations through December 1, 2000 through the issuance of PIK Notes, the ratio of EBITDA to cash interest expense would have been 1.40-to-one, and EBITDA less corporate charges (giving effect to fees payable under the Management Agreement) to cash interest expense would have been 1.11-to-one, in each case for the twelve months ended June 30, 1998. Upon commencement of the requirement that all interest be paid in cash in 2001, the ratio of EBITDA to cash interest expense on the New Notes is expected to be less than one-to-one (assuming no offers to repurchase New Notes have been made). Therefore, it is expected that PFC would not be able to make the cash interest payment in June 2001, which would be an event of default under the Indenture.

          At any time after the December 1, 1998 maturity date of the Old Notes, if the Company has not filed for bankruptcy relief and the Exchange Offer has not been consummated, it is possible that three or more holders of Old Notes would file an involuntary petition under the Bankruptcy Code with respect to PFC. If PFC were to become a debtor in a case under the Bankruptcy Code (whether a case were commenced voluntarily or involuntarily), it is likely that PHI and SFGC would file for relief under Chapter 11 of the Bankruptcy Code. The commencement of a voluntary case under the Bankruptcy Code by SFGC or certain circumstances related to an involuntary case under the Bankruptcy Code with respect to SFGC will cause the automatic acceleration of outstanding indebtedness of subsidiaries of SFGC, SFHI and Sahara Las Vegas Corp., a Nevada corporation ("SLVC"), all of which indebtedness is guaranteed by SFGC. If acceleration were to occur, SFGC would expect to negotiate with the creditors of SFHI and SLVC regarding a rescission of the acceleration. However, if the creditors holding the indebtedness were not to rescind the acceleration, it is likely that SFHI and SLVC would file for relief under Chapter 11 of the Bankruptcy Code.

                                  THE EXCHANGE OFFER

The Exchange Offer . . . . . . . . .    The Company is offering upon the terms
                                        and subject to the conditions set forth
                                        herein and in the accompanying letter
                                        of transmittal (the "Letter of
                                        Transmittal"), to exchange a principal
                                        amount of its 13 1/2% First Mortgage
                                        Notes due 2006 (the "New Notes") equal
                                        to the Exchanged Amount for all
                                        outstanding Old Notes tendered in the
                                        Exchange Offer (less the principal
                                        amount of Old Notes repurchased in the
                                        Exchange.  See "Repurchase of Old
                                        Notes").  As of the date of this Joint
                                        Offering Circular/Consent Solicitation
                                        Statement, $60 million in aggregate
                                        principal amount of the Old Notes is
                                        outstanding.  As of October 5, 1998,
                                        there were 89 registered holders of the
                                        Old Notes, including Cede & Co. as
                                        nominee for the Depository Trust
                                        Company ("DTC").  As of October 5,
                                        there were 55 DTC participants with
                                        positions in the Old Notes.  See "The
                                        Exchange Offer - Terms of the Exchange
                                        Offer."

Exchange Expiration Date . . . . . .    12:00 midnight, New York City time, on
                                        November 20, 1998, as the same may be
                                        extended.  See "The Exchange

                                        Offer - Exchange Expiration Date;
                                        Extensions; Amendments."

Conditions of the Exchange Offer . .    The Exchange Offer is conditioned upon,
                                        among other things, 100% of the
                                        outstanding principal amount of Old
                                        Notes being properly tendered for
                                        exchange and not withdrawn (the
                                        "Minimum Condition").  See "The
                                        Exchange Offer - Conditions of the
                                        Exchange Offer."

Procedures for Tendering Old Notes .    Unless a tender of Old Notes is
                                        effected pursuant to the procedures for
                                        book-entry transfer as provided herein,
                                        each holder desiring to accept the
                                        Exchange Offer must complete and sign
                                        the Letter of Transmittal and Consent
                                        Form, have the signature thereon
                                        guaranteed if required by the Letter of
                                        Transmittal and Consent Form, and
                                        deliver the Letter of Transmittal and
                                        Consent Form, together with the Old
                                        Notes or a Notice of Guaranteed
                                        Delivery, any other required documents
                                        (such as evidence of authority to act,
                                        if the Letter of Transmittal and
                                        Consent Form is signed by someone
                                        acting in a fiduciary or representative
                                        capacity), to the Exchange/Solicitation
                                        Agent (as defined) at the address set
                                        forth on the back cover page of this
                                        Joint Offering Circular/Consent
                                        Solicitation Statement prior to 12:00
                                        midnight, New York City time, on the
                                        Exchange Expiration Date.  Any
                                        Beneficial Owner (as defined) of the
                                        Old Notes whose Old Notes are
                                        registered in the name of a nominee,
                                        such as a broker, dealer, commercial
                                        bank or trust company, who wishes to
                                        tender Old Notes in the Exchange Offer,
                                        should instruct such entity or person
                                        to promptly tender Old Notes on such
                                        Beneficial Owner's behalf.  See "The
                                        Exchange Offer - Procedures for
                                        Tendering Old Notes."

Guaranteed Delivery Procedures . . .    Holders of Old Notes who wish to tender
                                        their Old Notes and (i) whose Old Notes
                                        are not immediately available or
                                        (ii) who cannot deliver their Old Notes
                                        or any other documents required by the
                                        Letter of Transmittal and Consent Form
                                        to the Exchange/Solicitation Agent
                                        prior to the Exchange Expiration Date
                                        (or complete the procedure for
                                        book-entry transfer on a timely basis),
                                        may tender their Old Notes according to
                                        the guaranteed delivery procedures set
                                        forth in the Letter of Transmittal and
                                        Consent Form.  See "The Exchange Offer
                                        - Guaranteed Delivery Procedures."
Acceptance of Old Notes and Delivery
of New Notes . . . . . . . . . . . .    Subject to satisfaction of the Minimum
                                        Condition and the other conditions to
                                        the Exchange Offer, the Company will
                                        accept all Old Notes that are properly
                                        tendered in the Exchange Offer prior to
                                        12:00 midnight, New York City time, on
                                        the Exchange Expiration Date and in
                                        exchange therefor will pay in cash
                                        accrued and unpaid interest on Old
                                        Notes tendered and repurchase for cash
                                        a portion of the Old Notes tendered as
                                        described under "Payment of

                                        Interest and Repurchase of Old Notes,"
                                        and will issue New Notes with a
                                        principal amount equal to the principal
                                        amount of Old Notes tendered less the
                                        principal amount so repurchased.  The
                                        New Notes issued pursuant to the
                                        Exchange Offer will be delivered
                                        promptly after acceptance of the Old
                                        Notes.  See "The Exchange Offer -
                                        Acceptance of Old Notes for Exchange;
                                        Delivery of New Notes."

Payment of Interest and Repurchase of
Old Notes. . . . . . . . . . . . . .    Upon consummation of the Exchange
                                        Offer, the Company will pay in cash all
                                        accrued and unpaid interest on tendered
                                        Old Notes through December 1, 1998
                                        ($4.1 million) and  purchase for cash
                                        on a pro rata basis from the Holders of
                                        tendered Old Notes an aggregate
                                        $2.8 million principal amount of Old
                                        Notes.  Each tendering Holder will have
                                        repurchased the Holder's pro rata share
                                        of Old Notes, which will be determined
                                        by multiplying $2.8 million by a
                                        fraction, the numerator of which is the
                                        principal amount of Old Notes tendered
                                        by the Holder in the Exchange Offer,
                                        and the denominator of which is the
                                        aggregate principal amount of Old Notes
                                        tendered in the Exchange Offer and not
                                        withdrawn.  The payments will be funded
                                        through payments by PHI under the
                                        Purchase Money Note.  In the event PFC
                                        were to file for relief under Chapter
                                        11 of the Bankruptcy Code within 90
                                        days (or possibly one year), or PHI
                                        were to file for relief under Chapter
                                        11 of the Bankruptcy Code within one
                                        year, of the payments, the payments may
                                        be avoidable as a preference and could
                                        be subject to recovery by a trustee in
                                        bankruptcy, an official creditors'
                                        committee, other representatives of
                                        creditors of PFC or PHI, or PFC or PHI
                                        as debtors in possession.  If the
                                        payments were successfully challenged
                                        as preferences, holders would be
                                        required to return the funds received,
                                        together with interest thereon in a
                                        rate determined by the court, or would
                                        be precluded from receiving any
                                        distribution on account of such
                                        holders' Old Notes.

Withdrawal Rights. . . . . . . . . .    Tenders of Old Notes may be withdrawn
                                        at any time prior to the Exchange
                                        Expiration Date.  See "The Exchange
                                        Offer - Withdrawal Rights."

The Exchange/Solicitation Agent
and Information Agent. . . . . . . .    IBJ Schroder Bank & Trust Company is
                                        the exchange and solicitation agent (in
                                        such capacity, the
                                        "Exchange/Solicitation Agent").
                                        D.F. King & Co., Inc. is the
                                        Information Agent.  The address and
                                        telephone numbers of the
                                        Exchange/Solicitation Agent and the
                                        Information Agent are set forth in "The
                                        Exchange Offer - The
                                        Exchange/Solicitation Agent and
                                        Information Agent; Assistance."

Fees and Expenses. . . . . . . . . .    All fees and expenses incident to the
                                        Company's
                                        consummation of the Exchange Offer will
                                        be borne by the Company.  The Company
                                        will not pay any commission or other
                                        remuneration to any broker, dealer,
                                        salesman or other person for soliciting
                                        tenders of Old Notes.  See "The
                                        Exchange Offer - Fees and Expenses."

                                        THE SOLICITATION

The Solicitation . . . . . . . . . .    The Company is soliciting the Consents
                                        of holders, in the event the Exchange
                                        Offer is not consummated, to, among
                                        other things, a forbearance against the
                                        exercise of rights and remedies in the
                                        event of the failure by PFC to pay
                                        principal and interest on the Old Notes
                                        when due on December 1, 1998 (the
                                        "Maturity Defaults"), and any other
                                        defaults arising as a direct result of
                                        the Maturity Defaults; a forbearance
                                        against the exercise of rights and
                                        remedies in the event of a failure by
                                        PHI to pay principal and interest on
                                        the Purchase Money Note on December 1,
                                        1998 (the "Purchase Money Note Maturity
                                        Defaults"), and any other defaults
                                        arising as a direct result of the
                                        Purchase Money Note Maturity Defaults;
                                        and if the Company files a bankruptcy
                                        case under Chapter 11 of the Bankruptcy
                                        Code, to agree to vote to accept a plan
                                        of reorganization (the "Plan") that
                                        provides for treatment of the Old Notes
                                        in a manner substantially the same as
                                        proposed in the Exchange.  See "The
                                        Solicitation - General."

Procedures for Furnishing Consents .    A Holder desiring to consent to the
                                        Proposed Consents should either
                                        (i) complete and sign the Letter of
                                        Transmittal and Consent Form, or a
                                        facsimile thereof, have the signature
                                        thereon (and on any proxy delivered
                                        therewith) guaranteed if required by
                                        the Letter of Transmittal and Consent
                                        Form and mail or otherwise deliver the
                                        Letter of Transmittal and Consent Form,
                                        or such facsimile, together with a duly
                                        executed proxy if the holder was not a
                                        registered holder, the Old Notes with
                                        respect to which Consents are furnished
                                        and any other required documents to the
                                        Exchange/Solicitation Agent, attention
                                        Chief Financial Officer, at its address
                                        set forth on the back cover page of
                                        this Joint Offering Circular/Consent
                                        Solicitation Statement or (ii) request
                                        its broker, dealer, commercial bank,
                                        trust company or other nominee to
                                        effect the transaction on its behalf.

                                        Any beneficial holder whose Old Notes
                                        are registered in the name of its
                                        broker, dealer, commercial bank, trust
                                        company or other nominee and who wishes
                                        to consent should contact such
                                        registered holder promptly and instruct
                                        such registered holder to consent on
                                        its behalf.  If such beneficial holder
                                        wishes to consent on its own behalf,
                                        such beneficial holder must obtain a
                                        proxy from the registered holder
                                        authorizing the beneficial holder to
                                        vote Old Notes on behalf of such
                                        registered  holder.

Solicitation Expiration Date . . . .    12:00 midnight New York City time on
                                        November 20, 1998, as the same may be
                                        extended.  See "The Solicitation
                                        Expiration Date; Extensions;
                                        Amendments."

Revocation . . . . . . . . . . . . .    Consents with respect to the Old Notes
                                        may be revoked by the Holders at any
                                        time prior to the Solicitation
                                        Expiration Date, but may not be revoked
                                        thereafter.  Any Holder who revokes a
                                        Consent will not have any Old Notes
                                        repurchased, unless such Consent is
                                        redelivered prior to the Solicitation
                                        Expiration Date.  See "The
                                        Solicitation--Revocation of Consents."

Guaranteed Delivery Procedures          Holders of Old Notes who wish to
                                        furnish Consents with respect to their
                                        Old Notes and (i) whose Old Notes are
                                        not immediately available or (ii) who
                                        cannot deliver their Old Notes or any
                                        other documents required by the Letter
                                        of Transmittal and Consent Form to the
                                        Exchange/Solicitation Agent prior to
                                        the Solicitation Expiration Date (or
                                        complete the procedure for book-entry
                                        transfer on a timely basis), may submit
                                        Consents and their Old Notes according
                                        to the guaranteed delivery procedures
                                        set forth in the Letter of Transmittal
                                        and Consent Form.  See "Solicitation -
                                        Guaranteed Delivery Procedures."

Repurchase of Old Notes. . . . . . .    Upon acceptance by the Company of the
                                        Requisite Consents as of the
                                        Solicitation Expiration Date and
                                        assuming the Exchange Offer is not
                                        consummated, the Company will purchase
                                        for cash on a pro rata basis from the
                                        Holders of Old Notes with respect to
                                        which valid Consents have been received
                                        an aggregate $ 6.5 million principal
                                        amount of Old Notes, together with
                                        accrued and unpaid interest thereon
                                        (approximately $400,000).  Each
                                        consenting Holder will have repurchased
                                        the Holder's pro rata share of Old
                                        Notes, which will be determined by
                                        multiplying $6.5 million by a fraction,
                                        the numerator of which is the principal
                                        amount of Old Notes with respect to
                                        which the Holder has furnished valid
                                        Consents, and the denominator of which
                                        is the aggregate principal amount of
                                        Old Notes with respect to which valid
                                        Consents have been received and not
                                        revoked.  The payments will be funded
                                        through payments by PHI under the
                                        Purchase Money Note.  In the event PFC
                                        were to file for relief under Chapter
                                        11 of the Bankruptcy Code within 90
                                        days (or possibly one year), or PHI
                                        were to file for relief under Chapter
                                        11 of the Bankruptcy Code within one
                                        year, of the payments, the payments may
                                        be avoidable as a preference and could
                                        be subject to recovery by a trustee in
                                        bankruptcy, an official creditors'
                                        committee, other representatives of
                                        creditors of PFC or PHI, or PFC or PHI
                                        as debtors in possession.  If the
                                        payments were successfully challenged
                                        as preferences, holders would be
                                        required to return the funds received,
                                        together with interest thereon in a
                                        rate determined by the court, or would
                                        be precluded from receiving any
                                        distribution on account of such
                                        holders' Old Notes.

                  CONSEQUENCES TO HOLDERS OF OLD NOTES IF EXCHANGE
                        OFFER OR SOLICITATION NOT SUCCESSFUL

          In order for the Minimum Condition to be satisfied, all outstanding Old Notes must be tendered in the Exchange and not withdrawn. Concurrently with the Exchange Offer, the Company is seeking the Consents so that if the Minimum Condition or any other condition to the Exchange Offer is not satisfied and the Exchange Offer is not consummated, the Company will have the Consents of certain holders of Old Notes pursuant to which, among other things, the consenting Holders agree to forbear against exercising rights and remedies with respect to the Maturity Defaults and the Purchase Money Note Maturity Defaults and vote to accept a plan of reorganization which provides for treatment of the Old Notes in a bankruptcy case under Chapter 11 of the Bankruptcy Code that is substantially similar to the treatment of the Old Notes offered in the Exchange (the "Plan").

          If the Exchange Offer is not consummated but the Requisite Consents are received, the Company intends to file for relief under Chapter 11 of the Bankruptcy Code. If the Exchange Offer is not consummated and the Requisite Consents are not received, the Company may file for relief under Chapter 11 of the Bankruptcy Code or may continue to negotiate with the holders of the Old Notes for a restructuring of the Old Notes. If the Company were to seek confirmation of the Plan, no assurance can be given that the Plan would meet the requirements of confirmation, even if the Requisite Consents are received and the Old Notes subject to the Consents are voted to accept the Plan. Giving effect to the issuance of New Notes as of the beginning of the period and assuming that PFC elected to pay 50% of the interest payment obligations through December 1, 2000 through the issuance of PIK Notes, the ratio of EBITDA to cash interest expense would have been 1.40-to-one, and EBITDA less corporate charges (giving effect to fees payable under the Management Agreement) to cash interest expense would have been 1.11-to-one, in each case for the twelve months ended June 30, 1998. Upon commencement of the requirement that all interest be paid in cash in 2001, the ratio of EBITDA to cash interest expense on the New Notes is expected to be less than one-to-one (assuming no offers to repurchase New Notes have been made). Therefore, it is expected that PFC would not be able to make the cash interest payment in June 2001, which would be an event of default under the Indenture.

          At any time after the December 1, 1998 maturity date of the Old Notes, if the Company has not filed for bankruptcy relief and the Exchange Offer has not been consummated, it is possible that three or more holders of Old Notes would file an involuntary petition under the Bankruptcy Code with respect to PFC. If PFC were to become a debtor in a case under the Bankruptcy Code (whether a case were commenced voluntarily or involuntarily), it is likely that PHI and SFGC would file for relief under Chapter 11 of the Bankruptcy Code. The commencement of a voluntary case under the Bankruptcy Code by SFGC or certain circumstances related to an involuntary case under the Bankruptcy Code with respect to SFGC will cause the automatic acceleration of outstanding indebtedness of subsidiaries of SFGC, SFHI and Sahara Las Vegas Corp., a Nevada corporation ("SLVC"), all of which indebtedness is guaranteed by SFGC. If acceleration were to occur, SFGC would expect to negotiate with the creditors of SFHI and SLVC regarding a rescission of the acceleration. However, if the creditors holding the indebtedness were not to rescind the acceleration, it is likely that SFHI and SLVC would file for relief under Chapter 11 of the Bankruptcy Code.

                           SUMMARY DESCRIPTION OF NEW NOTES


Securities Offered . . . . . . . . .    A principal amount of 13 1/2% First
                                        Mortgage Notes Due 2006 equal to the
                                        principal amount of Old Notes tendered
                                        for exchange, less the principal amount
                                        of tendered Old Notes repurchased in
                                        the Exchange Offer (approximately $57.1
                                        million), increasing to $65.2 million
                                        at maturity through the issuance of the
                                        PIK Notes.

Maturity Date. . . . . . . . . . . .    December 1, 2006.

Interest Payment Dates . . . . . . .    June 1 and December 1, commencing
                                        June 1, 1999.

Interest Payments. . . . . . . . . .    The New Notes will bear interest at a
                                        rate equal to 13 1/2% per annum.
                                        Interest will accrue from the date
                                        following the Expiration Date.  The
                                        Company will have the right to pay up
                                        to 50% of each interest payment through
                                        December 1, 2000 through the issuance
                                        of additional New Notes with a
                                        principal amount equal to 50% of the
                                        interest payable on the outstanding New
                                        Notes on each Interest Payment Date
                                        (the "PIK Notes").  See "Description of
                                        New Notes--Principal, Maturity and
                                        Interest."

Mandatory Redemption . . . . . . . .    The New Notes must be redeemed in whole
                                        at 100% of the principal amount
                                        thereof, plus accrued and unpaid
                                        interest to the date of redemption,
                                        upon an optional prepayment of
                                        principal, or payment of principal at
                                        maturity prior to the maturity date of
                                        the New Notes, by SFGC of the amended
                                        and restated promissory note dated as
                                        of October 1, 1998 by SFGC in favor of
                                        Sierra Construction Corp. (the "Sierra
                                        Note").

Optional Redemption. . . . . . . . .    The New Notes may be redeemed in whole
                                        or in part at any time and from time to
                                        time at 100% of the principal amount
                                        thereof plus accrued and unpaid
                                        interest thereon.

Offers to Repurchase . . . . . . . .    CERTAIN CAPITAL CONTRIBUTIONS.  SFGC
                                        will covenant that it will cause its
                                        subsidiaries Sahara Resorts ("SR"),
                                        Casino Properties, Inc. ("CPI"),
                                        Hacienda Hawaiian Properties, Inc.
                                        ("HHP") and SLVC to dividend to SFGC
                                        any net proceeds (or dividends received
                                        directly or indirectly from net
                                        proceeds), if any, to the extent
                                        permitted by applicable law and by
                                        agreements to which they are then
                                        parties, from (a) the disposition by
                                        SLVC of the 27 acre parcel of real
                                        property on Las Vegas Boulevard South
                                        or the 40 acre parcel of real property
                                        in Henderson, Nevada, or (b) the
                                        repayment or disposition of 11% First
                                        Mortgage Notes issued by SFHI and held
                                        by SLVC, and that SFGC will contribute
                                        to PFC an amount equal to any such
                                        dividend (less any portion of a
                                        dividend required to be used by SFGC to
                                        repay principal and accrued interest on
                                        the Sierra Note.  PFC will be required
                                        to make an offer to repurchase, at 100%
                                        of
                                        principal amount, New Notes with an
                                        aggregate principal amount, plus
                                        accrued and unpaid interest, equal to
                                        the amount so contributed.

                                        EXCESS CASH FLOW.   The Company will be
                                        required to make an offer to repurchase
                                        New Notes on an annual basis with 25%
                                        of Excess Cash Flow (as defined), to
                                        the extent that 25% of Excess Cash Flow
                                        not previously subject to an offer to
                                        repurchase equals or exceeds $1
                                        million.

                                        SUBSTITUTION AND RELEASE OF COLLATERAL.
                                        In connection with a substitution or
                                        release of collateral, the Company may
                                        be required to make offers to repurchase a portion of the New Notes. See "Substitution and Release of Collateral Securing the Guaranty."

Security . . . . . . . . . . . . . .    The Purchase Money Note from PHI to PFC
                                        will be refinanced with a new note (the
                                        "Mirror Note"), which will have payment
                                        terms that mirror those in the New
                                        Notes.  The Mirror Note will be secured
                                        by a first priority lien on
                                        substantially all the existing and
                                        future assets of PHI, and the New Notes
                                        will be secured by an assignment of
                                        such security interests.

Guaranty . . . . . . . . . . . . . .    SFGC will guaranty the payment of the
                                        principal of, and premium, if any, and
                                        interest on, the New Notes.  The
                                        guaranty will be secured by a pledge by
                                        SFGC of all the outstanding common
                                        stock of SFHI and SR.
Substitution and Release of
Collateral . . . . . . . . . . . . .    The pledge of the SFHI capital stock
                                        securing the Guaranty will be released
                                        concurrent with the consummation of any
                                        series of transactions as a result of
                                        which (i) PFC makes an offer to
                                        repurchase $7.5 million principal
                                        amount of New Notes; and (ii) security
                                        interests are granted for the benefit
                                        of the holders of the New Notes (a) in
                                        substantially all of the assets of SLVC
                                        (the "SLVC Asset Liens"), subject to
                                        prior liens securing no more than an
                                        aggregate of $35 million in
                                        indebtedness (which indebtedness may
                                        provide that interest is payable in
                                        kind for up to three years) and related
                                        costs and charges and (b) in preferred
                                        stock or debt of SFHI (the "SFHI
                                        Securities Liens"), with a stated value
                                        or principal amount of at least $25
                                        million at the date of issuance, which
                                        security interest, may be subject to
                                        prior liens securing no more than an
                                        aggregate of $35 million in
                                        indebtedness (which indebtedness may
                                        provide that interest is payable in
                                        kind for up to three years) and related
                                        costs and charges, provided that at the
                                        date of grant of such security interest
                                        SFHI does not have indebtedness in
                                        excess of $265 million.

                                        If any assets subject to the SLVC Asset
                                        Liens or SFHI Security Liens are
                                        disposed of subsequent to the grant of
                                        the security interests for the benefit
                                        of the holders of the New Notes, the
                                        liens will be released concurrent with
                                        the disposition, provided that SLVC or
                                        the entity holding the SFHI preferred
                                        or debt securities distributes,
                                        directly or indirectly, to the extent
                                        permitted by applicable law and
                                        agreements to which SLVC or such other
                                        entity is then a party, to SFGC the net
                                        proceeds, if any, received upon the
                                        disposition, SFGC contributes to PFC
                                        the distribution received (less any
                                        portion of the distribution required to
                                        be used by SFGC to repay principal and
                                        accrued interest on the Sierra Note),
                                        and PFC makes an offer to repurchase,
                                        at 100% of the principal amount, New
                                        Notes with an aggregate principal
                                        amount, plus accrued and unpaid
                                        interest thereon, equal to the amount
                                        so contributed.

Change of Control. . . . . . . . . .    A change in control will occur if (a)
                                        SFGC fails to own 100% of the
                                        outstanding voting stock of PHI or PFC
                                        or (b) any person (other than the
                                        Lowden Family) becomes the beneficial
                                        owners of more than 35% of the
                                        outstanding voting stock of SFGC.  Upon
                                        a change of control, PFC will be
                                        required to make an offer to repurchase
                                        all outstanding Exchange Notes at 100%
                                        of the principal amount thereof, plus
                                        accrued and unpaid interest to the date
                                        of repurchase.

Covenants. . . . . . . . . . . . . .    The Indenture will contain certain
                                        covenants restricting the ability of
                                        PFC and PHI to, among other things,
                                        (i) incur additional indebtedness,
                                        (ii) pay dividends or make other
                                        restricted payments (including
                                        investments), (iii) create certain
                                        liens, (iv) enter into certain mergers
                                        or consolidations, and (v) enter into
                                        transactions with affiliates.  These
                                        covenants are subject to certain
                                        exceptions and qualifications.  See
                                        "Description of New Notes--Certain
                                        Covenants."

Bankruptcy Remote Bylaw Provisions .    PFC will amend its bylaws to provide
                                        that the unanimous consent of the Board
                                        of Directors (or consent of all
                                        directors then in office) will be
                                        required to file for relief under
                                        Chapter 11 of the Bankruptcy Code.
                                        Holders of a majority of the
                                        Outstanding Amount of New Notes will be
                                        entitled to designate a director
                                        independent of SFGC and its affiliates
                                        to serve as a director of PFC, and SFGC
                                        will covenant to cause the outstanding
                                        voting shares of PFC held by it,
                                        directly or indirectly, to be voted for
                                        the election of any such designee.

                                        Subject to approval of the lenders to
                                        SLVC, if the SLVC Asset Liens are
                                        granted, SLVC will amend its bylaws to
                                        provide that unanimous consent of the
                                        Board of Directors (or consent of all
                                        directors then in office) will be
                                        required to commence a case under the
                                        Bankruptcy Code.  Holders of a majority
                                        of the outstanding principal amount of
                                        New Notes will be entitled to designate
                                        a director independent of SFGC and its
                                        affiliates to serve as a director of
                                        SLVC, and SFGC will covenant to cause
                                        the outstanding voting shares of SLVC
                                        held be it, directly or indirectly, to
                                        be voted for the election of any such
                                        designee.

Amendments . . . . . . . . . . . . .    The Indenture, the New Notes and
                                        related documents may be amended or
                                        modified with the consent of holders of
                                        a majority of the outstanding principal
                                        amount of New Notes, except that
                                        (i) consent of holders of at least 75%
                                        of the outstanding principal amount
                                        will be required to approve the
                                        modification of the debt incurrence
                                        covenant to permit up to $25 million
                                        principal amount of indebtedness
                                        secured by a first priority lien in all
                                        the collateral securing the New Notes,
                                        the proceeds of which are used to make
                                        an offer to repurchase New Notes at
                                        100% of the principal amount thereof,
                                        plus accrued and unpaid interest
                                        thereon to the date of a payment, and
                                        (ii) the consent of each holder
                                        adversely affected will be required to
                                        reduce the principal amount of New
                                        Notes whose holders must consent to an
                                        amendment or waiver; reduce the rate of
                                        or change the time for payment of
                                        interest on any New Note; reduce the
                                        principal of or change the fixed
                                        maturity of any New Note or alter the
                                        redemption or offer to repurchase
                                        provisions with respect thereto; make
                                        any New Note payable in money other
                                        than that stated in the New Note; or
                                        waive a default in the payment of the
                                        principal of, or interest or premium
                                        on, any New Note.

Absence of a Public Market for the
 New Notes . . . . . . . . . . . . .    The New Notes are a new issue of
                                        securities with no established market.
                                        Accordingly, there can be no assurance
                                        as to the development or liquidity of
                                        any market for the New Notes.  The
                                        Company does not intend to apply for
                                        listing of the New Notes on any
                                        securities exchange.

Resales of the New Notes . . . . . .    The New Notes will be unrestricted
                                        securities within the meaning of Rule
                                        144 under the Securities Act.  See
                                        "Risk Factors - Absence of Public
                                        Market and Transfer Restrictions."

                                        RISK FACTORS

          For a discussion of certain matters that should be considered by prospective investors in connection with the Exchange Offer, see "Risk Factors."

                           SUMMARY UNAUDITED FINANCIAL DATA

                 The following tables set forth selected unaudited consolidated financial information of PHI. The selected consolidated financial information as of September 30, 1996 and 1997 and for each of the years ended
September 30, 1995, 1996, and 1997 and for the nine months ended June 30, 1997 and 1998 and as of June 30, 1998 were derived from PHI's unaudited consolidated financial statements included elsewhere in this Joint Offering Circular/Consent Solicitation Statement. In the opinion of management, the unaudited consolidated financial statements include all adjustments, consisting of only normal recurring adjustments, necessary for a fair presentation of such information. The operating results for the nine months ended June 30, 1998 are not necessarily indicative of results for the full fiscal year. The information presented below should be read in conjunction with the Unaudited Consolidated Financial Statements and notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations of PHI" included elsewhere in this Offering Circular.



                                         YEARS ENDED SEPTEMBER 30,______         Nine Months Ended June 30,
                                   ----------------------------------------      --------------------------
                                        1995            1996           1997           1997         1998
                                        ----            ----           ----           ----         ----
                                                    (Unaudited)                          (Unaudited)
STATEMENT OF OPERATIONS DATA:
Net operating revenues . . . . .   $  46,034       $  44,415       $ 40,839       $ 31,688       $ 30,741
Total operating expenses . . . .      40,534          42,686         40,749         30,386         31,128
                                    --------        --------       --------        -------       --------
Operating income (loss). . . . .       5,500           1,729             90          1,302          (387)
 . . . . . . . . . . . . .40,135

OTHER DATA:
  EBITDA(1). . . . . . . . . . .    $ 11,410        $  8,644       $  6,929       $  6,358       $  4,833
  EBITDA margin. . . . . . . . .        24.8%           19.5%          17.0%          20.1%          15.7%
  Depreciation & amortization. .    $  5,227        $  5,878       $  5,583       $  4,186       $  4,255
  Capital expenditures . . . . .       5,998           1,291            949            726          2,329
  EBITDA/Proforma cash
     interest expense (2). . . .                                                                    1.67x


                                                         AS OF JUNE 30, 1998
                                                        --------------------
                                                        ACTUAL      ADJUSTED(3)
                                                        ------      -----------
                                                        (DOLLARS IN THOUSANDS)
Balance Sheet Data:
  Cash and short-term investments                      $  9,333       $  2,400
  Total assets (4) . . . . . . .                         92,516         42,015
  Total long-term debt . . . . .                         60,026         57,137
  Stockholder's equity (deficit)(4)                      27,836       (19,106)

(1) EBITDA consists of earnings before interest, income taxes, depreciation, amortization, rents attributable to gaming equipment operating leases and corporate charges. In December 1997, the Company purchased all gaming equipment subject to operating leases. See "Executive Compensation - Management Agreement" for a discussion of historical corporate charges allocated to PHI. Concurrent with the consummation of the Exchange Offer, PHI and SFGC will enter into a Management Agreement pursuant to which PHI will pay to SFGC management fees of $100,000 per month, plus a variable fee based on achievement of certain EBITDA targets. Fees payable under the Management Agreement will be higher than the historical corporate charge allocation. The Company's definition of EBITDA may not be the same as that of similarly captioned measures used by other companies. While EBITDA should not be construed as a substitute for operating income or a better indicator of liquidity than cash flow from operations, investing, and financing activities, which are determined in accordance with generally accepted accounting principles, ("GAAP"), it is included herein to provide additional information with respect to the ability of the Company to meet its future debt service, capital expenditure and working capital requirements. Although EBITDA is not necessarily a measure of the Company's ability to fund its cash needs, management believes that EBITDA is a useful tool for measuring the ability of the Company to service its debt.

(2) Pro forma cash interest expense gives effect to the Exchange Offer as if it had occurred at the beginning of the period presented. Based on operating results for the twelve months ended June 30, 1998, EBITDA to pro forma cash interest would be 1.40-to-one (1.11-to-one, giving effect to fees payable under the Management Agreement).
(3)    As adjusted for the Exchange Offer.
(4) In September 1998, in accordance with SFAS No. 121, PHI determined an impairment loss had occurred to the carrying value of the assets of the Pioneer in Laughlin, Nevada. PHI is currently reviewing information to determine the amount of the impairment loss. However, management believes that the impairment loss, to be recorded in the quarter ended September 30, 1998, will eliminate the goodwill of $43.6 million recorded on the balance sheet as of June 30, 1998.

                                     RISK FACTORS

          In addition to the other information contained in this Joint Offering Circular/Consent Solicitation Statement, holders of Old Notes should consider carefully the following risk factors affecting the business of the Company.


SIGNIFICANT LEVERAGE; INABILITY TO SERVICE NEW NOTE INDEBTEDNESS; LACK OF PROFITABLE OPERATIONS

          PHI and the Company are, and after the Exchange Offer will be, highly leveraged. As of June 30, 1998, PHI had total outstanding indebtedness of approximately $60 million, consisting of the Old Notes and approximately $26,000 of equipment financing notes. After giving effect to the Exchange, PHI would have approximately $57.1 million of outstanding indebtedness as of June 30, 1998. Assuming 50% of the interest on the New Notes is paid in kind through December 1, 2000 through the issuance of the PIK Notes and no offers to repurchase New Notes have been made, there will be $65.2 million principal amount of New Notes outstanding at maturity.

          Following the completion of the Exchange Offer, PHI will continue to have substantial annual fixed debt service and will be dependent on the operations of the Pioneer to meets its obligations. Giving effect to the Exchange as of the beginning of the period, the ratio of EBITDA (as defined) to total interest expense would have been less than one-to-one for the nine months ended June 30, 1998. Giving effect to the Exchange as of the beginning of the period and assuming that PFC elected to pay 50% of the interest payment obligations through December 1, 2000 through the issuance of PIK Notes, the ratio of EBITDA to cash interest expense would have been 1.40-to-one, and EBITDA less corporate charges (giving effect to fees payable under the Management Agreement) to cash interest expense would have been 1.11-to-one, in each case for the twelve months ended June 30, 1998. Upon commencement of the requirement that all interest be paid in cash in 2001, the ratio of EBITDA to cash interest expense on the New Notes is expected to be less than one-to-one (assuming no offers to repurchase New Notes have been made). Therefore, it is expected that PFC would not be able to make the cash interest payment in June 2001, which would be an event of default under the Indenture.

          PHI has had net losses in each of the last four fiscal years and earnings were insufficient to cover fixed charges in 1994, 1995, 1996, 1997 and in the nine months ended June 30, 1998 (see "Selected Unaudited Consolidated Financial Data"). No assurance can be given that funds generated from the operations of the Pioneer will be sufficient to meet all of PHI's interest payment obligations or obligations to pay all outstanding principal at maturity under the Mirror Note (and, accordingly, the Company's obligations on the New Notes) as well as to operate the Pioneer.

          The degree to which PHI (and the Company) is leveraged could have important consequences to holders of the New Notes, including, but not limited to (i) limiting PHI's ability to satisfy its obligations with respect to the Mirror Note (and, accordingly, the Company's obligations on the New Notes),
(ii) increasing PHI's vulnerability to adverse changes in the Laughlin gaming market, (iii) limiting PHI's ability to obtain additional financing to fund future working capital, capital expenditures and other general corporate requirements, (iv) requiring the dedication of a substantial portion of PHI's cash flow from operations to the payment of principal of, and interest on, its indebtedness, thereby reducing the availability of such cash flow to fund working capital, capital expenditures or other general corporate purposes,
(v) limiting PHI's flexibility in planning for, or reacting to, changes in its business and the industry and (vi) placing PHI at a competitive disadvantage to less leveraged competitors.

          PHI's future operating performance is itself dependent on a number of factors, many of which are outside of PHI's control, including prevailing economic conditions and financial, business, regulatory and other factors. If PHI were unable to generate sufficient cash from its future operations to service its debt (including paying interest on the Mirror Note, and which, in turn, would impact the Company's ability to pay interest on the New Notes), or to satisfy operating expenses, or to generally pay its debts as they mature, PHI would be required to explore alternatives, such as seeking additional debt or equity financing, reducing or delaying capital expenditures or selling material assets or operations. PHI's financial condition would make more difficult the successful consummation of any financing. No assurance can be given that PHI would be successful in implementing any of these alternatives, if necessary. In addition, Nevada law contains certain restrictions on the ability of companies engaged in the gaming business to undertake certain financing transactions. Such restrictions could cause delays in obtaining necessary capital.

GUARANTY

          No assurance can be given that SFGC will have sufficient funds to pay amounts, if any, that it may become obligated to pay under the Guaranty. Enforcement of the Guaranty against SFGC will be subject to all defenses available to the Company regarding enforcement of the Mirror Note and the security interests securing such note. As of October 1, 1998, SFGC had outstanding indebtedness of approximately $7.0 million, $1.6 million of which matures in December 1999 and $4.8 million of which matures in December 2000. SFGC has also guaranteed indebtedness of its subsidiaries, SFHI and SLVC, in the aggregate amount of approximately $160 million, $57.5 million of which matures in December 1999 and $100 million of which matures in December 2000. SFGC has limited cash resources, and must rely on distributions from subsidiaries, to the extent available, to fund its operations. Each of PHI, SFHI and SLVC are parties to debt instruments that restrict the ability of the subsidiaries to make distributions to affiliates, including SFGC. None of the subsidiaries satisfies the requirements to make distributions currently. No assurance can be given that SFGC will be able to satisfy the obligations under its outstanding indebtedness, or that its subsidiaries will be able to satisfy their debt service obligations. As a result, no assurance can be given that SFGC would be able to satisfy its obligations under the Guaranty. See "Business," "Description of New Notes - Guaranty" and "Description of New Notes
- Remedies Upon Default."

SECURITY FOR THE NEW NOTES

          As security for the New Notes, PFC will pledge to the Trustee the Mirror Note and the deed of trust securing the Mirror Note (the "Deed of Trust"). Additionally, the New Notes will be supported by the Guaranty. See "Description of the New Notes--Security" and "Description of the New Notes--Guaranty." The land underlying the Pioneer includes fee and leasehold interests. Thus, the Deed of Trust will be subject and subordinate to the lessor's interest in the land subject to the Pioneer Ground Lease.
Improvements on the leasehold include portions of the hotel buildings and a portion of the casino building. If the ground lease were to be terminated by the lessor as the result of a default by PHI thereunder, PHI would lose possession of the land subject to such lease and improvements thereon and, accordingly, the holders' security interest in the lease and improvements would be extinguished, substantially reducing the value of the collateral securing the New Notes. The termination of the lease would hinder PHI's ability to operate the Pioneer as a result of the loss of the improvements. Under the Pioneer Ground Lease which, by its terms, will expire in December 2078, annual rent is $716,000, and is subject to annual adjustments based on the Consumer Price Index and to adjustments every ten years to an amount equal to 10% of the fair market value of the land subject to the Pioneer Ground Lease on an unimproved basis (the next such adjustment to occur in 2004).

          In the event of a foreclosure sale of the Pioneer under the Deed of Trust, licensing requirements of the Nevada Gaming Authorities may limit the number of potential bidders for the Pioneer and may delay the sale thereof, either of which could adversely affect the sales price of the Pioneer.


LAUGHLIN MARKET; COMPETITION

          The gaming and hotel industries are highly fragmented and characterized by a high degree of competition among a large number of participants. In Laughlin, the Pioneer competes with nine other hotel-casinos and a Native American hotel-casino located approximately 10 miles south of the Pioneer. The Pioneer also competes with the hotel-casinos in Las Vegas and those situated on I-15 (the principal highway between Las Vegas and southern California) near the California-Nevada state line, as well as a growing number of Native American casinos in Laughlin's regional market. The Company believes the significant expansion of hotel and casino capacity in Las Vegas in recent years and the growth of Native American casinos in Laughlin's central Arizona and southern California feeder markets have had a negative impact on Laughlin hotel-casinos, including the Pioneer, by drawing visitors away from the Laughlin market. This has, in turn, resulted in increased competition among Laughlin hotel-casinos for a reduced number of visitors thus contributing to generally lower revenues and profit margins at Laughlin hotel-casinos, including the Pioneer. According to figures compiled by Nevada Gaming Authorities total gaming revenues in the Laughlin market were approximately $485 million for each of the twelve month periods ended June 30, 1998 and 1997, compared to approximately $540 million in the twelve month period ended September 30, 1993 (a 10.2% decline).

          Casino gaming is currently conducted by numerous Native American tribes throughout the United States and other Native American tribes are either in the process of establishing or considering the establishment of gaming at additional locations, including sites in California and Arizona. In August 1998 the California General Assembly, Senate and Governor approved legislation authorizing gaming operations by Native American tribes pursuant to a form of compact executed by the Governor and an Indian Tribe. The November 1998 ballot in California will include a voter initiative which, if approved by the voters of California, would mandate that the Governor sign compacts relating to gaming on tribal lands with California tribes upon their request. The initiative, the passage of which requires an affirmative vote representing a majority of the votes cast with respect thereto, would also amend current California law to permit gambling devices, including slot machines, banked card games and lotteries at tribal casinos. The passage of the California initiative and the continued growth of gaming in jurisdictions outside of Nevada is likely to have a material adverse effect on the financial condition and results of operations of the Pioneer. The Company believes that the expansion of casino gaming in the areas close to Nevada, such as California and Arizona, could have an adverse impact on the Pioneer's operations and, depending on the nature, location and extent of such operations, such impact could be material.

          Gaming has expanded dramatically in the United States in recent years. This growth has been reflected in various forms including riverboats, dockside gaming facilities, Native American gaming ventures, land-based casinos, state-sponsored lotteries, off-track wagering and card parlors. Since 1990, when there were casinos in only three states (excluding casinos on Native American lands), gaming has spread to a number of additional states and still other states are currently considering, or may in the future consider, the legalization of casino gaming in specific geographic areas within their jurisdictions.

GAMING REGULATION

          The gaming operations and the ownership of securities of PHI are subject to extensive regulation by the Nevada Gaming Commission (the "Nevada Commission"), the Nevada State Gaming Control Board (the "Nevada Board") and Clark County, Nevada (collectively, the "Nevada Gaming Authorities"). The Nevada Gaming Authorities have broad authority with respect to licensing and registration of entities and individuals involved with PHI, including holders of the New Notes. To enforce applicable gaming regulations, Nevada Gaming Authorities may, among other things, limit, suspend or revoke the licenses of any gaming entity or individual, and may levy fines or forfeiture of assets against PHI or individuals for violations of gaming laws or regulations. The suspension or revocation of any of PHI's licenses or the levy on the PHI of substantial fines or forfeiture of assets would have a material adverse effect on the Company. See "Nevada Gaming Regulation."

          Any public offering of securities by the Company requires the prior approval of the Nevada Commission if the securities or the proceeds from the offering are intended to be used for the construction of, to acquire any interest in or to finance the operations of any gaming facilities in Nevada, or to retire or extend obligations incurred for such purposes. There can be no assurances that any such approval will be granted or that if granted, it will be granted on a timely basis.

          In connection with obtaining requisite approvals of the Nevada Gaming Authorities for the Exchange Offer, PHI may be required to disclose the identities of the holders of the New Notes to the Nevada Gaming Authorities prior to registration of the Exchange Offer. The Nevada Commission may, in its discretion, require the holders of the New Notes to file applications, be investigated and be found suitable to hold the New Notes. If requested, appropriate applications must be filed within 30 days of the request. If the Nevada Commission determines that a person is unsuitable to own such New Notes, then pursuant to the Nevada Gaming Control Act and the regulations promulgated thereunder (collectively, the "Nevada Act"), PHI can be sanctioned, including the loss of its approvals, if, without the prior approval of the Nevada Commission, it: (i) pays to the unsuitable person any dividend, interest or any distribution whatsoever; (ii) recognizes any voting right by such unsuitable person in connection with such securities; (iii) pays the unsuitable person remuneration in any form; or (iv) makes any payment to the unsuitable person by way of principal, redemption, conversion, exchange, liquidation or similar transaction.

          Each holder of the New Notes shall be deemed to have agreed (to the extent permitted by law) that if the Nevada Gaming Authorities determine that a holder or beneficial owner of New Notes must be found suitable under applicable law, and if such holder or beneficial owner either refuses to file an application or is found unsuitable, such holder shall, upon the request of PHI and by the terms of the Notes, dispose of such holder's or beneficial owner's New Notes within 30 days after receipt of such request or such earlier date as may be ordered by the Nevada Gaming Authorities. PHI will also have the option to repurchase such holder's New Notes at a price equal to the lesser of such holder's cost and 100% of the principal amount thereof, plus accrued and unpaid interest, if any, thereon through the earlier of the date of redemption and the date of finding of unsuitability.

          In August 1996, President Clinton signed a bill creating the National Gambling Impact Study Commission (the "NGISC"), composed of individuals with ties to the gaming industry as well as individuals who are openly opposed to legalized gaming, to examine the economic and social impact of gaming. The NGISC began a series of hearings on June 20, 1997 and is scheduled to release a report on its findings, together with recommended legislation and administrative action, in June 1999. Any additional regulation of the gaming industry resulting from the NGISC's recommendations could have a material adverse impact on the gaming industry, including the Company.

LIMITED OBLIGATIONS

          The liability of the Company, PHI and SFGC under the New Notes, the Mirror Note and the Guaranty, respectively, will be limited to the extent of their respective assets.

ABSENCE OF PUBLIC MARKET AND TRANSFER RESTRICTIONS

          Nonaffiliates of the Company who acquire the New Notes will be able to freely trade the New Notes without restriction under Rule 144 under the Securities Act of 1933, as amended. Affiliates of the Company who acquire the New Notes, however, may resell the New Notes only in compliance with the provisions of Rule 144.

          The New Notes constitute a new issue of securities and have no established trading market. There can be no assurance as to the liquidity of any markets that may develop for the New Notes, the ability of holders of the New Notes to sell the New Notes, or the prices at which holders would be able to sell their New Notes. Future trading prices of the New Notes will depend on many factors, including, among other things, the Company's ability to effect the Exchange Offer, prevailing interest rates, the Company's operating results and the market for similar securities. The Company does not intend to apply for listing of the Notes on any securities exchange.

COMPUTERIZED OPERATIONS AND THE YEAR 2000

          During recent years, there has been significant global awareness raised regarding the potential disruption to business operations worldwide resulting from the inability of current technology to process properly the change from the year 1999 to 2000. Although, based on a review of its data processing, operating and other computer-based systems, PHI does not currently anticipate any material disruption in its operations as a result of any failure by PHI to achieve year 2000 compliance, there can be no assurance to that effect.

RELIANCE ON KEY MANAGEMENT; CONTROL BY PRINCIPAL STOCKHOLDER

          PHI future performance will depend to a significant extent upon the efforts and abilities of certain key members of senior management of PHI and of SFGC, including Paul W. Lowden, Christopher W. Lowden and Thomas K. Land. The loss of the services of any of the foregoing members of senior management could have a material adverse effect on PHI and there can be no assurance that a suitable replacement could be found. Upon completion of the Offering, such individuals acting through SFGC will provide services to PHI pursuant to the terms of the Management Agreement. Such individuals have significant responsibilities with respect to the other operations of SFGC that may impact the amount of time that they will be able to commit to PHI. See "Executive Compensation--Management Agreement."

          Mr. Paul W. Lowden beneficially owns over 50% of the outstanding voting common stock of SFGC, which in turn owns, directly or indirectly, 100% of the outstanding voting common stock of the Company and PHI. As a result, Mr. Lowden is generally able to control the election of the Board of Directors of the Company and PHI and approve or disapprove any other matters submitted to the stockholders.

    BACKGROUND AND PURPOSE OF EXCHANGE OFFER AND CONSENT SOLICITATION

          In December 1988, $120 million principal amount of Old Notes were issued to finance SFGC's purchase through its wholly-owned subsidiary, PHI, of the Pioneer in Laughlin, Nevada. The net proceeds from the sale of the Old Notes were loaned (the "Prior Loan") by the Company to PHI. The Prior Loan is evidenced by the Purchase Money Note, which is secured by a first priority lien on fee and leasehold interests, and on certain personal property, at the Pioneer. The Purchase Money Note mirrors the payment terms of the Old Notes, and matures on December 1, 1998. PFC satisfied sinking fund obligations with respect to the Old Notes as a result of which $60 million principal amount of Old Notes has been retired. The remaining $60 million principal amount of the Old Notes matures on December 1, 1998.

          Beginning in mid-June 1998, the Company and SFGC have been in discussions with the beneficial owner of approximately 25% of the outstanding principal amount of Old Notes regarding a possible restructuring of the Old Notes. In connection with these discussions, in September 1998 the Company agreed to pay the fees and expenses of counsel for an unofficial committee of holders of the Old Notes. Although the Company believes it has made progress in discussions for the restructuring of the Old Notes, no final agreement has been reached. The Company intends to continue such discussions. However, taking into consideration the December 1, 1998 maturity of the Old Notes, the Company determined that it is in its best interests to commence the Exchange Offer and the Solicitation to permit all holders of Old Notes to elect to participate in a restructuring on the terms offered in the Exchange or, in the alternative, to enter into the Consents. The Company believes that it is in the best interests of the Company and the holders of Old Notes to restructure the Old Notes outside of a bankruptcy case.

          In order for the Minimum Condition to be satisfied, all outstanding Old Notes must be tendered in the Exchange and not withdrawn. Concurrently with the Exchange Offer, the Company is seeking the Consents so that if the Minimum Condition or any other condition to the Exchange Offer is not satisfied and the Exchange Offer is not consummated, the Company will have the Consents of certain holders of Old Notes pursuant to which, among other things, the consenting Holders agree to forbear against exercising rights and remedies with respect to the Maturity Defaults and the Purchase Money Note Maturity Defaults and vote to accept a plan of reorganization which provides for treatment of the Old Notes in a bankruptcy case under Chapter 11 of the Bankruptcy Code that is substantially similar to the treatment of the Old Notes offered in the Exchange (the "Plan").

          If the Exchange Offer is not consummated but the Requisite Consents are received, the Company intends to file for relief under Chapter 11 of the Bankruptcy Code. If the Exchange Offer is not consummated and the Requisite Consents are not received, the Company may file for relief under Chapter 11 of the Bankruptcy Code or may continue to negotiate with the holders of the Old Notes for a restructuring of the Old Notes. If the Company were to seek confirmation of the Plan, no assurance can be given that the Plan would meet the requirements of confirmation, even if the Requisite Consents are received and the Old Notes subject to the Consents are voted to accept the Plan. Giving effect to the issuance of New Notes as of the beginning of the period and assuming that PFC elected to pay 50% of the interest payment obligations through December 1, 2000 through the issuance of PIK Notes, the ratio of EBITDA to cash interest expense would have been 1.40-to-one, and EBITDA less corporate charges (giving effect to fees payable under the Management Agreement) to cash interest expense would have been 1.11-to-one, in each case for the twelve months ended June 30, 1998. Upon commencement of the requirement that all interest be paid in cash in 2001, the ratio of EBITDA to cash interest expense on the New Notes is expected to be less than one-to-one (assuming no offers to repurchase New Notes have been made). Therefore, it is expected that PFC would not be able to make the cash interest payment in June 2001, which would be an event of default under the Indenture.

          At any time after the December 1, 1998 maturity date of the Old Notes, if the Company has not filed for bankruptcy relief and the Exchange Offer has not been consummated, it is possible that three or more holders of Old Notes would file an involuntary petition under the Bankruptcy Code with respect to PFC. If PFC were to become a debtor in a case under the Bankruptcy Code (whether a case was commenced voluntarily or involuntarily), it is likely that PHI and SFGC would file for relief under Chapter 11 of the Bankruptcy Code. The commencement of a voluntary case under the Bankruptcy Code by SFGC and certain circumstances related to an involuntary case under the Bankruptcy Code with respect to SFGC will cause the automatic acceleration of outstanding indebtedness of subsidiaries of SFGC, SFHI, and SLVC, all of which indebtedness is guaranteed by SFGC. If acceleration were to occur, SFGC would expect to negotiate with the creditors regarding a rescission of the acceleration. However, if the creditors holding the indebtedness were not to rescind the acceleration, it is likely that SFHI and SLVC would file for relief under Chapter 11 of the Bankruptcy Code.

                                  THE EXCHANGE OFFER

TERMS OF THE EXCHANGE OFFER

          The Company hereby offers, upon the terms and subject to the conditions set forth herein and in the accompanying Letter of Transmittal and Consent Form, to exchange a principal amount of its New Notes equal to the outstanding principal all Old Notes properly tendered and not withdrawn, less the principal amount of Old Notes repurchased in the Exchange (see "The Exchange Offer - Repurchase of Old Notes"). Subject to satisfaction of the conditions of the Exchange Offer, the Company will accept for exchange any and all Old Notes that are validly tendered on or prior to 12:00 midnight, New York City time, on the Exchange Expiration Date, and in exchange therefor will:

          - issue New Notes with a principal amount equal to the principal amount of Old Notes tendered, less the principal amount of Old Notes repurchased in the Exchange Offer,

          - pay in cash all accrued and unpaid interest on tendered Old Notes through December 1, 1998 ($4.1 million), and

          - repurchase for cash from tendering Holders an aggregate of $2.8 million principal amount of Old Notes.

          Tenders of the Old Notes may be withdrawn at any time prior to 12:00 midnight, New York City time, on the Exchange Expiration Date. The Exchange Offer is conditioned upon, among other things, 100% of the outstanding principal amount of Old Notes being tendered for exchange and not withdrawn (the "Minimum Condition").

          As of the date of this Offering Circular, $60 million in aggregate principal amount of the Old Notes is outstanding. As of October 5, 1988, there were 89 registered holders of the Old Notes. Solely for reasons of administration (and for no other purpose), the Company has fixed the close of business on October 21, 1998, as the record date (the "Record Date") for purposes of determining the persons to whom this Offering Circular and the Letter of Transmittal will be mailed initially. Only a Holder of the Old Notes (or such holder's legal representative or attorney-in-fact) may participate in the Exchange Offer. There will be no fixed record date for determining holders of the Old Notes entitled to participate in the Exchange Offer.

          The Company shall be deemed to have accepted validly tendered Old Notes when, as and if the Company has given oral or written notice thereof to the Exchange/Solicitation Agent. The Exchange/Solicitation Agent will act as agent for the tendering holders of Old Notes and for the purposes of receiving the New Notes and cash from the Company.

          If any tendered Old Notes are not accepted for exchange because of an invalid tender, the occurrence of certain other events set forth herein or otherwise, certificates for any such unaccepted Old Notes will be returned, without expense, to the tendering holder thereof as promptly as practicable after the Exchange Expiration Date.

EXCHANGE EXPIRATION DATE; EXTENSIONS; AMENDMENTS

          The Exchange Expiration Date will be November 20, 1998 at 12:00 midnight, New York City time, unless the Company, in its sole discretion, extends the Exchange Offer, in which case the Exchange Expiration Date will be the latest date and time to which the Exchange Offer is extended.

          In order to extend the Exchange Offer, the Company will notify the Exchange/Solicitation Agent of any extension by oral or written notice and will make a public announcement thereof, each prior to 9:00 a.m., New York City time, on the next business day after the previously scheduled Exchange Expiration Date.

          The Company reserves the right, in its sole discretion, (i) to delay accepting any Old Notes, (ii) to extend the Exchange Offer, (iii) to terminate the Exchange Offer, whether or not any of the conditions set forth below under "Conditions of the Exchange Offer" shall not have been satisfied, and (iv) to amend the terms of the Exchange Offer in any manner by giving oral or written notice of such delay, extension, termination or modification to the Exchange/Solicitation Agent. If the Exchange Offer is amended in a manner determined by the Company to constitute a material change, the Company will promptly disclose such amendments by means of a public announcement or a supplement to this Joint Offering Circular/Consent Solicitation Statement that will be distributed to the registered holders of the Old Notes.

CONDITIONS OF THE EXCHANGE OFFER

          The Exchange Offer is conditioned upon all outstanding Old Notes being properly tendered for exchange and not withdrawn (the "Minimum Condition"). As of the date of this Offering Circular, an aggregate principal amount of $60 million of Old Notes is outstanding.

          In addition to the Minimum Condition, the Exchange Offer is conditioned upon the following conditions:

          - No legal action or proceeding shall have been instituted or threatened in any court or by or before any governmental agency
          (i) directly or indirectly with respect to the Exchange Offer or the Solicitation, (ii) which, in the sole judgment of the Company, may materially adversely affect the business, operations or financial condition of the Company;

          - There shall not have occurred any material adverse development in any existing action or proceeding of any nature;

          - There shall not have occurred (i) any general suspension of trading in, or limitation on prices for, securities on the New York Stock Exchange, (ii) a declaration of a banking moratorium by United States authorities or any governmental agency in the United States,
          (iii) the commencement of a war, armed hostilities or other international or national calamity directly or indirectly involving the United States or (iv) such a material adverse change in general economic, political or financial conditions, if the effect of any economic, political or financial conditions on the financial markets of the United States shall be such as, in the sole judgment of the Company, shall make it impracticable to consummate the Exchange Offer;

          - There shall not have occurred any change, or development involving a prospective change, in or affecting the business or financial affairs of the Company which, in the sole judgment of the Company, would materially impair the contemplated benefits of the Exchange Offer or the Solicitation to the Company;

          - No statute, rule or regulation shall have been proposed or enacted, nor shall any action have been taken by any governmental authority, which, in the sole judgment of the Company, would or might prohibit, restrict or delay consummation of the Exchange Offer as presently proposed or materially impair the contemplated benefits of the Exchange Offer or the Solicitation to the Company; and

          - There shall not exist, in the sole judgment of the Company, any other actual or threatened legal impediment to the acquisition of the Old Notes or the issuance of the New Notes as presently proposed;

          If the Exchange Offer should be withdrawn pursuant to the foregoing, the Old Notes previously tendered will be returned without expense to the tendering holders as promptly as practicable following such withdrawal.

          By agreeing to participate in the Exchange, a Holder also agrees to allocate the cash and New Notes received for the Old Notes and accrued and unpaid interest thereon in the same manner in which the Company will make such allocation. The Company will allocate the cash paid in the Exchange first to accrued and unpaid interest on the Old Notes to the extent thereof, and any remaining cash will be allocated to the principal amount of the Old Notes. Based on this allocation method, of the approximate $6.9 million cash to be paid in the Exchange, approximately $4.1 million will be allocated to the payment of interest and $2.8 million will be allocated to the principal amount of the Old Notes.

PROCEDURES FOR TENDERING OLD NOTES

          The tender of a holder's Old Notes as set forth below and the acceptance thereof by the Company will constitute a binding agreement between the tendering holder and the Company upon the terms and subject to the conditions set forth in this Joint Offering Circular/Consent Solicitation Statement and in the accompanying Letter of Transmittal and Consent Form. Except as set forth below, a holder who wishes to tender Old Notes for exchange pursuant to the Exchange Offer must transmit such Old Notes, together with a properly completed and duly executed Letter of Transmittal and Consent Form, including all other documents required by such Letter of Transmittal and Consent Form to the Exchange/Solicitation Agent at the address set forth on the back cover page of this Offering Circular prior to 12:00 midnight, New York City time, on the Exchange Expiration Date. THE METHOD OF DELIVERY OF OLD NOTES, LETTERS OF TRANSMITTAL AND CONSENT FORM AND ALL OTHER REQUIRED DOCUMENTS IS AT THE ELECTION AND RISK OF THE HOLDER. IF SUCH DELIVERY IS BY MAIL, IT IS RECOMMENDED THAT REGISTERED MAIL, PROPERLY INSURED, WITH RETURN RECEIPT REQUESTED, BE USED. INSTEAD OF DELIVERY BY MAIL, IT IS RECOMMENDED THAT THE HOLDER USE AN OVERNIGHT OR HAND DELIVERY SERVICE. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ASSURE TIMELY DELIVERY.

          Any financial institution that is a participant in DTC's Book-Entry Transfer Facility system may make book-entry delivery of the Old Notes by causing DTC to transfer such Old Notes into the Exchange/Solicitation Agent's account in accordance with DTC's procedures for such transfer. In connection with a book-entry transfer, a Letter of Transmittal and Consent Form need not be transmitted to the Exchange/Solicitation Agent, provided that the book-entry transfer procedure must be complied with prior to 12:00 midnight, New York City time, on the Exchange Expiration Date.

          Each signature on a Letter of Transmittal and Consent Form or a notice of withdrawal, as the case may be, must be guaranteed unless the Old Notes surrendered for exchange pursuant hereto are tendered (i) by a registered holder of the Old Notes who has not completed either the box entitled "Special Exchange Instructions" or the box entitled "Special Delivery Instructions" in the Letter of Transmittal and Consent Form, or (ii) by an Eligible Institution (as defined). In the event that a signature on a Letter of Transmittal and Consent Form or a notice of withdrawal, as the case may be, is required to be guaranteed, such guarantee must be by a firm which is a member of a registered national securities exchange or the National Association of Securities Dealers, Inc., a commercial bank or trust company having an office or correspondent in the United States or otherwise be an "eligible guarantor institution" within the meaning of Rule 17Ad-15 under the Exchange Act (collectively, "Eligible Institutions"). If the Letter of Transmittal and Consent Form is signed by a person other than the registered holder of the Old Notes, the Old Notes surrendered for exchange must either (i) be endorsed by the registered holder, with the signature thereon guaranteed by an Eligible Institution, or (ii) be accompanied by a bond power, in satisfactory form as determined by the Company in its sole discretion, duly executed by the registered holder, with the signature thereon guaranteed by an Eligible Institution. The term "registered holder" as used herein with respect to the Old Notes means any person in whose name the Old Notes are registered on the books of the Registrar.

          All questions as to the validity, form, eligibility (including time of receipt), acceptance, and withdrawal of Old Notes tendered for exchange will be determined by the Company in its sole discretion, which determination shall be final and binding. The Company reserves the absolute right to reject any and all Old Notes not properly tendered and to reject any Old Notes the Company's acceptance of which might, in the judgment of the Company or its counsel, be unlawful. The Company also reserves the absolute right to waive any defects or irregularities or conditions of the Exchange Offer as to particular Old Notes either before or after the Exchange Expiration Date (including the right to waive the ineligibility of any holder who seeks to tender Old Notes in the Exchange Offer). The interpretation of the terms and conditions of the Exchange Offer (including the Letter of Transmittal and the instructions thereto), by the Company shall be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of Old Notes for exchange must be cured within such period of time as the Company shall determine. The Company will use reasonable efforts to give notification of defects or irregularities with respect to tenders of Old Notes for exchange but shall not incur any liability for failure to give such notification. Tenders of the Old Notes will not be deemed to have been made until such irregularities have been cured or waived.

          If any Letter of Transmittal and Consent Form, endorsement, bond power, power of attorney or any other document required by the Letter of Transmittal and Consent Form is signed by a trustee, executor, corporation or other person acting in a fiduciary or representative capacity, such person should so indicate when signing, and, unless waived by the Company, proper evidence satisfactory to the Company, in its sole discretion, of such person's authority to so act must be submitted.

          Any beneficial owner of the Old Notes (a "Beneficial Owner") whose Old Notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and who wishes to tender Old Notes in the Exchange Offer should contact such registered holder promptly and instruct such registered holder to tender on such Beneficial Owner's behalf. If such Beneficial Owner wishes to tender directly, such Beneficial Owner must, prior to completing and executing the Letter of Transmittal and Consent Form and tendering Old Notes, make appropriate arrangements to register ownership of the Old Notes in such Beneficial Owner's name. Beneficial Owners should be aware that the transfer of registered ownership may take considerable time.

GUARANTEED DELIVERY PROCEDURES

          Holders who wish to tender their Old Notes and (i) whose Old Notes are not immediately available or (ii) who cannot deliver their Old Notes or any other documents required by the Letter of Transmittal and Consent Form to the Exchange/Solicitation Agent prior to the Exchange Expiration Date (or complete the procedure for book-entry transfer on a timely basis), may tender their Old Notes according to the guaranteed delivery procedures set forth in the Letter of Transmittal and Consent Form. Pursuant to such procedures: (i) such tender must be made by or through an Eligible Institution and a Notice of Guaranteed Delivery (as defined in the Letter of Transmittal and Consent Form) must be signed by such Holder, (ii) on or prior to the Exchange Expiration Date, the Exchange/Solicitation Agent must have received from the Holder and the Eligible Institution a properly completed and duly executed Notice of Guaranteed Delivery (by facsimile transmission, mail or hand delivery) setting forth the name and address of the Holder, the certificate number or numbers of the tendered Old Notes, and the principal amount of tendered Old Notes, stating that the tender is being made thereby and guaranteeing that, within four business days after the date of delivery of the Notice of Guaranteed Delivery, the tendered Old Notes, a duly executed Letter of Transmittal and Consent Form and any other required documents will be deposited by the Eligible Institution with the Exchange/Solicitation Agent, and (iii) such properly completed and executed documents required by the Letter of Transmittal and the tendered Old Notes in proper form for transfer (or confirmation of a book-entry transfer of such Old Notes into the Exchange/Solicitation Agent's account at DTC) must be received by the Exchange/Solicitation Agent within four business days after the Exchange Expiration Date. Any Holder who wishes to tender Old Notes pursuant to the guaranteed delivery procedures described above must ensure that the Exchange/Solicitation Agent receives the Notice of Guaranteed Delivery and Letter of Transmittal relating to such Old Notes prior to 12:00 midnight, New York City time, on the Exchange Expiration Date.

ACCEPTANCE OF OLD NOTES FOR EXCHANGE; DELIVERY OF NEW NOTES; PAYMENT OF INTEREST AND REPURCHASE OF OLD NOTES

          Upon satisfaction or waiver of all the conditions to the Exchange Offer, the Company will accept any and all Old Notes that are properly tendered in the Exchange Offer prior to 12:00 midnight, New York City time, on the Exchange Expiration Date. The New Notes issued pursuant to the Exchange Offer will be delivered promptly after acceptance of the Old Notes. For purposes of the Exchange Offer, the Company shall be deemed to have accepted validly tendered Old Notes, when, as, and if the Company has given oral or written notice thereof to the Exchange/Solicitation Agent.

          Upon consummation of the Exchange Offer, the Company will pay in cash the accrued and unpaid interest on the tendered Old Notes through December 1, 1998 ($4.1 million) and will purchase for cash from the Holders of tendered Old Notes an aggregate $2.8 million principal amount of Old Notes, together with accrued and unpaid. Each tendering Holder will have repurchased a principal amount of such holder's pro rata share of Old Notes tendered, determined by multiplying $2.8 million by a fraction, the numerator of which is the principal amount of Old Notes tendered by a Holder in the Exchange Offer, and the denominator of which is the aggregate principal amount of Old Notes tendered in the Exchange Offer and not withdrawn. The payments will be funded through payments by PHI under the Purchase Money Note. In the event PFC were to file for relief under Chapter 11 of the Bankruptcy Code within 90 days (or possibly one year), or PHI were to file for relief under Chapter 11 of the Bankruptcy Code within one year, of the payments, the payments may be avoidable as a preference and could be subject to recovery by a trustee in bankruptcy, an official creditors' committee, other representatives of creditors of PFC or PHI, or PFC or PHI as debtors in possession. If the payments were successfully challenged as preferences, holders would be required to return the funds received, together with interest thereon in a rate determined by the court, or would be precluded from receiving any distribution on account of such holders' Old Notes.

          In all cases, issuances of New Notes, payment of accrued and unpaid interest on tendered Old Notes and repurchase of Old Notes in exchange for Old Notes that are accepted for exchange pursuant to the Exchange Offer will be made only after timely receipt by the Exchange/Solicitation Agent of such Old Notes, a properly completed and duly executed Letter of Transmittal and Consent Form and all other required documents (or of confirmation of a book-entry transfer of such Old Notes into the Exchange/Solicitation Agent's account at
DTC); provided, however, that the Company reserves the absolute right to waive any defects or irregularities in the tender or conditions of the Exchange Offer. If any tendered Old Notes are not accepted for any reason, such unaccepted Old Notes will be returned without expense to the tendering Holder thereof as promptly as practicable after the expiration or termination of the Exchange Offer.

WITHDRAWAL RIGHTS

          Tenders of the Old Notes may be withdrawn by delivery of a written notice to the Exchange/Solicitation Agent, at its address set forth on the back cover page of this Offering Circular, at any time prior to 12:00 midnight, New York City time, on the Exchange Expiration Date. Any such notice of withdrawal must (i) specify the name of the person having deposited the Old Notes to be withdrawn (the "Depositor"), (ii) identify the Old Notes to be withdrawn (including the certificate number or numbers and principal amount of such Old Notes, as applicable), (iii) be signed by the Holder in the same manner as the original signature on the Letter of Transmittal and Consent Form by which such Old Notes were tendered (including any required signature guarantees) or be accompanied by a bond power in the name of the person withdrawing the tender, in satisfactory form as determined by the Company in its sole discretion, duly executed by the registered holder, with the signature thereon guaranteed by an Eligible Institution together with the other documents required upon transfer by the Indenture, and (iv) specify the name in which such Old Notes are to be re-registered, if different from the Depositor, pursuant to such documents of transfer. Any questions as to the validity, form and eligibility (including time of receipt) of such notices will be determined by the Company, in its sole discretion. The Old Notes so withdrawn will be deemed not to have been validly tendered for exchange for purposes of the Exchange Offer. Any Old Notes which have been tendered for exchange but which are withdrawn will be returned to the Holder thereof without cost to such Holder as soon as practicable after withdrawal. Properly withdrawn Old Notes may be retendered by following one of the procedures described under "The Exchange Offer--Procedures for Tendering Old Notes" at any time on or prior to the Exchange Expiration Date.

THE EXCHANGE/SOLICITATION AGENT AND INFORMATION AGENT; ASSISTANCE

          IBJ Schroder Bank & Trust Company is the Exchange/Solicitation Agent, and D.F. King & Co., Inc. is the Information Agent. All tendered Old Notes, executed Letters of Transmittal and Consent Forms and other related documents should be directed to the Exchange/Solicitation Agent. Questions and requests for assistance and requests for additional copies of the Joint Offering Circular/Consent Solicitation Statement, the Letter of Transmittal and other related documents should be addressed to the Exchange/Solicitation Agent or Information Agent as follows:

                            EXCHANGE/SOLICITATION AGENT

                           BY HAND OR OVERNIGHT COURIER:

                         IBJ SCHRODER BANK & TRUST COMPANY
                                  ONE STATE STREET
                              NEW YORK, NEW YORK 10004
                      ATTENTION:  SECURITIES PROCESSING WINDOW
                               SUBCELLAR ONE, (SC-1)

                          BY REGISTERED OR CERTIFIED MAIL:

                        IBJ SCHRODER BANK AND TRUST COMPANY
                                    P.O. BOX 84
                               BOWLING GREEN STATION
                              NEW YORK, NY 10274-0084
                  ATTENTION:  REORGANIZATION OPERATIONS DEPARTMENT

                                   BY FACSIMILE:

                                   (212) 858-2611


                        CONFIRM BY TELEPHONE (212) 858-2103



                                 INFORMATION AGENT


                               D.F. KING & CO., INC.
                                  77 WATER STREET
                                     20TH FLOOR
                              NEW YORK, NEW YORK 10005

                            ATTENTION:  KEVIN SCHWICARDI
                              TOLL FREE:  800-628-8538

                      OR BANKS AND BROKERS CALL (212) 425-1685



FEES AND EXPENSES

          All expenses incident to the Company's consummation of the Exchange Offer will be borne by the Company, including, without limitation: (i) printing expenses (including, without limitation, expenses of printing certificates for the New Notes in a form eligible for deposit with DTC and of printing the Joint Offering Circulars/Consent Solicitation Statement), (ii) messenger, telephone and delivery expenses, (iii) fees and disbursements of counsel for the Company,
(iv) fees and disbursements of independent certified public accountants,
(v) internal expenses of the Company (including, without limitation, all salaries and expenses of officers and employees of the Company performing legal or accounting duties) and (vi) reasonable and customary fees and out-of-pocket expenses incurred by the Exchange/Solicitation Agent for and in connection with their services in connection with the Exchange Offer.

          The Company has not retained any dealer-manager in connection with the Exchange Offer and will not make any payments to brokers, dealers or others soliciting acceptance of the Exchange Offer. The Company, however, will pay the Exchange/Solicitation Agent and the Information Agent reasonable and customary fees for their services and will reimburse them for their reasonable out-of-pocket expenses in connection therewith.

          The Company will pay all transfer taxes, if any, applicable to the exchange of Old Notes pursuant to the Exchange Offer. If, however, a transfer tax is imposed for any reason other than the exchange of Old Notes pursuant to the Exchange Offer, then the amount of any such transfer taxes (whether imposed on the registered holder or any other persons) will be payable by the tendering holder. If satisfactory evidence of payment of such taxes or exemption is not submitted with the Letter of Transmittal and Consent Form, the amount of such transfer taxes will be billed directly to such tendering holder.

ACCOUNTING TREATMENT

          The New Notes will be recorded at the same carrying value as the Old Notes, as reflected in the Company's accounting records on the date of the exchange. Accordingly, no gain or loss will be recognized by the Company for accounting purposes. The expenses of the Exchange Offer will be amortized over the term of the New Notes.

RESALES OF THE NEW NOTES

          Nonaffiliates of the Company who acquire the New Notes will be able to freely trade the New Notes without restriction under Rule 144. Affiliates of the Company who acquire the New Notes, however, may resell the New Notes only in compliance with the provisions of Rule 144.

                                   THE SOLICITATION

GENERAL

          The Company is soliciting the consents (the "Consents") of the Holders to the following (the "Proposed Consents"), which will be effective only if the Exchange Offer is not consummated and valid consents are properly furnished by the Solicitation Expiration Date with respect to at least $47 million principal amount of Old Notes:

          - Until December 15, 2000 (the "Termination Date"), the consenting Holders will forbear from exercising any rights and remedies under the Old Notes, the Old Note Indenture, the Guaranty and the Mortgage Documents (as defined in the Old Note Indenture) with respect to any failure by the Company to pay principal and interest on the Old Notes when due on December 1, 1998 (the "Maturity Defaults") and any other defaults under the Old Notes, the Indenture, the Guaranty or the Mortgage Documents arising as a direct consequence of the Maturity Defaults;

          - Until the Termination Date, the consenting Holders will forbear from exercising any rights and remedies under the Purchase Money Note and related security documents with respect to any failure by PHI to pay principal and interest on the Purchase Money Note when due on December 1, 1998 (the "Purchase Money Note Maturity Defaults") and any other defaults under the Purchase Money Note arising as a direct consequence of the Purchase Money Note Maturity Defaults; and

          - The consenting Holders will agree to consent to and support a plan of reorganization under Chapter 11 of the Bankruptcy Code which provides for treatment of the Old Notes in a bankruptcy case under Chapter 11 of the Bankruptcy Code that is substantially similar to the treatment of the Old Notes offered in the Exchange (the "Plan"). Such support shall include, without limitation, (i) voting to accept the Plan and making reasonable efforts to obtain confirmation of the Plan, even if the Plan involves a "cramdown" under Section 1129(b) of the Bankruptcy Code of classes of claims or equity interests other than the class that includes the Old Notes, (ii) not agreeing to, consenting to, recommending or voting for any plan that contains terms inconsistent with the Plan, and (iii) not objecting to or otherwise commencing any proceeding to oppose or alter the Plan or taking any action that is inconsistent with, or that would delay solicitation, confirmation, effectiveness or substantial consummation of the Plan.

     In order for the Proposed Consents to become effective, the Exchange Offer must not be consummated and the Company must receive Consents of Holders with respect to at least $47 million principal amount of Old Notes (the "Requisite Consents"). As of October 21, 1998, $60 million principal amount of the Old Notes was outstanding. If the Proposed Consents become effective, the Company will repurchase an aggregate of $6.5 million principal amount of Old Notes, together with accrued and unpaid interest thereon through the Solicitation Expiration Date (approximately $400,000). See "Repurchase of Old Notes."

     Upon effectiveness of the Proposed Consents, a consenting Holder's right to sell or transfer the Old Notes will be restricted, and each consenting Holder will be required to hold Old Notes in certificated form. See "Restrictions on Transfer."

          As of October 5, 1988, there were 89 registered holders of the Old Notes. Solely for reasons of administration (and for no other purpose), the Company has fixed the close of business on October 21, 1998, as the record date (the "Record Date") for purposes of determining the persons to whom this Joint Offering Circular/Consent Solicitation Statement and the Letter of Transmittal and Consent Form will be mailed initially.

Only a Holder of the Old Notes (or such holder's legal representative or attorney-in-fact) may deliver a Consent. There will be no fixed record date for determining holders of the Old Notes entitled to participate in the Solicitation.

SOLICITATION EXPIRATION DATE; EXTENSIONS; AMENDMENT

     The term "Solicitation Expiration Date" will be at 12:00 midnight New York City time, November 20, 1998, unless the Company, in its sole discretion, extends the period during which the Solicitation is open, in which case the Solicitation Expiration Date will be the latest date and time to which the Solicitation is extended.

     In order to extend the Solicitation Expiration Date, the Company will make a public announcement thereof prior to 9:00 a.m., New York time, on the next business day after the previously scheduled Solicitation Expiration Date.

     The Company reserves the right, in its sole discretion, (1) to delay accepting any Consents, (ii) to extend the Solicitation, (iii) to terminate the Solicitation, and (iv) to amend the terms of the Solicitation in any manner by giving oral or written notice of such delay, extension, termination or modification to the Exchange/Solicitation Agent. If the Solicitation is amended in a manner determined by the Company to constitute an adverse change to the Holders, the Company will promptly disclose such amendments by means of a public announcement or a supplement to this Joint Offering Circular/Consent Solicitation Statement that will be distributed to the registered holders of Old Notes.

PROCEDURES FOR FURNISHING CONSENTS

          The furnishing of a consent and delivery of a holder's Old Notes as set forth below and the acceptance thereof by the Company will constitute a binding agreement between the tendering holder and the Company upon the terms and subject to the conditions set forth in this Joint Offering Circular/Consent Solicitation Statement and in the accompanying Letter of Transmittal and Consent Form with respect to the Consents. Except as set forth below, a holder who wishes to furnish a Consent with respect to Old Notes pursuant to the Solicitation must deliver a properly completed and duly executed Letter of Transmittal and Consent Form, together with the Old Notes subject to the Consents and all other documents required by such Letter of Transmittal and Consent Form, to the Exchange/Solicitation Agent at the address set forth on the back cover page of this Joint Offering Circular/Consent Solicitation Statement prior to 12:00 midnight, New York City time, on the Solicitation Expiration Date. THE METHOD OF DELIVERY OF OLD NOTES, LETTERS OF TRANSMITTAL AND CONSENT FORM, OLD NOTES AND ALL OTHER REQUIRED DOCUMENTS IS AT THE ELECTION AND RISK OF THE HOLDER. IF SUCH DELIVERY IS BY MAIL, IT IS RECOMMENDED THAT REGISTERED MAIL, PROPERLY INSURED, WITH RETURN RECEIPT REQUESTED, BE USED. INSTEAD OF DELIVERY BY MAIL, IT IS RECOMMENDED THAT THE HOLDER USE AN OVERNIGHT OR HAND DELIVERY SERVICE. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ASSURE TIMELY DELIVERY.

     Each signature on a Letter of Transmittal and Consent Form or a notice of revocation, as the case may be, must be guaranteed unless the Old Notes with respect to which Consents are furnished pursuant hereto and the related Letter of Transmittal and Consent Form are submitted (i) by a registered holder of the Old Notes who has not completed either the box entitled "Special Exchange Instructions" or the box entitled "Special Delivery Instructions" in the Letter of Transmittal and Consent Form, or (ii) by an Eligible Institution. In the event that a signature on a Letter of Transmittal and Consent Form or a notice of revocation, as the case may be, is required to be guaranteed, such guarantee must be by an Eligible Institution. If the Letter of Transmittal and Consent Form is signed by a person other than the registered holder of the Old Notes, the Old Notes with respect to which Consents are furnished must either (i) be endorsed by the registered holder, with the signature thereon guaranteed by an Eligible Institution, or (ii) be accompanied by a proxy, in satisfactory form as determined by the Company in its sole discretion, duly executed by the registered holder, with the signature thereon guaranteed by an Eligible

Institution. The term "registered holder" as used herein with respect to the Old Notes means any person in whose name the Old Notes are registered on the books of the Registrar.

     The Company reserves the right to receive Consents by any other reasonable means or in any form that reasonably evidences the giving of Consent.

     All questions as to the validity, form, eligibility (including time of receipt) and acceptance and revocation of the Consents will be resolved by the Company in its sole discretion, which resolution shall be final and binding.
The Company reserves the absolute right to reject any and all Consents not validly given or any Consents the Company's acceptance of which could, in the opinion of the Company or its counsel, be unlawful. The Company also reserves the absolute right to waive any defects or irregularities or conditions of the Solicitation as to the particular Old Notes either before or after the Solicitation Expiration Date (including the right to waive the ineligibility of any holder who seeks to furnish a consent in Solicitation. The interpretation of the terms and conditions of the Solicitation (including the Letters of Transmittal and Consent Form and the instructions thereto) by the Company shall be final and binding on all parties. Unless waived, any defects or irregularities in connection with deliveries of Consents must be cured within such time as the Company shall determine. Neither the Company nor any other person shall be under any duty to give notification of defects or irregularities with respect to deliveries of Consents, nor shall any of them incur any liability for failure to give such notification.

          If any Letter of Transmittal and Consent Form, endorsement, proxy, power of attorney or any other document required by the Letter of Transmittal and Consent Form is signed by a trustee, executor, corporation or other person acting in a fiduciary or representative capacity, such person should so indicate when signing, and, unless waived by the Company, proper evidence satisfactory to the Company, in its sole discretion, of such person's authority to so act must be submitted.

          Any Beneficial Owner of the Old Notes whose Old Notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and who wishes to furnish Consents in the Solicitation should contact such registered holder promptly and instruct such registered holder to furnish the Consent on such Beneficial Owner's behalf. If such Beneficial Owner wishes to Consent directly, such Beneficial Owner must, prior to completing and executing the Letter of Transmittal and Consent Form, make appropriate arrangements to register ownership of the Old Notes in such Beneficial Owner's name. Beneficial Owners should be aware that the transfer of registered ownership may take considerable time.

GUARANTEED DELIVERY PROCEDURES

          In order for a Consent to be properly furnished, the Old Notes to which the Consents relate must be submitted to the Exchange/Solicitation Agreement. Holders who wish to furnish the Consent with respect to their Old Notes and (i) whose Old Notes are not immediately available or (ii) who cannot deliver their Old Notes or any other documents required by the Letter of Transmittal and Consent Form to the Exchange/Solicitation Agent prior to the Solicitation Expiration Date (or complete the procedure for book-entry transfer on a timely basis), may submit their Old Notes in connection with the Solicitation according to the guaranteed delivery procedures set forth in the Letter of Transmittal and Consent Form. Pursuant to such procedures: (i) such submission must be made by or through an Eligible Institution and a Notice of Guaranteed Delivery (as defined in the Letter of Transmittal and Consent Form) must be signed by such Holder, (ii) on or prior to the Solicitation Expiration Date, the Exchange/Solicitation Agent must have received from the Holder and the Eligible Institution a properly completed and duly executed Notice of Guaranteed Delivery (by facsimile transmission, mail or hand delivery) setting forth the name and address of the Holder, the certificate number or numbers of the tendered Old Notes, and the principal amount of Old Notes with respect to which Consents are furnished, stating that the Consents and related submission of Old Notes is being made thereby and guaranteeing that, within four business days after the date of delivery of the Notice of Guaranteed Delivery, a duly executed Letter of Transmittal and Consent Form, the Old Notes to which the Consent relates and any other required documents will be deposited by the Eligible Institution with the

Exchange/Solicitation Agent, and (iii) such properly completed and executed documents required by the Letter of Transmittal and Consent Form and the Old Notes with respect to which Consents are furnished in proper form for transfer (or confirmation of a book-entry transfer of such Old Notes into the Exchange/Solicitation Agent's account at DTC) must be received by the Exchange/Solicitation Agent within four business days after the Solicitation Expiration Date. Any Holder who wishes to submit their Old Notes in connection with the Solicitation pursuant to the guaranteed delivery procedures described above must ensure that the Exchange/Solicitation Agent receives the Notice of Guaranteed Delivery and Letter of Transmittal and Consent Form relating to such Old Notes prior to 12:00 midnight, New York City time, on the Solicitation Expiration Date.

REVOCATION OF CONSENTS

     All properly completed and executed Letters of Transmittal and Consent Form received by the Company will be counted, unless the Company receives from a Holder a properly completed and duly executed notice of revocation or a changed Consent bearing a date later than the date of the prior Consent at any time prior to the Solicitation Expiration Date the Proposed Consents become effective. Until the Solicitation Expiration Date, any Holder may revoke the Consent as to an Old Note or portion of an Old Note if the Company receives notice of revocation.

REPURCHASE OF OLD NOTES

     Upon receipt of the Requisite Consents as of the Solicitation Expiration Date and assuming the Exchange Offer is not consummated, the Company will purchase for cash on a pro rata basis from the Holders of Old Notes with respect to which valid Consents have been received an aggregate $6.5 million principal amount of Old Notes, together with accrued and unpaid interest thereon (approximately $400,000). Thus, of the approximate $6.9 million cash to be paid, the Company will allocate approximately $6.5 million to payment of an equivalent principal amount of the Old Notes that are repurchased and approximately $400,000 to the payment of accrued and unpaid interest thereon.
By consenting to the Solicitation, a Holder agrees to allocate the cash received for the principal amount of the Old Notes and accrued and unpaid interest thereon in the same manner in which the Company will make such allocation. Each consenting Holder will have repurchased the Holder's pro rata share of Old Notes, which will be determined by multiplying $6.5 million by a fraction, the numerator of which is the principal amount of Old Notes with respect to which the Holder has furnished valid Consents, and the denominator of which is the aggregate principal amount of Old Notes with respect to which valid Consents
have been received and not revoked.   The payments will be funded through
payments by PHI under the Purchase Money Note. In the event PFC were to file for relief under Chapter 11 of the Bankruptcy Code within 90 days (or possibly one year), or PHI were to file for relief under Chapter 11 of the Bankruptcy Code within one year, of the payments, the payments may be avoidable as a preference and could be subject to recovery by a trustee in bankruptcy, an official creditors' committee, other representatives of creditors of PFC or PHI, or PFC or PHI as debtors in possession. If the payments were successfully challenged as preferences, holders would be required to return the funds received, together with interest thereon in a rate determined by the court, or would be precluded from receiving any distribution on account of such holders' Old Notes.

     In all cases, payment of accrued and unpaid interest on tendered Old Notes and repurchase of Old Notes in connection with the acceptance by the Company of the Requisite Consents will be made only after timely receipt by the Exchange/Solicitation Agent, a properly completed and duly executed Letter of Transmittal and Consent Form, the Old Notes to which the Consent relates and all other required documents (or of confirmation of a book-entry transfer of such Old Notes into the Exchange/Solicitation Agent's account at DTC); provided, however, that the Company reserves the absolute right to waive any defects or irregularities in the furnishing of the Consents. If any Consents are not accepted for any reason, the Old Notes to which the Consents relate will be returned without expense to the submitting Holder thereof as promptly as practicable after the expiration or termination of the Solicitation. Any Old Notes that are subject to effective Consents and are not repurchased will be reissued in certificated form, if held and submitted in uncertificated form, will have noted thereon a restriction on transfer and will be returned to the submitting Holder. See "Restriction on Transfer of Old Notes; Issuance of Certificated Notes."

RESTRICTION ON TRANSFER OF OLD NOTES; ISSUANCE OF CERTIFICATED NOTES

     If the Consents become effective on the Solicitation Expiration Date, any Holder that has furnished a Consent will have agreed (i) not to transfer, sell, assign, encumber or otherwise dispose of the beneficial ownership of the Holder's Old Notes, unless the Holder provides evidence satisfactory to PHI and PFC that the Holder's transferee (and, if different, the beneficial owner of the Old Notes so transferred) has agreed in writing in form and substance satisfactory to PHI and PFC that the transferred Old Notes are subject to the terms of the Consent, and that the transferee (and, if different, the beneficial owner) has agreed to be bound by the terms of the Consent, and (ii) that any Old Notes subject to Consents that are held through DTC will be reissued in certificated form. The restriction on transfer will be noted on the Old Notes with respect to which Consents are received and no such Old Notes will be transferred unless the Holder delivers to the Company an opinion of counsel in form and substance satisfactory to the Company in its sole discretion that the transferee has agreed to and is bound by the Proposed Consents.

THE EXCHANGE/SOLICITATION AGENT AND INFORMATION AGENT; ASSISTANCE

          IBJ Schroder Bank & Trust Company is the Exchange/Solicitation Agent, and D.F. King & Co., Inc. is the Information Agent. Letters of Transmittal and Consent Forms and other related documents should be directed to the Company's Chief Financial Officer, the Exchange/Solicitation Agent or the Information Agent. Questions and requests for assistance and requests for additional copies of the Joint Offering Circular/Consent Solicitation Statement, the Letter of Transmittal/Consent Form and other related documents should be addressed to the Company at the address set forth on the back cover page and to the Exchange/Solicitation Agent or Information Agent as follows:

                                 SOLICITATION AGENT

                           BY HAND OR OVERNIGHT COURIER:

                         IBJ SCHRODER BANK & TRUST COMPANY
                                  ONE STATE STREET
                              NEW YORK, NEW YORK 10004
                      ATTENTION:  SECURITIES PROCESSING WINDOW
                               SUBCELLAR ONE, (SC-1)

                          BY REGISTERED OR CERTIFIED MAIL:

                        IBJ SCHRODER BANK AND TRUST COMPANY
                                    P.O. BOX 84
                               BOWLING GREEN STATION
                              NEW YORK, NY 10274-0084
                  ATTENTION:  REORGANIZATION OPERATIONS DEPARTMENT

                                   BY FACSIMILE:

                                   (212) 858-2611
                  ATTENTION:  REORGANIZATION OPERATIONS DEPARTMENT

                        CONFIRM BY TELEPHONE (212) 858-2103


                                 INFORMATION AGENT

                               D.F. KING & CO., INC.
                                  77 WATER STREET
                                     20TH FLOOR
                              NEW YORK, NEW YORK 10005
                            ATTENTION:  KEVIN SCHWICARDI
                              TOLL FREE:  800-628-8538

                      OR BANKS AND BROKERS CALL (212) 425-1685



FEES AND EXPENSES

          All expenses incident to the Solicitation will be borne by the Company, including, without limitation: (i) printing expenses, (ii) messenger, telephone and delivery expenses, (iii) fees and disbursements of counsel for the Company, (iv) fees and disbursements of independent certified public accountants, (v) internal expenses of the Company (including, without limitation, all salaries and expenses of officers and employees of the Company performing legal or accounting duties) and (vi) reasonable and customary fees and out-of-pocket expenses incurred by the Exchange/Solicitation Agent and the Information Agent for and in connection with their services in connection with the Solicitation.

          The Company will not make any payments to brokers, dealers or others soliciting Consents. The Company, however, will pay the Exchange/Solicitation Agent ant the Information Agent reasonable and customary fees for its services and will reimburse them for their reasonable out-of-pocket expenses in connection therewith.

               CONSEQUENCES TO NON-TENDERING AND NON-CONSENTING HOLDERS

          If the Exchange Offer is not consummated but the Requisite Consents are received, the Company intends to file for relief under Chapter 11 of the Bankruptcy Code. If the Exchange Offer is not consummated and the Requisite Consents are not received, the Company may file for relief under Chapter 11 of the Bankruptcy Code or may continue to negotiate with the holders of the Old Notes for a restructuring of the Old Notes. If the Company were to seek confirmation of the Plan, no assurance can be given that the Plan would meet the requirements of confirmation, even if the Requisite Consents are received and the Old Notes subject to the Consents are voted to accept the Plan. Giving effect to the issuance of New Notes as of the beginning of the period and assuming that PFC elected to pay 50% of the interest payment obligations through December 1, 2000 through the issuance of PIK Notes, the ratio of EBITDA to cash interest expense would have been 1.40-to-one, and EBITDA less corporate charges (giving effect to fees payable under the Management Agreement) to cash interest expense would have been 1.11-to-one, in each case for the twelve months ended June 30, 1998. Upon commencement of the requirement that all interest be paid in cash in 2001, the ratio of EBITDA to cash interest expense on the New Notes is expected to be less than one-to-one (assuming no offers to repurchase New Notes have been made). Therefore, it is expected that PFC would not be able to make the cash interest payment in June 2001, which would be an event of default under the Indenture.

          At any time after the December 1, 1998 maturity date of the Old Notes, if the Company has not filed for bankruptcy relief and the Exchange Offer has not been consummated, it is possible that three or more holders of Old Notes would file an involuntary petition under the Bankruptcy Code with respect to PFC. If PFC were to become a debtor in a case under the Bankruptcy Code (whether a case was commenced voluntarily or involuntarily), it is likely that PHI and SFGC would file for relief under Chapter 11 of the Bankruptcy Code. The commencement of a voluntary case under the Bankruptcy Code by SFGC and certain circumstances related to an involuntary case under the Bankruptcy Code with respect to SFGC will cause the automatic acceleration of outstanding indebtedness of subsidiaries of SFGC, SFHI, and SLVC, all of which indebtedness is guaranteed by SFGC. If acceleration were to occur, SFGC would expect to negotiate with the creditors regarding a rescission of the acceleration. However, if the creditors holding the indebtedness were not to rescind the acceleration, it is likely that SFHI and SLVC would file for relief under Chapter 11 of the Bankruptcy Code.

                                    CAPITALIZATION

          The following table sets forth the actual capitalization of PHI as of June 30, 1998 and as adjusted to reflect the consummation of the Exchange Offer. The table should be read in conjunction with the unaudited Consolidated Financial Statements and related notes thereto of PHI included elsewhere herein.



                                                                                      AS OF JUNE 30, 1998
                                                                                --------------------------------
                                                                                    ACTUAL        AS ADJUSTED
                                                                                ---------------  ---------------
                                                                                    (DOLLARS IN THOUSANDS)
      Cash and short-term investments(1).................................          $  9,333         $  2,400
                                                                                   --------         --------
                                                                                   --------         --------

      Accrued interest on current portion of long-term debt(1)...........               675              ---
                                                                                   --------         --------
                                                                                   --------         --------

      Long-term debt, including current portion:

         New Notes.......................................................                --         $ 57,111

         Old Notes(2)....................................................          $ 60,000               ---

         Equipment notes.................................................                26               26
                                                                                   --------         --------

           Total debt....................................................            60,026           57,137

      Stockholder's Equity:

         Common Stock....................................................                 1                1

         Additional Paid in Capital......................................            55,585           55,585

         Accumulated Deficit(1)(3).......................................           (27,750)         (74,692)
                                                                                   --------         --------

      Total stockholder's equity (deficit)(3)............................            27,836          (19,106)
                                                                                   --------         --------

           Total capitalization..........................................          $ 87,862         $ 38,031
                                                                                   --------         --------
                                                                                   --------         --------



----------------------

(1) Approximately $6.9 million of cash and short term investments will be used to pay $4.1 million of accrued and unpaid interest and to repurchase $2.8 million principal amount of Old Notes from holders of Old Notes who tender Old Notes in the Exchange Offer.

(2) In connection with the consummation of the Exchange Offer, the Company will pay accrued and unpaid interest of $4.1 million through December 1, 1998 on tendered Old Notes, repurchase $2.8 million principal amount of Old Notes and issue New Notes in an aggregate principal amount of $57.1 million.

(3) In September 1998, in accordance with SFAS No. 121, PHI determined an impairment loss had occurred to the carrying value of the assets of the Pioneer in Laughlin, Nevada. PHI is currently reviewing information to determine the amount of the impairment loss. However, management believes that the impairment loss, to be recorded in the quarter ended September 30, 1998, will eliminate the goodwill of $43.6 minimum recorded on the balance sheet as of June 30, 1998.

                  PHI SELECTED UNAUDITED CONSOLIDATED FINANCIAL DATA

          The following tables set forth selected unaudited consolidated financial data of PHI. The selected consolidated financial data as of September 30, 1996 and 1997 and for each of the years ended September 30, 1995, 1996, and 1997 and for the nine months ended June 30, 1997 and 1998 and as of June 30, 1998 and were derived from PHI's unaudited consolidated financial statements (included elsewhere herein). The unaudited consolidated financial data as of and for the years ended September 30, 1994 and 1993 have been derived from unaudited consolidated financial statements of PHI not contained herein.
In the opinion of management, the unaudited consolidated financial statements contain all adjustments, consisting of only normal recurring adjustments, necessary for a fair presentation of such information. The operating results for the nine months ended June 30, 1998 are not necessarily indicative of results for the full fiscal year. The information presented below should be read in conjunction with the Consolidated Financial Statements and notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations of PHI" included elsewhere in this Joint Offering Circular/Consent Solicitation Statement. (dollars in thousands)



                                                        YEARS ENDED SEPTEMBER 30,                         NINE MONTHS ENDED JUNE 30,
                                                        ------------------------                          -------------------------
                                          1993         1994        1995          1996         1997              1997         1998
                                          ----         ----        ----          ----         ----              ----         ----
                                                                          (dollars in thousands)
STATEMENT OF OPERATIONS DATA:
Revenues:
  Casino..........................      $ 47,640     $ 43,227    $ 40,540      $ 38,661     $ 34,821          $ 27,038     $ 25,987
  Hotel...........................         3,733        3,433       3,187         3,163        2,547             1,979        1,797
  Food and beverage...............         7,956        7,743       7,831         8,041        9,026             6,964        6,839
  Other...........................         2,088        1,708       1,443         1,416        1,369             1,085        1,115
                                        --------     --------    --------      --------     --------          --------     --------
Gross revenues....................        61,417       56,111      53,001        51,281       47,763            37,066       35,738
  Less casino promotional
    allowances....................        (7,364)      (6,841)     (6,966)       (6,866)      (6,924)           (5,378)      (4,997)
                                        --------     --------    --------      --------     --------          --------     --------
Net operating revenues............        54,053       49,270      46,034        44,415       40,839            31,688       30,741
                                        --------     --------    --------      --------     --------          --------     --------

Operating expenses:
  Casino..........................        20,423       20,362      20,258        20,343       18,667            14,073       14,243
  Hotel...........................           596          511         414           495          668               483          606
  Food and beverage...............         5,872        5,104       5,010         5,283        5,171             3,888        4,038
  Other...........................           929          803         876           873          837               636          630
  Selling, general &
    administrative................         3,706        4,079       4,046         5,278        5,554             4,042        4,327
  Utilities & property
    expenses......................         3,204        3,361       3,955         3,799        3,245             2,343        2,368
  Rents & leases..................           421          563         748           737        1,024               735          661
  Depreciation & amortization.....         4,985        5,063       5,227         5,878        5,583             4,186        4,255
                                        --------     --------    --------      --------     --------          --------     --------
    Total operating expenses......        40,136       39,846      40,534        42,686       40,749            30,386       31,128
                                        --------     --------    --------      --------     --------          --------     --------
  Operating income (loss).........        13,917        9,424       5,500         1,729           90             1,302         (387)

  Interest expense................        13,875       13,877      13,765         9,371        8,700             6,046        6,098
                                        --------     --------    --------      --------     --------          --------     --------
  Income (loss) before income
    tax benefit and
    extraordinary item............            42       (4,453)     (8,265)       (7,642)      (8,610)           (4,744)      (6,485)
  Federal income tax benefit......             -            -       1,462         1,572            -                 -            -
                                        --------     --------    --------      --------     --------          --------     --------
  Income (loss) before
    extraordinary item............            42       (4,453)     (6,803)       (6,070)      (8,610)           (4,744)      (6,485)
  Extraordinary item, net of tax..             -            -       2,838         3,052            -                 -            -
                                        --------     --------    --------      --------     --------          --------     --------
  Net income (loss)...............      $     42     $( 4,453)   $( 3,965)     $( 3,018)    $( 8,610)         $( 4,744)    $( 6,485)
                                        --------     --------    --------      --------     --------          --------     --------
                                        --------     --------    --------      --------     --------          --------     --------



                                                 YEARS ENDED SEPTEMBER 30,                     NINE MONTHS ENDED JUNE 30,
                                                 ------------------------                      -------------------------
                                        1993       1994        1995        1996      1997          1997         1998
                                        ----       ----        ----        ----      ----          ----         ----
OTHER DATA:                                                  (dollars in thousands)
  EBITDA(1)......................    $19,359   $ 14,983     $11,410     $ 8,644  $  6,929         $ 6,358      $ 4,833
  EBITDA margin..................      35.8%      30.4%       24.8%       19.5%     17.0%           20.1%        15.7%
  Capital expenditures...........    $ 1,782   $  1,741     $ 5,998     $ 1,291  $    949         $   726      $ 2,329
  Ratio of earnings to fixed
    charges(2)...................        1.0        (2)         (2)         (2)       (2)             (2)          (2)



                                                             AS OF SEPTEMBER 30,                             AS OF JUNE 30,
                                                             ------------------                              -------------
                                           1993            1994           1995            1996       1997         1998
                                           ----            ----           ----            ----       ----         ----
                                                                           (dollars in thousands)
BALANCE SHEET DATA:
  Cash and short-term
    investments...................     $ 13,084        $ 12,168        $ 3,036        $  5,907   $  3,249      $ 9,333
  Total assets....................      109,892         105,971         97,782         114,736    107,629       92,516
  Total debt......................      103,206         102,923         83,808          60,379     65,081       60,026
  Stockholder's equity (deficit)..       (1,514)         (5,967)         5,865          42,931     34,321       27,836



------------------------

(1) EBITDA consists of earning before interest, income taxes, depreciation, amortization, rents attributable to gaming equipment operating leases and corporate charges. In December 1997, the Company purchased all gaming equipment subject to operating leases. See "Executive Compensation - Management Agreement" for a discussion of historical corporate charges allocated to PHI. Concurrent with the consummation of the Exchange Offer, PHI and SFGC will enter into a Management Agreement pursuant to which PHI will pay to SFGC management fees of $100,000 per month, plus a variable fee based on achievement of certain EBITDA targets. Fees payable under the Management Agreement will be higher than the historical corporate charge allocation. The Company's definition of EBITDA may not be the same as that of similarly captioned measures used by other companies. While EBITDA should not be construed as a substitute for operating income or a better indicator of liquidity than cash flow from operations, investing, and financing activities, which are determined in accordance with GAAP, it is included herein to provide additional information with respect to the ability of the Company to meet its future debt service, capital expenditure and working capital requirements. Although EBITDA is not necessarily a measure of the Company's ability to fund its cash needs, management believes that EBITDA is a useful tool for measuring the ability of the Company to service its debt.
(2) Earnings were insufficient to cover fixed charges by $4.5 million in 1994, $8.3 million in 1995, $7.6 million in 1996, $8.6 million in 1997, $4.7 million in the nine months ended June 30, 1997 and $6.5 million in the nine months ended June 30, 1998.

     DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF
                                         PHI

          THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY THE MORE DETAILED INFORMATION AND FINANCIAL DATA, INCLUDING THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS OF PHI AND NOTES THERETO, APPEARING ELSEWHERE HEREIN. REFERENCES TO FISCAL YEARS REFER TO YEARS ENDING SEPTEMBER 30.

GENERAL

          The Company was formed to operate the Pioneer, which was acquired in December 1988 and serves the community in and surrounding Laughlin, Nevada. The Pioneer, built in 1982, is located in Laughlin, Nevada, an unincorporated town on the Colorado River bordering Arizona. Accessible by major interstate highways to various population centers in the western United States, Laughlin is situated approximately 90 miles south of Las Vegas, Nevada, approximately
280 miles northwest of San Diego, California, 335 miles northeast of Los Angeles, California, and 225 miles north of Phoenix, Arizona. The Pioneer is surrounded by new hotel/casino development. Directly to the north of the Pioneer is the Colorado Belle owned by Circus Circus Enterprises, Inc.; directly to the south is the Golden Nugget; and diagonally across Casino Drive is the Ramada Express.

          According to figures complied by the Nevada Gaming Authorities, total gaming revenues in the Laughlin market were approximately $485 million for each of the twelve months ended June 30, 1998 and 1997. However, total gaming revenues in the Laughlin market have declined 9.4% from $517 million since the twelve months ended September 1993. Pioneer revenues from fiscal 1993 to fiscal 1997 declined from $54.1 million to $40.8 million and EBITDA (as defined) declined from $19.4 million to $6.9 million. The decline is believed to be primarily due to competitive gaming market in and around Laughlin, including Indian gaming facilities opened in Arizona and Southern California and new casinos opened in Las Vegas.

          In the nine months ended June 30, 1998, the Company's revenues were derived 84.5% from casino operations, 22.2% from food and beverage operations, 5.8% from hotel operations and 3.8% from other operations such as gift shops, less promotional allowances of 16.3%. The Company's business strategy emphasizes slot and video poker machines play. For the first nine months of fiscal 1998, approximately 87.3% of gaming revenues were derived from slot and video poker machines, while 10.6% of such revenues were from table games and 2.1% were from other gaming activities such as the race and sports book, poker, bingo and keno.

          PHI's gaming operations typically have their highest levels of business during the winter tourist season, when the Pioneer experiences heavier tourist traffic. In general, the highest levels of business activity at Laughlin casinos occurs during the tourist season from October to June of each year. During summer months, primary visitors to Laughlin are water and recreational enthusiasts who have a more modest gaming profile.

RESULTS OF OPERATIONS

          The following table sets forth certain of the Company's operating information for the years ended September 30, 1995, 1996 and 1997 and the nine months ended June 30, 1997 and 1998. Departmental operating expenses are shown as a percentage of departmental revenues. All other percentages are based on net operating revenues.


                                                                                                               NINE MONTHS ENDED
                                                                  YEARS ENDED SEPTEMBER 30,                         JUNE 30,
                                                          ----------------------------------------          -----------------------
                                                           1995             1996             1997            1997             1998
                                                          ------           ------           ------          ------           ------
 Statement of Operations Data:
   Revenues:
   Casino......................................            88.1%            87.0%            85.3%           85.3%            84.5%
   Hotel.......................................             6.9%             7.1%             6.2%            6.2%             5.8%
   Food and beverage...........................            17.0%            18.1%            22.1%           22.0%            22.2%
   Other.......................................             3.1%             3.3%             3.5%            3.4%             3.8%
                                                          ------           ------           ------          ------           ------
 Gross Revenues................................           115.1%           115.5%           117.0%          117.0%           116.3%
   Less casino promotional allowances..........           -15.1%           -15.5%           -17.0%          -17.0%           -16.3%
                                                          ------           ------           ------          ------           ------
 Net operating revenues........................           100.0%           100.0%           100.0%          100.0%           100.0%
 Operating expenses:
   Casino(1)...................................            50.0%            52.6%            53.6%           52.1%            54.8%
   Hotel(1)....................................            13.0%            15.6%            26.2%           24.4%            33.7%
   Food and beverage(1)........................            64.0%            65.7%            57.3%           55.8%            59.0%
   Other(1)....................................            60.7%            61.8%            61.3%           58.5%            56.6%
   Selling, general & administrative...........             8.8%            11.9%            13.6%           12.8%            14.1%
   Utilities & property expenses...............             8.6%             8.6%             7.9%            7.4%             7.7%
   Rents & leases..............................             1.6%             1.7%             2.5%            2.3%             2.1%
   Depreciation & amortization.................            11.4%            13.2%            13.7%           13.2%            13.8%
                                                          ------           ------           ------          ------           ------
   Total Operating expenses....................            88.1%            96.1%            99.8%           95.9%           101.3%
                                                          ------           ------           ------          ------           ------
                                                          ------           ------           ------          ------           ------
 Operating income (loss).......................            11.9%             3.9%              .2%            4.1%            -1.3%
 Interest expense..............................            29.9%            21.1%            21.3%           19.1%            19.8%
                                                          ------           ------           ------          ------           ------
 Income (loss) before income tax
   benefit and extraordinary item..............           -18.0%           -17.2%           -21.1%          -15.0%           -21.1%
 Federal income tax benefit....................             3.2%             3.5%               0%              0%               0%
                                                          ------           ------           ------          ------           ------
 Income (loss) before extraordinary item.......           -14.8%            -13.7           -21.1%          -15.0%           -21.1%
 Extraordinary item-gain on early
   extinguishment of debt, net of tax
   provision of $1,462,000 in 1995
   and $1,572,055 in 1996......................             6.2%             6.9%             0.0%            0.0%             0.0%
                                                          ------           ------           ------          ------           ------
 Net income (loss).............................            -8.6%            -6.8%           -21.1%          -15.0%           -21.1%
                                                          ------           ------           ------          ------           ------
                                                          ------           ------           ------          ------           ------
 EBITDA(2).....................................            24.8%            19.5%            17.0%           20.1%            15.7%


------------------------

(1)  Shown as percentage of corresponding departmental revenue.
(2) EBITDA consists of earnings before interest, income taxes, depreciation, amortization, rents attributable to gaming equipment operating leases and corporate charges. In December 1997, the Company purchased all gaming equipment subject to operating leases. See "Executive Compensation - Management Agreement" for a discussion of historical corporate charges allocated to PHI. Concurrent with the consummation of the Exchange Offer, PHI and SFGC will enter into a Management Agreement pursuant to which PHI will pay to SFGC management fees of $100,000 per month, plus a variable fee based on adjustment of certain EBITDA targets. Fees payable under the Management Agreement will be higher than the historical corporate charge allocation. The Company's definition of EBITDA may not be the same as that of similarly captioned measures used by other companies. While EBITDA should not be construed as a substitute for operating income or a better indicator of liquidity than cash flow from operations, investing, and financing activities, which are determined in accordance with GAAP, it is included herein to provide additional information with respect to the ability of the Company to meet its future debt service, capital expenditure and working capital requirements. Although EBITDA is not necessarily a measure of the Company's ability to fund its cash needs, management believes that EBITDA is a useful tool for measuring the ability of the Company to service its debt.

NINE MONTHS ENDED JUNE 30, 1998 COMPARED TO NINE MONTHS ENDED JUNE 30, 1997

          NET OPERATING REVENUES. Revenues at the Pioneer decreased 3.0%, or $1.0 million, to $30.7 million as compared to $31.7 million in the prior year. The decrease in the current period's revenues is believed to be primarily due to the competitive gaming market environment in and around Laughlin, including Indian gaming facilities opened in Arizona and Southern California, and new casinos opened in Las Vegas.

          Casino revenues were $26.0 million in 1998, representing a decrease of 3.9%, or $1.0 million, from $27.0 million when compared to the 1997 period due to a 2.2%, or $500,000, decrease in slot win and a 15.6%, or $500,000, decrease in table win. Casino promotional allowances decreased $400,000, or 7.1%, from $5.4 million in the 1997 period to $5.0 million in the 1998 period.

          Hotel revenues decreased $200,000 to $1.8 million from the nine months ended June 30, 1997 to the nine months ended June 30, 1998, as a result of a drop in occupancy rate from 80.9% to 79.4% and a 4.4% decrease in average daily
room rate.   Food and beverage revenues decreased to $6.8 million in the nine months ended June 30, 1998 compared to $7.0 million in the nine months ended June 30, 1997, due to a decrease in customers and the implementation of incentive programs, such as reduced food prices, and giveaways intended to increase business. Other revenues remained substantially unchanged at $1.1 million in the nine months periods ended June 30, 1997 and June 30, 1998.

          OPERATING EXPENSES. Total operating expenses increased $700,000, or 2.4%, from $30.4 million in the nine months ended June 30, 1997 to $31.1 million in the nine months ended June 30, 1998. Total operating expenses as a percentage of revenue increased from 95.9% in the nine months ended June 30, 1997 to 101.3% in the nine months ended June 30, 1998.

          Casino expenses increased $100,000, or 1.2%, from $14.1 million in the nine months ended June 30, 1997 to $14.2 million in the nine months ended
June 30, 1998, primarily due to an increase in contributions paid for wide area progressive slots. Casino expenses as a percentage of casino revenues increased from 52.1 % in the nine months ended June 30, 1997 to 54.8% in the nine months ended June 30, 1998. Hotel expenses increased $100,000, or 25.5%, from the nine months ended June 30, 1997 to the nine months ended June 30, 1998, primarily due to increases in pay rates and costs to upgrade the hotel rooms. Food and beverage expenses increased $100,000, or 3.9%, from $3.9 million in the nine months ended June 30, 1997 to $4.0 million in the nine months ended June 30, 1998, despite the decrease in food and beverage revenues, due to increases in pay rates and cost of sales. The cost of sales was impacted by the incentive programs. Food and beverage expenses as a percentage of food and beverage revenues increased from 55.8% in the nine months ended June 30, 1997 to 59.0% in the nine months ended June 30, 1998. Other expenses remained unchanged at $600,000 from the nine months ended June 30, 1997 to the nine months ended
June 30, 1998.

          Selling, general and administrative expenses increased $300,000, or 7.0%, from $4.0 million in the nine months ended June 30, 1997 to $4.3 million in the nine months ended June 30, 1998 due to increased advertising costs. The Pioneer altered its marketing strategy during fiscal year 1998 to include television advertising as part of its communications mix in order to reach the regional market to encourage new visits. Selling, general and administrative expenses as a percentage of revenues increased from 12.8% in the nine months ended June 30, 1997 to 14.1% in the nine months ended June 30, 1998. Utilities and property expenses were nearly unchanged at $2.3 million in the nine months ended June 30, 1997 versus $2.4 million in the nine months ended June 30, 1998. Depreciation and amortization expenses were substantially unchanged at $4.2 million in the nine months ended June 30, 1997 versus $4.3 million in the nine months ended June 30, 1998.

          OTHER INCOME (EXPENSE). Interest expense remained relatively unchanged at $6.1 million in each of the nine month periods.

          NET LOSS. As a result of the factors discussed above, net loss increased $1.8 million, or 36.7%, from $4.7 million in the nine months ended June 30, 1997 to $6.5 million in the nine months ended June 30, 1998.

          EBITDA. EBITDA decreased $1.5 million, or 24.0%, from $6.4 million in the nine months ended June 30, 1997 to $4.8 million in the nine months ended June 30, 1998. EBITDA margin decreased from 20.1 % in the nine months ended June 30, 1997 to 15.7% in the nine months ended June 30, 1998. EBITDA for the 1998 nine month period represents 0.78 times rent and interest expense, compared to 1.02 times rent and interest expense in the prior year nine month period.
The Company will incur less rent expense in future periods as a result of the purchase of $1.2 million gaming equipment in December 1997 previously subject to operating leases.

FISCAL 1997 COMPARED TO FISCAL 1996

          NET OPERATING REVENUES. Revenues at the Pioneer decreased 8.1%, or $3.6 million, to $40.8 million from $44.4 million in fiscal 1996. The decrease in fiscal 1997 revenues is believed to be primarily due to the competitive gaming market environment in and around Laughlin, including Indian gaming facilities opened in Arizona and Southern California, and new casinos opened in Las Vegas.

          Casino revenues were $34.8 million in fiscal 1997, representing a decrease of 9.9%, or $3.8 million, compared to fiscal 1996 due primarily to a decrease in slot revenue of 9.0%, or $3.0 million. The decrease in slot revenue is attributable to less customer traffic and a trend from dollar play to quarter and nickel play. Casino promotional allowances remained substantially unchanged at $6.9 million.

          Hotel revenues declined $600,000 during fiscal 1997 as a result of a decline in occupancy and the average daily rate. As visitor volume in Laughlin decreased, room rates were reduced to attract customers. Food and beverage revenues increased approximately $1 million as a result of a volume-oriented marketing program. Other revenues remained substantially unchanged at $1.4 million.

          OPERATING EXPENSES. Operating expenses decreased $1.9 million, or 4.5 %, to $40.7 million, primarily in casino expenses which had a volume-related decrease of $1.7 million, or 8.2%. Accordingly, operating income decreased by 94.8%, or $1.6 million, to $100,000 in fiscal 1997 from $1.7 million in fiscal 1996.

          Casino expenses experienced a volume-related decrease of 8.2 %, or $1.7 million.

          Selling, general and administrative expenses increased 5.2%, or $300,000, primarily as a result of increased advertising and promotional costs. Utilities and property expenses decreased 14.9%, or $600,000, primarily due to a decrease in payroll expenses. Decreases in depreciation and amortization expenses of 5.0%, or $300,000, were related to the sale of certain equipment during the prior year.

          OTHER INCOME (EXPENSE). Interest expense decreased $700,000, or 7.2%, from $9.4 million in fiscal 1996 to $8.7 million in fiscal 1997 due to the repurchase and retirement of $22.75 million principal amount of Old Notes in fiscal 1996, partially offset by interest incurred on a $5 million first mortgage loan. In fiscal 1996 the Company recorded an extraordinary gain of $3.1 million after tax due to the repurchase and retirement of Old Notes referred to above.

          NET LOSS. As a result of the factors discussed above, net loss increased $5.6 million, or 185.2%, from $3.0 million in fiscal 1996 to $8.6 million in fiscal 1997.

          EBITDA. EBITDA decreased $1.7 million, or 19.8%, from $8.6 million in fiscal 1996 to $6.9 million in fiscal 1997. EBITDA margin decreased from 19.5% in fiscal 1996 to 17.0% in fiscal 1997. EBITDA for the 1997 twelve month period represents 0.77 times rent and interest expense, compared to 0.92 times rent and interest expense in the prior year period.

FISCAL 1996 COMPARED TO FISCAL 1995

          NET OPERATING REVENUES. Revenues at the Pioneer decreased 3.5%, or $1.6 million, to $44.4 million from $46.0 million in fiscal 1995. The decrease in fiscal 1996 revenues is believed to be primarily due to the competitive gaming market environment in and around Laughlin, including Indian gaming facilities opened in Arizona and Southern California, and new casinos opened in Las Vegas.

          Casino revenues were $38.7 million in fiscal 1996, representing a decrease of 4.6%, or $1.9 million, compared to fiscal 1995 due primarily to a decrease in slot revenue of 6.3%, or $2.2 million. The decrease in slot revenue is attributable to less customer traffic in Laughlin. Casino promotional allowances decreased $100,000, or 1.4%, from $7.0 million in fiscal 1995 to $6.9 million in fiscal 1996.

          Hotel revenues remained substantially unchanged at $3.2 million. Food and beverage revenues increased $200,000, or 2.7%, from $7.8 million in fiscal 1995 to $8.0 in fiscal 1996, primarily due to increases in beverage prices. Other revenues remained substantially unchanged at $1.4 million.

          OPERATING EXPENSES. Operating expenses increased $2.2 million or 5.3% to $42.7 million. Casino expenses increased 0.4%, or $100,000, as volume related decreases in expenses were offset by increased promotional expenses incurred as a result of the competition in the area. Food and beverage expenses had a volume related increase of 5.4%, or $300,000.

          Selling, general and administrative expenses increases $1.2 million, or 30.5%, primarily as a result of increased advertising and promotional costs. Increases in depreciation and amortization expenses of $700,000, or 12.5%, were related to an expansion project completed in December 1994.

          OTHER INCOME (EXPENSE). Interest expense decreased $4.4 million, or 31.9%, from $13.8 million in fiscal 1995 to $9.4 million in fiscal 1996 due to the repurchase and retirement of $20.0 million and $22.75 million principal amount of Old Notes in fiscal 1995 and fiscal 1996, respectively. The Company recorded extraordinary after tax gains of $2.8 million and $3.1 million in fiscal 1995 and 1996, respectively, due to the repurchase and retirement of Old Notes referred to above.

          NET LOSS. As a result of the factors discussed above, net loss decreased from $4.0 million in fiscal 1995 to $3.0 million in fiscal 1996.

          EBITDA. EBITDA decreased $2.8 million, or 24.2%, from $11.4 million in fiscal 1995 to $8.6 million in fiscal 1996. EBITDA margin decreased from 24.8% in fiscal 1995 to 19.5% in fiscal 1996. EBITDA for the 1996 twelve month period represents 0.92 times rent and interest expense, compared to 0.82 times rent and interest expense in the prior year period.

LIQUIDITY AND CAPITAL RESOURCES

          LIQUIDITY. As of June 30, 1998, PHI had cash and short-term investments of $9.3 million. As of June 30, 1998, $6.4 million of cash and short-term investments was held by a subsidiary of PHI. Management believes that, based on operations in the nine months ended June 30, 1998, PHI will have sufficient cash resources to meet its operating requirements, with the exception of debt service obligations on the Old Notes, through the twelve months ending June 30, 1999, although no assurance can be given to that effect.

          CASH FLOW FROM OPERATIONS. PHI's cash used in operations was $6.4 million in the nine months ended June 30, 1998 compared to $6.6 million in the prior year period. PHI's primary use of cash after operating expenditures is for interest payments on the Old Notes. PHI generated EBITDA in the nine months ended June 30, 1997 and 1998 of $6.4 million and $4.8 million, respectively.

          CASH USED FOR INVESTING ACTIVITIES. Cash provided by investing activities was $17.6 million in the nine months ended June 30, 1998 compared to $0.6 million used for investing activities in the prior year period. The cash provided by investing activities in fiscal 1998 represents primarily the sale of land held for development for cash consideration for $20 million, offset by the acquisition of $1.2 million equipment, primarily under lease.

          CASH FLOW FROM FINANCING ACTIVITIES. Cash used in financing activities was $5.1 million in the nine months ended June 30, 1998 compared to $4.6 million provided by financing activities in the prior year period. In the fiscal 1997 period, the Company completed a $5.0 million debt financing transaction, the proceeds of which were used primarily to retire existing debt due to an affiliate. In fiscal 1998, from net proceeds from the sale of the land held for development, the Company repaid the $5.0 million indebtedness.

          The Company will, simultaneously with the consummation of the Exchange Offer, refinance all the Old Notes. After giving effect to the Exchange, PHI would have $57.1 million of outstanding indebtedness as of June 30, 1998. Assuming 50% of the interest on the New Notes is paid in kind through December 1, 2000 through the issuance of the PIK Notes and no offers to repurchase New Notes have been made, there will be $65.2 million principal amount of New Notes outstanding at maturity.

          Following the completion of the Exchange Offer, PHI will continue to have substantial annual fixed debt service and will be dependent on the operations of the Pioneer to meets its obligations. Following the consummation of the Exchange Offer, management expects cash flow generated by the Pioneer to fund its operating and debt service requirements through December 2000. Giving effect to the Exchange as of the beginning of the period, the ratio of EBITDA (as defined) to total interest expense would have been less than one-to-one for the twelve months ended June 30, 1998. Giving effect to the Exchange as of the beginning of the period and assuming that PFC elected to pay 50% of the interest payment obligations through December 1, 2000 through the issuance of PIK Notes, the ratio of EBITDA to cash interest expense would have been 1.40-to-one, and EBITDA less corporate charges (giving effect to fees payable under the Management Agreement) to cash interest expense would have been 1.11-to-one, in each case for the twelve months ended June 30, 1998. Upon commencement of the requirement that all interest be paid in cash in 2001, the ratio of EBITDA to cash interest expense on the New Notes is expected to be less than one-to-one (assuming no offers to repurchase New Notes have been made). Therefore, it is expected that PFC would not be able to make the cash interest payment in June 2001, which would be an event of default under the Indenture.

          If the Exchange Offer is not consummated but the Requisite Consents are received, the Company intends to file a case under Chapter 11 of the Bankruptcy Code. If the Exchange Offer is not consummated and the Requisite Consents are not received, the Company may file a case under Chapter 11 of the Bankruptcy Code or may continue to attempt to negotiate on restructuring of the Old Notes. If the Company were to seek confirmation of the Plan, no assurance can be given that the Plan would meet the requirements for confirmation even if the Requisite Consents are received and the Old Notes subject to the Consents are voted to accept the Plan.

          At any time after the December 1, 1998 maturity date of the Old Notes, if PHI has not filed for bankruptcy relief and the Exchange Offer has not been consummated, it is possible that three or more holders of Old Notes would file an involuntary petition under the Bankruptcy Code with respect to PFC. If PFC were to become a debtor in a case under the Bankruptcy Code (whether a case was commenced voluntarily or involuntarily), it is likely that PHI and SFGC would file for relief under Chapter 11 of the Bankruptcy Code. The commencement of a voluntary case under the Bankruptcy Code by SFGC or certain circumstances related to an involuntary case under the Bankruptcy Code with respect to SFGC will cause the automatic acceleration of outstanding indebtedness of SFHI, and SLVC, all of which indebtedness is guaranteed by SFGC. If acceleration were to occur, SFGC would expect to negotiate with the creditors of SFHI and SLVC regarding a rescission of the acceleration. However, if the creditors holding the indebtedness were not to rescind the acceleration, it is likely that SFHI and SLVC would file for relief under Chapter 11 of the Bankruptcy Code.

COMPUTERIZED OPERATIONS AND THE YEAR 2000

          During recent years, there has been significant global awareness raised regarding the potential disruption to business operations worldwide resulting from the inability of current technology to process properly the change from the year 1999 to 2000. Although, based on a review of its data processing, operating and other computer-based systems, PHI does not currently anticipate any material disruption in its operations as a result of any failure by PHI to achieve year 2000 compliance, there can be no assurance to that effect.

INFLATION

          PHI has been generally successful in recovering costs associated with inflation through price adjustment in its hotel operations. There can be no assurance, however, that any future increases in costs associated with casino operations and maintenance of properties will be recovered by PHI.

RECENTLY ISSUED ACCOUNTING STANDARDS

          The American Institute of Certified Public Accountants' Accounting Standards Executive Committee issued Statement of Position 98-5 "Reporting on the Costs of Start-Up Activities" ("SOP 98-5"). This standard provides guidance on the financial reporting for start-up costs and organization costs. This standard requires costs of start-up activities and organization costs to be expensed as incurred. This standard is effective for fiscal years beginning after December 15, 1998, though earlier application is encouraged. Management does not believe that SOP 98-5 will have a material impact on the presentation of the Company's consolidated financial statements.

          The Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" ("SFAS No. 130"), which is effective for fiscal years beginning after December 15, 1997. This statement requires companies to classify items of other comprehensive income separately from retained earnings and additional paid-in capital in the equity section of a balance sheet. Management does not believe that SFAS No. 130 will have a material impact on the presentation of the Company's financial statements.

          The FASB issued Statement of Financial Accounting Standard No. 131, "Disclosure about Segments of an Enterprise and Related Information" ("SFAS
No. 131"), which is effective for fiscal years beginning after December 15, 1997. This statement redefines how operating segments are determined and requires qualitative disclosure of certain financial and descriptive information about a company's operating segments. The Company will adopt SFAS No. 131 in the year ending September 30, 1999. Management has not yet completed its analysis of which operating segments it will report on to comply with SFAS
No. 131.

QUARTERLY FINANCIAL INFORMATION

          The table below sets forth unaudited net operating revenues and EBITDA for PHI for the last eight quarters. This information was derived from PHI's unaudited financial statements and includes all adjustments that management considers necessary for a fair presentation of the results for such quarters.



                            FISCAL 1996                      FISCAL 1997                                   FISCAL 1998
                            -----------    ----------------------------------------------      -----------------------------------
                             SEPT. 30,     DEC. 31,     MAR. 31      JUN. 30,    SEPT. 30,     DEC. 31,      MAR. 31      JUNE 30,
                               1996         1996         1997          1997        1997          1997          1998         1998
                               ----         ----         ----          ----        ----          ----          ----         ----
                                                                        ($ IN MILLIONS)
 Net operating revenues..      $9.9         $9.9        $11.2        $10.6         $9.2          $9.9         $10.4        $10.4
 EBITDA..................       0.9          1.5          2.9          2.0          0.6           1.5           1.4          1.9


                                       BUSINESS

GENERAL

          The Pioneer, built in 1982, is located in Laughlin, Nevada on the Colorado River bordering Arizona. Accessible by major interstate highways to various population centers in the western United States, Laughlin is situated approximately 90 miles south of Las Vegas, Nevada. PHI has owned and operated the Pioneer since 1988. The Company's business strategy emphasizes slot and video poker machine play and table games offering rules and odds that are favorable compared to the competition.

          Gaming operations have been the primary source of revenues for PHI, accounting for approximately 84.5% of total revenues for the nine-month period ended June 30, 1998. Hotel and other revenue accounted for approximately 8.3% of total revenues during the nine-month period. Food and beverage operations, consisting primarily of a bar, an upscale restaurant, a coffee shop/cafe and a snack bar, generated approximately 6.1% of total revenues during the nine-month period.

          PHI's gaming operations typically have their highest levels of business during the winter tourist season, when the Pioneer experiences heavier tourist traffic. In general, the highest levels of business activity at Laughlin casinos occurs during the tourist season from October to June of each year. During summer months, primary visitors to Laughlin are water and recreational enthusiasts who have a more modest gaming profile.

BUSINESS STRATEGY

          PHI's business strategy is to attract and retain regional out-of-town gaming customers from Southern California and Central Arizona, residents of Laughlin Nevada, Bullhead City, Kingman and Lake Havasu, Arizona and retirees who reside in the Northeast and Midwest United States and Canada, and travel to the Southwest United States during the winter months, by focusing on the following:

          Slot/Video Poker Play. Management believes that many local and repeat customers seek to maximize their entertainment dollars through "time on device."
 Therefore, PHI is committed to providing a high-value gaming experience to its customers by offering slot and video poker machines with favorable payouts, which management believes prolongs gaming time.

          Table Game Play. Management believes that table game customers also seek to maximize their entertainment dollars by extending their time at gaming tables. Management offers table game players single deck blackjack games and other table games with rules that management believes are favorable compared to other Laughlin casinos.

          Repeat Visitors. Management believes that the Pioneer attracts repeat out-of-town visitors, in large part as a result of its favorable gaming odds and extensive database marketing program and service oriented marketing strategy. The Pioneer provides superior quality restaurants that serve only "from scratch" menu items including homemade mashed potatoes, homemade baked goods, and premium grade meats at reasonable prices. The Pioneer utilizes service oriented marketing strategy that focuses on exceeding customer expectations by identifying individual player preferences in terms of room type, preferred liquors, cigarette brands, and types of snacks, and providing those items as part of custom amenity packages. Management has also designed and implemented programs that recognize and reward premium players.

DESCRIPTION OF THE PIONEER

          THE CASINO AND HOTEL. The Pioneer is located on approximately 12 acres of land, with Colorado River frontage of approximately 770 feet, and is situated near the center of Laughlin's Casino Drive. Approximately 6 1/2 acres of the 12 acres are subject to a 99-year ground lease (the "Pioneer Ground Lease") which, by its terms, is scheduled to terminate in December 2078. One of the three motel buildings together with a portion of both the Pioneer's casino building and a second motel building are located on land subject to the Pioneer Ground Lease. The leased land lies between and separates the two parcels of land that are held in fee.

          The Pioneer hotel-casino complex was built in 1982 in a classical western architectural style. The Pioneer is comprised of four buildings. The casino is located in the main building, totaling approximately 50,000 square feet of which approximately 21,500 square feet house the casino. The Pioneer features 921 slot machines and provides a range of table games, including 13 blackjack ("21") tables, 2 craps tables, 1 roulette wheel and 1 keno game. An aggregate of 417 motel rooms are housed in the three remaining buildings. The complex amenities include a special events area, a coffee shop/buffet, two bars, a snack bar and a gift shop. A partial second floor in the main building houses a gourmet restaurant, administrative offices and banquet rooms.

          Improvements include the main casino building, three motel buildings, a tennis court and a fenced swimming pool and spa. The main casino building was built of reinforced concrete block and wood and steel framing in 1982 in a classical western architectural style. The first floor includes the casino, as well as a twenty-four hour restaurant, two bars, snack bar, kitchen, gift shop, smoke shop, restrooms and storage areas. A partial second floor houses a gourmet restaurant. The three motel buildings were built in 1984 of frame construction and comprise approximately 66,000; 54,000; and 30,000 square feet, respectively. The Pioneer property also includes a parking lot with approximately 1,000 parking spaces.

MARKETING

          The Company targets primarily (i) mature, out-of-town customers residing in Central Arizona and Southern California, (ii) retirees who reside in the Northeast and Midwest United States and Canada, and travel to the Southwest United States during the winter months and (iii) local residents who reside in Laughlin, Nevada and in Bullhead City, Kingman and Lake Havasu, Arizona. As a result, management's marketing efforts focus on (a) positioning the Pioneer as an Old Western Saloon and Gambling Hall that caters to a customer who prefers a gaming/entertainment environment without family style diversions,
(b) advertising its favorable slot and video gaming machines through a campaign entitled "Nobody Stacks Up Better," (c) conducting promotions and special events that encourage and reward repeat visitation, (d) utilizing television, radio, outdoor and print media and (e) extensive database marketing efforts.

          The Pioneer is positioned as an Old Western Saloon and Gambling Hall. The interior of the casino was remodeled in 1997 to better impart this theme. Employees are dressed in western wear and all interior fixtures and signage reflect this theme, as does the exterior facade of the casino building. The symbol of the property is a 60-foot neon sign of a cowboy. This neon sign, located along the Colorado River is identical to the one on Fremont Street in downtown Las Vegas. The sign and the likeness of the character is depicted in a variety of media, and is a registered trademark of PHI.

          PHI attempts to attract and retain customers by offering slot and video poker machine payouts that compare favorably to the competition. A visible means used by PHI to accomplish this marketing program is to offer what management believes to be the largest number of quarter video poker machines with pay tables that have a theoretical pay out percentage of 99.97% or better. PHI periodically sponsors detailed product research of its competitors to categorize the number and type of video poker games by payouts and monitors changes in game products to assist it in maintaining a sustainable competitive advantage over competing properties. The strategy has been communicated in an advertising campaign entitled "Nobody Stacks Up Better," which started in April 1998 and which management believes has established the Pioneer as a preferred location for good value slot and video poker machine gaming in the Laughlin area. PHI also regularly replaces less performing slot and video poker equipment to enhance its favorable slot and video poker machine play by offering players access to state-of-the-art games and devices while retaining popular older machines.

          The Pioneer has organized a program known as the "Round-Up Club" established to encourage repeat business from frequent and active slot customers. As a member of the Round-Up Club uses a slot machine, points accumulate in the member's account that can be redeemed for free gifts, food and beverages. Pioneer management also uses the Round-Up Club membership list for direct mail marketing.

          PHI conducts promotions and special events which reward loyal play and encourages repeat visitation of both local and out-of-town gamblers. In addition, PHI conducts a number of special events that target players from the Pioneer's database. These special events include golf tournaments, miniature golf tournaments, video poker tournaments, slot tournaments, blackjack tournaments, themed customer appreciation dinners and parties that recognize and reward loyal customers.

          PHI advertises through a variety of media including television, radio, billboards and print media. In addition, PHI relies on its extensive database, developed through the Round-Up Club, to communicate to past and existing customers. The Round-Up Club systems capture a variety of information about players, including types of games played, length of playing time, guests residences, hobbies, recreational activities and other information useful for segmenting customers.

          PHI's primary vehicle for communicating with its customers listed on its database is direct mail. The Company has developed separate newsletters for its slot and table game players. In addition, the Company mails targeted offers
to various segments of its database to generate incremental visits.   These
offers include invitations to special events and tournaments, coupons for complimentary or discounted dining and cheques redeemable for cash at the Pioneer.

          In addition, PHI's casino hosts build relationships with Round-Up Club customers through personalized communications via mail and telephone. The Company's hosts further personalize relationships with guests through a program in which premium customers receive custom gift baskets, containing players' favorite liquors, candies, cigarettes and other personalized amenities upon checking into their hotel rooms at the Pioneer.

LAUGHLIN MARKET

          Significant construction of hotel/casino complexes in Laughlin began in the early 1980's. The Pioneer competes with nine other hotel-casinos and a Native American hotel-casino located approximately ten miles south of the Pioneer. Total gaming revenues in the Laughlin market were approximately $485 million for each of the twelve months ended June 30, 1998 and 1997. However, total gaming revenues in the Laughlin market have declined 10.2% from approximately $540 million since the twelve month period ended September 30, 1993.

COMPETITION

          In addition to competing against the hotel-casinos in Laughlin, the Pioneer also competes with the hotel-casinos in Las Vegas and those situated on I-15 (the principal highway between Las Vegas and southern California) near the California-Nevada state line, as well as a growing number of Native American casinos in Laughlin's regional market. The Company believes the significant expansion of hotel and casino capacity in Las Vegas in recent years and the growth of Native American casinos in Laughlin's central Arizona and southern California feeder markets have had a negative impact on Laughlin hotel-casinos, including the Pioneer, by drawing visitors away from the Laughlin market. This has, in turn, resulted in increased competition among Laughlin hotel-casinos for a reduced number of visitors, thus contributing to generally lower revenues and profit margins at Laughlin hotel-casinos, including the Pioneer.

          Casino gaming is currently conducted by numerous Native American tribes throughout the United States and other Native American tribes are either in the process of establishing or considering the establishment of gaming at additional locations, including sites in California and Arizona. In August 1998 the California General Assembly, Senate and Governor approved legislation authorizing gaming operations by Native American tribes pursuant to a form of compact executed by the Governor and an Indian tribe. The November 1998 ballot in California will include a voter initiative which, if approved by the voters of California, would mandate that the Governor sign compacts relating to gaming on tribal lands with California tribes upon their request. The initiative, the passage of which requires an affirmative vote representing a majority of the votes cast with respect thereto, would also amend current California law to permit gambling devices, including slot machines, banked card games and lotteries at tribal casinos. The passage of the California initiative and the continued growth of gaming in jurisdictions outside of Nevada is likely to have a material adverse effect on the financial condition and results of operations of the Pioneer. The Company believes that the expansion of casino gaming in the areas close to Nevada, such as California and Arizona, could have an adverse impact on the Pioneer's operations and, depending on the nature, location and extent of such operations, such impact could be material.

GAMING SECURITY

          The Pioneer employs extensive supervision and accounting procedures to control the handling of cash in its gaming operations. These measures include security personnel, closed-circuit television observation of critical areas of the casino, locked cash boxes, observers, strict sign-in and sign-out procedures which ensure, to the extent practicable, that gaming chips issued by, and returned to, the casino cashiers' cages are accurately accounted for, and procedures for the regular observation of gaming employees. The accounting department of the Pioneer, which employs persons who have no involvement in the gaming operations, reviews on a daily basis records compiled by gaming employees pertaining to cash receipts and credit extensions. Moreover, regular periodic analysis of the results of PHI's gaming operations, including analysis of PHI's compliance with the internal control standards established by the Nevada Gaming Control Board, are performed by PHI to detect significant deviations from industry standards. Based on the results of these analysis, management believes that its procedures are in compliance in all material respects with the requirements established by the Nevada Gaming Authorities.

THE PIONEER GROUND LEASE

          Approximately 6-1/2 acres of the 12-acre Pioneer complex are subject to the Pioneer Ground Lease, a 99-year ground lease expiring in December 2078. As a result of the Pioneer Ground Lease, the Deed of Trust will be subject and subordinate to rights of the lessors (collectively, the "Lessor") thereunder. The parties comprising the Lessor are unrelated to PHI and its affiliates. One of the three motel buildings, the tennis court and the swimming pool at the Pioneer, together with a portion of both the Pioneer's casino building and a second motel building, are located on land subject to the Pioneer Ground Lease. Moreover, the leased land lies between and separates the two parcels of land that will be held in fee. Should a default occur under the Pioneer Ground Lease, the Lessor would have the right to terminate the Pioneer Ground Lease, PHI would lose possession of the land subject to the Pioneer Ground Lease and improvements thereon and, accordingly, the Noteholders' security interest in such lease and improvements would be extinguished, substantially reducing the value of the collateral securing the New Notes. The termination of the Pioneer Ground Lease would hinder PHI's ability to operate the Pioneer as a result of the loss of such improvements. Under the Pioneer Ground Lease, PHI is subject to a current annual rental obligation of approximately $716,000 ("Basic Rent"). The Basic Rent is subject to annual adjustments based on the Consumer Price Index. Additionally, on January 15, 2004 (and every ten years thereafter) Basic Rent will be adjusted (the "Adjusted Rent") to an amount equal to 10% of the fair market value of the land subject to the Pioneer Ground Lease, on an unimproved basis. The Adjusted Rent will also be subject to annual Consumer Price Index modifications.

          The Pioneer Ground Lease provides that, in addition to the rental obligation, PHI is obligated to pay and discharge all taxes, assessments and any other charges levied upon or assessed against the leased land and all improvements and other property on the leased land.

          Under the Pioneer Ground Lease, PHI is required to obtain the consent of the Lessor prior to encumbering its leasehold interest by a deed of trust, mortgage or other security instrument; although PHI expects to obtain such consent with respect to the Deed of Trust, it has not yet been obtained. Although the Indenture permits

PHI, under certain circumstances, to incur additional debt secured by the Pioneer (see "Description of the New Notes Certain Covenants"), PHI is required to obtain the Lessor's consent prior to incurring any such additional debt.

          Pursuant to the terms of the Pioneer Ground Lease, if any building or improvement erected by the Lessee on the leased land is damaged or destroyed, PHI must, at its expense, repair or restore it. Should all of the leased land, or so much thereof as to prevent or substantially impair the business conducted thereon, be taken by eminent domain, the Pioneer Ground Lease would terminate and the New Notes would be subject to mandatory redemption. See "Description of the New Notes Redemption Complete Taking." If only a portion were to be taken, the Pioneer Ground Lease would remain in effect as to the remainder of the leased land at an abated rent. Any compensation or damages awarded for the taking of any of the leased land would belong to the Lessor; PHI would be entitled to any award made for the taking of or injury to the Lessee's improvements, or on account of any cost or loss sustained by PHI in the removal of PHI's fixtures, equipment or furnishings or as a result of any alterations, modifications or repairs PHI would have to make in order to make the remaining portion of the leased land suitable for its continued occupancy.

          Upon an event of default thereunder, the Pioneer Ground Lease may be terminated by the Lessor. Events of default under the Pioneer Ground Lease include: (i) PHI's failure to pay any rent, tax, assessment, insurance premium or any other amount to be paid by PHI when due and continuance of such default for ten days; (ii) PHI's failure to commence or complete the repair or restoration of the improvements on the leased land within the times and in the manner provided in the Pioneer Ground Lease and continuance of such default for 30 days after written notice from the Lessor; (iii) PHI's failure to use, maintain and operate the leased land as required in the Pioneer Ground Lease, or abandonment of the leased land, and continuance of such default for 30 days after written notice from the Lessor; and (iv) PHI's breach of any other covenant, condition or restriction under the Pioneer Ground Lease and continuance of such default for 30 days after written notice from the Lessor.
In addition, the Lessor has the right to terminate the Pioneer Ground Lease immediately upon notice to PHI if PHI, without the Lessor's consent, encumbers, assigns or otherwise transfers the Pioneer Ground Lease, or any rights or interest thereunder or in or to any of the improvements on the leased land. If the Lessee is a corporation or a partnership, the transfer, assignment or hypothecation of more than 50% of its stock or partnership interest is considered an assignment for such purpose. The Pioneer Ground Lease provides that PHI must hold the Lessor harmless from any liability for damage or injury arising from any use of the leased land, any accident, fire or casualty on the leased land or any act or omission of the Lessee, other than any liability arising from the Lessor's willful acts or gross negligence.

          The Company expects that the Lessor and PHI will enter into an agreement which will provide, among other things, for the Lessor's (i) approval of the lien on the Pioneer Ground Lease created by the Deed of Trust in favor of the Company, (ii) consent to the pledge by the Company of the Mirror Note and Deed of Trust to the Trustee for the benefit of the New Noteholders,
(iii) approval of the right of the Trustee, on behalf of the New Noteholders, to remedy events of default under the Pioneer Ground Lease, (iv) approval of the right of PHI to transfer the Pioneer Ground Lease to the Trustee or another transferee in a foreclosure sale or in lieu of such foreclosure and (v) waiver of Lessor's right to terminate the Pioneer Ground Lease in the event of a transfer of more than 50% of the partnership interests in PHI so long as the Lessee remains under the control of the "Lowden Family," as defined under "Description of the New Notes Certain Definitions."

PROPERTY

          The property is located on approximately 12 acres of land, with Colorado River frontage of approximately 770 feet. The Pioneer is situated near the center of Laughlin's Casino Drive. The property lies 40 to 50 feet above the river's main water level.

          Approximately 6.5 acres of the approximately 12-acre Pioneer complex are subject to the Pioneer Ground Lease, which, by its terms, is scheduled to terminate in December 2078. One of the three motel buildings at the Pioneer together with a portion of both the Pioneer's casino building and a second motel building, are located on land subject to the Pioneer Ground Lease. Moreover, the leased land lies between and separates the two parcels of land that will be held in fee.

EMPLOYEES

          At September 30, 1998, the Pioneer employed 732 persons.

SANTA FE GAMING CORPORATION

          SFGC's primary business operations are currently conducted through two wholly owned subsidiary corporations, SFHI and PHI. SFHI owns and operates the Santa Fe Hotel and Casino (the "Santa Fe"), located in Las Vegas, Nevada, and PHI owns and operates the Pioneer. In addition, SFGC, through its indirect wholly owned subsidiary, SLVC, owns real estate parcels on Las Vegas Boulevard and in Henderson, Nevada, for future development opportunities. The principal executive office of SFGC is located at 4949 N. Rancho Dr., Las Vegas, Nevada 89130 and the telephone number is (702) 658-4300.

          Set forth below is a description of the Santa Fe and SFGC's properties.

THE SANTA FE

          The Santa Fe is located on a 40-acre site in the northwest part of Las Vegas, approximately nine miles from the north end of the Las Vegas Strip. The targeted customers are residents of northwest Las Vegas and, to a lesser extent, residents of the entire Las Vegas Valley.

          The Santa Fe features 200 standard hotel rooms, an 85,000 square foot casino, an ice skating arena, a 60-lane bowling center, three themed restaurants, a dedicated bingo room, a race book and other public areas. Additionally, the Santa Fe includes a coffee shop, buffet, five full service bars and a lounge area that features live entertainment.

          The Santa Fe features 1,615 slot machines and provides a range of table games, including 18 blackjack ("21") tables, 2 craps tables, 2 roulette wheels and 1 keno game.

          The primary source of revenues to SFHI is gaming, which represented 79.3%, 78.6% and 61.4% in 1997, 1996 and 1995, respectively, of total revenues in the respective fiscal years, and 79.6% of total revenues for the nine months ended June 30, 1998.

          The Santa Fe's target market is primarily the residents of northwest Las Vegas, visitors to the local area, local businesses, and hockey and bowling leagues. The Santa Fe emphasizes its convenient location, the southwestern theme and its broad range of amenities, including a 60 lane bowling center and an ice skating arena. The occupancy rate at the Santa Fe for the last three fiscal years was 84.6% in fiscal 1997, 93.0% in fiscal 1996, and 96.0% in fiscal 1995.

          The Santa Fe has an automated player tracking system, the "Desert Fortune Player Club", which was established to encourage repeat business from frequent and active slot and bingo customers. The Desert Fortune Player Club offers members points for slot machine and bingo play, which can be redeemed for cash as well as food, beverage, and rooms at the Santa Fe. The automated player tracking system used for the Desert Fortune Player Club is designed to allow the Santa Fe to more precisely track play, more efficiently reward frequent players, and to enhance management's ability to better market directly to different segments of the Santa Fe customer base.

          At September 30, 1998, SFGC employed 24 administrative personnel and the Santa Fe employed 1,194.

          SFHI is negotiating with the Teamsters, Operating Engineers, Culinary and Bartenders unions ("Unions") with respect to a collective bargaining agreement covering certain employees at the Santa Fe. If negotiations result in an agreement between SFHI and the Unions, operating expenses may increase. In the event negotiations fail to result in an agreement, the Unions may call a strike, which would result in operating revenues being adversely affected. In either event, there could be a material adverse effect on the results of operations and financial condition of the Santa Fe and SFGC.

          The Santa Fe continues to be the target of a union boycott in which the unions ask that the public not patronize the properties. Management is unable to determine the impact, if any, of the union boycott.

COMPETITION

          In Las Vegas, Nevada, hotels and gambling casinos compete primarily in three areas: on or near the Las Vegas Strip; within downtown Las Vegas, and in the locals market. The Strip and downtown properties have a predominant target market of out of town visitors, while local properties generally target residents of the Las Vegas Valley. The Santa Fe targets and competes for the residents of northwest Las Vegas, a growing residential community, and, to a lesser extent, the residents of the entire Las Vegas Valley, emphasizing its convenient location, the southwestern theme and its broad range of amenities. There has been significant growth in the number of facilities throughout the Las Vegas Valley catering to the local population, including several facilities within five miles of the Santa Fe in North Las Vegas, resulting in increased competition among the locals facilities.

DEVELOPMENT OPPORTUNITIES

          HENDERSON, NEVADA. SFGC owns, through an indirect wholly owned subsidiary, an approximately 39 acre parcel of real property in Henderson, Nevada, located in the southeast Las Vegas Valley. SFGC is evaluating the potential development of a hotel/casino and entertainment complex on this property. SFGC has completed preliminary engineering and architectural drawings. Any future development is subject to, among other things , SFGC's ability to obtain necessary financing. No assurance can be given that SFGC will obtain development financing or develop successfully the Henderson property.

          In June 1997, the Nevada legislature adopted Senate Bill 208 ("SB 208") which is intended to impose stricter requirements with respect to developing resort hotels within Clark County, Nevada, before gaming licenses can be granted. Under SB 208, the stricter requirements will not be applicable to SFGC's proposed development of the Henderson, Nevada project provided (i) the project has received all approvals for land use for the proposed project from the local governing body on or before December 31, 1998, and such approvals remain unexpired on that date, and (ii) the Nevada Gaming Commission approves a nonrestricted gaming license for the project on or before December 31, 2002. If such approvals and/or licenses are not obtained by such date, the designation given to the Henderson property by the City of Henderson as being within a gaming enterprise district would expire. In order to obtain a gaming license after the designation as a gaming enterprise district has expired, SFGC would have to petition the City of Henderson to designate the Henderson property as a gaming enterprise district pursuant to more stringent standards. Notices of hearings on the petition would have to be served on all property owners and advisory boards representing property owners within 2,500 feet of the property line of the Henderson property. All interested parties would be allowed to be heard at any hearing on the petition. As the petitioner, SFGC would have to prove several land use type factors have been met by clear and convincing evidence. Approval of the petition would also require a three-fourths vote from the governing body of the City of Henderson. If the petition is granted, it may be appealed by an aggrieved person to the Gaming Policy Committee (the "Committee") which is made up of the Governor and ten members who sit either by virtue of their office within State government or as Governor appointees. The Committee has the right to reverse the decision of the City of Henderson.

          LAS VEGAS, NEVADA. SFGC owns, through an indirect wholly owned subsidiary, an approximately 27-acre parcel of real property on the Las Vegas Strip, which may be used for possible future development. In connection with the acquisition of the property, SFGC assumed an operating lease under which a water theme park operates, which may be terminated, at any time, by SFGC; however, if it is terminated prior to 2004, SFGC has agreed to pay a loan owed by the tenant to the prior owner. Any future development of the property is subject to, among other things, SFGC's ability to obtain necessary financing.
No assurance can be given that SFGC will obtain development financing or develop successfully the Las Vegas Strip property.

LEGAL PROCEEDINGS

          POULOS V. CAESAR'S WORLD, INC., ET AL. AND AHERN V. CAESAR'S WORLD, INC., ET AL. SFGC and its predecessor, Sahara Casino Partners, L.P. are defendants in three class action lawsuits filed in the United States District Court of Florida, Orlando Division, entitled POULOS V. CAESAR'S WORLD, INC., ET AL., AHERN V. CAESAR'S WORLD, INC., ET AL. and SCHRIER V. CAESAR'S WORLD, INC., ET AL, which have been consolidated in a single action. Also named as defendants in these actions are many, if not most, of the largest gaming companies in the United States and certain gaming equipment manufacturers. Each complaint is identical in its material allegations. The actions allege that the defendants have engaged in fraudulent and misleading conduct by inducing people to play video poker machines and electronic slot machines based on false beliefs concerning how the machines operate and the extent to which there is actually an opportunity to win on a given play. The complaints allege that the defendants' acts constitute violations of the Racketeer Influenced and Corrupt Organizations Act ("RICO") and also give rise to claims for common law fraud and unjust enrichment, and it seeks compensatory, special consequential, incidental and punitive damages of several billion dollars.

          In response to the complaints, all of the defendants, including SFGC and the Partnership, filed motions attacking the pleadings for failure to state a claim, seeking to dismiss the complaints for lack of personal jurisdiction and venue. As a result of those motions, the Court has required the Plaintiffs in the four consolidated cases to file a single consolidated amended complaint. Subsequent to Plaintiff's filing of their consolidated amended complaint, the defendants refiled numerous motions attacking the amended complaint upon many of the same bases as their prior motions. The Court heard the arguments on eight of those motions on November 3, 1997, and has taken them under advisement. The Court has not indicated when it will render its decision on those motions.

          TREASURE BAY SECURITIES LITIGATION. On December 12, 1994, the Company and SFHI filed a lawsuit in the United States District Court, District of Nevada, naming Treasure Bay officers A. Clay Rankin III, Joe N. Hendrix and Bernie Burkholder, and former officer Francis L. Miller as defendants in matters involving violations of Section 10(b) and Rule 10(b)-5 of the Securities Exchange Act, violation of Nevada state securities laws, fraud and negligent misrepresentation in connection with the Company's investment of $10 million in exchange for a 20% interest in Treasure Bay, and the Company's guarantee of $4.5 million of Treasure Bay's indebtedness. The defendants have filed answers to the complaint and discovery is continuing.

          On December 15, 1994, Francis L. Miller filed a lawsuit in the Mississippi Circuit Court, Second Judicial District, against the Company and SFHI, as well as Paul W. Lowden and Suzanne Lowden, alleging, among other things, that the Company made certain misrepresentations which induced Francis Miller to entrust the management of his investments in Treasure Bay's two Mississippi casinos to the Company and SFHI and to sell the Company and SFHI a 20% ownership interest in Treasure Bay. The lawsuit was subsequently amended to remove Suzanne Lowden as a defendant. The Company and SFHI filed a successful motion to transfer this case to the United States District Court in Nevada.

          The United States District Court in Nevada dismissed the Francis L. Miller lawsuit as originally filed in Mississippi Circuit Court. The Court permitted Mr. Miller to file the claims that he asserted in the dismissed action as counterclaims to the lawsuit filed by the Company against Mr. Miller et al. on December 12, 1994 in the United States District Court, District of Nevada. The effect of this court initiated action was to combine the two lawsuits. The parties to the combined litigation are currently engaged in discovery. The discovery process is expected to last several months.

          SFGC, the Company and PHI are subject to various lawsuits relating to routine matters incidental to its business. The Company does not believe that the outcome of such litigation, in the aggregate, will have a material adverse effect on the financial condition of PHI financial statements.

                           NEVADA REGULATIONS AND LICENSING

          SFGC, PHI and SFHI (collectively, the "Santa Fe Group") are subject to extensive state and local regulation by the Nevada Gaming Authorities.

          The laws, regulations and supervisory procedures of the Nevada Gaming Authorities seek (i) to prevent unsavory or unsuitable persons from having any direct or indirect involvement with gaming at any time or in any capacity, (ii) to establish and maintain responsible accounting practices and procedures, (iii) to maintain effective control over the financial practices of licensees, including establishing minimum procedures for internal fiscal affairs and the safeguarding of assets and revenues, providing reliable record-keeping, and making periodic reports to the Nevada Gaming Authorities, (iv) to prevent cheating and fraudulent practices, and (v) to provide a source of state and local revenues through taxation and licensing fees. Changes in such laws, regulations and procedures could have an adverse effect on any or all of the members of the Santa Fe Group. Management believes the Santa Fe Group is in compliance with regulations promulgated by the Nevada Gaming Authorities.

          LICENSING AND REGISTRATION. PHI and SFHI hold Nevada State gaming licenses to operate the Pioneer and the Santa Fe. SFCG has been approved by the Nevada Gaming Authorities to own, directly or indirectly, a beneficial interest in PHI and SFHI (the "Gaming Licensees").

          The licenses held by members of the Santa Fe Group are not transferable. Each issuing agency may at any time revoke, suspend, condition, limit or restrict licenses or approvals to own a beneficial interest in a Gaming Licensee for any cause deemed reasonable by such agency. Any failure to retain a valid license or approval would have a material adverse effect on all members of the Santa Fe Group.

          If it is determined that PHI, the Gaming Licensee or, when applicable, new members of the Santa Fe Group, have violated the Nevada laws or regulations relating to gaming, the Gaming Licensees or, when applicable, new members of the Santa Fe Group, could, under certain circumstances, be fined and the licenses of the Gaming Licensees or, when applicable, new members of the Santa Fe Group, could also be limited, conditioned, revoked or suspended. A violation under any of the licenses held by SFGC, or any of the Gaming Licensees or, when applicable, new members of the Santa Fe Group, may be deemed a violation of all the other licenses held by SFGC and each of the Gaming Licensees or, when applicable, new members of the Santa Fe Group. If the Nevada Commission does petition for a supervisor to manage the affected casino and hotel facilities, the suspended or former licensees shall not receive any earnings of the gaming establishment until approved by the court, and after deductions for the costs of the supervisor's operation and expenses and amounts necessary to establish a reserve fund to facilitate continued operation in light of any pending litigation, disputed claims, taxes, fees, and other contingencies known to the supervisor which may require payment. The supervisor is authorized to offer the gaming establishment for sale if requested by the suspended or former licensee, or without such a request after six months after the date the license was suspended, revoked, or not renewed.

          INDIVIDUAL LICENSING. Stockholders, directors, officers and certain key employees of corporate licensees must be licensed by the Nevada Gaming Authorities. An application for licensing of an individual may be denied for any cause deemed reasonable by the issuing agency. Changes in licensed positions must be reported to Nevada Gaming Authorities. In addition to its authority to deny an application for an individual license, the Nevada Gaming Authorities have jurisdiction to disapprove a change in corporate position. If the Nevada Gaming Authorities were to find any such person unsuitable for licensing or unsuitable to continue having a relationship with a corporate licensee, such licensee would have to suspend, dismiss and sever all relationships with such person. Such corporate licensee would have similar obligations with regard to any person who refuses to file appropriate applications, who is denied licensing following the filing of an application or whose license is revoked. Each gaming employee must obtain a work permit which may be revoked upon the occurrence of certain specified events.

          Any individual who is found to have a material relationship or a material involvement with a gaming licensee may be required to be investigated in order to be found suitable or to be licensed. The finding of suitability is comparable to licensing and requires submission of detailed financial information and a full investigation. Key employees, controlling persons or others who exercise significant influence upon the management or affairs of a gaming licensee may be deemed to have such a relationship or involvement.

          Beneficial owners of more than 10% of the voting securities of a corporation registered with the Nevada Gaming Authorities that is "publicly traded" (a "Registered Entity") must be found suitable by the Nevada Gaming Authorities, and any person who acquires more than 5% of the voting securities or partner interests, as the case may be, of a Registered Entity must report the acquisition to the Nevada Gaming Authorities in a filing similar to the beneficial ownership filings required by the Federal securities laws. Under certain circumstances an institutional investor, as such term is defined in the Nevada Act, that acquires more than 10% of SFGC's voting securities may apply to the Nevada Gaming Commission for a waiver of such finding of suitability requirement. If the stockholder who must be found suitable is a corporation, partnership or trust, it must submit detailed business and financial information including a list of beneficial owners.

          Any beneficial owner of equity or debt securities of a Registered Entity (whether or not a controlling stockholder) may be required to be found suitable if the relevant Nevada Gaming Authorities have reason to believe that such ownership would be inconsistent with the declared policy of the State of Nevada. If the beneficial owner who must be found suitable is a corporation, partnership or trust, it must submit detailed business and financial information, including a list of its securities. In addition, the Clark County Liquor and Gaming Licensing Board has taken the position that it has the authority to approve all persons owning or controlling more than 2% of the stock or partner interests of a Registered Entity, including a gaming licensee or otherwise, or of any corporation, partnership or person controlling such an entity. The applicant is required to pay all costs of investigation.

          Any stockholder found unsuitable and who beneficially owns, directly or indirectly, any securities or partner interests of a Registered Entity beyond such period of time as may be prescribed by the Nevada Gaming Authorities may be guilty of a gross misdemeanor. Any person who fails or refuses to apply for a finding of suitability or a license within 30 days after being ordered to do so may be found unsuitable. A Registered Entity is subject to disciplinary action if, after it receives notice that a person is unsuitable to be a securityholder or partner, as the case may be, or to have any other relationship with it, such Registered Entity (a) pays the unsuitable person any dividends or property upon any voting securities or partner interests or makes any payments or distributions of any kind whatsoever to such person, (b) recognizes the exercise, directly or indirectly, of any voting rights in its securities or partner interests by the unsuitable person, (c) pays the unsuitable person any remuneration in any form for services rendered or otherwise, except in certain and specific circumstances or (d) fails to pursue all lawful efforts to require the unsuitable person to divest himself of his voting securities, including, if necessary, the immediate purchase of the voting securities for cash at fair market value.

          Registered Entities are required to maintain current stock ledgers, as the case may be, in the State of Nevada that may be examined by the Nevada Gaming Authorities at any time. If any securities or partner interests are held in trust by an agent or by a nominee, the record holder may be required to disclose the identity of the beneficial owner to the Nevada Gaming Authorities. A failure to make such disclosure may be grounds for finding the record owner unsuitable. Record owners are required to conform to all applicable rules and regulations of the Nevada Gaming Authorities. Licensees also are required to render maximum assistance in determining the identity of a beneficial owner.

          The Nevada Gaming Authorities have the power to require that certificates representing voting securities of a corporate licensee bear a legend to the general effect that such voting securities or partner interests are subject to the Nevada Act. The Nevada Gaming Authorities, through the power to regulate licensees, have the power to impose additional restrictions on the holders of such voting securities at any time.

          FINANCIAL RESPONSIBILITY. Each of SFGC and the Gaming Licensees is required to submit detailed financial and operating reports to the Nevada Gaming Authorities. Substantially all loans, leases, sales of securities and other financial transactions entered into by SFGC or the Gaming Licensees must be reported to and, in some cases, approved by the Nevada Gaming Authorities.

          CERTAIN TRANSACTIONS. None of the Santa Fe Group may make a public offering of its securities without the prior approval of the Nevada Commission if the proceeds therefrom are intended to be used to construct, acquire or finance gaming facilities in Nevada, or retire or extend obligations incurred for such purposes. Such approval, if given, will not constitute a recommendation or approval of the investment merits of the securities offered. Any public offering requires the approval of the Nevada Commission.

          Changes in control of SFGC through merger, consolidation, acquisition of assets, management or consulting agreements or any form of takeover cannot occur without the prior investigation of the Nevada Board and approval of the Nevada Commission. The Nevada Commission may require controlling stockholders, partners, officers, directors and other persons having a material relationship or involvement, to be licensed.

          The Nevada legislature has declared that some corporate acquisitions opposed by management, repurchases of voting securities and other corporate defense tactics that affect corporate gaming licensees in Nevada, and corporations whose securities are publicly traded that are affiliated with those operations, may be injurious to stable and productive corporate gaming. The Nevada Commission has established a regulatory scheme to ameliorate the potentially adverse effects of these business practices upon Nevada's gaming industry and to further Nevada's policy to (i) assure the financial stability of corporate or partnership gaming operators and their affiliates; (ii) preserve the beneficial aspects of conducting business in the corporate form; and (iii) promote a neutral environment for the orderly governance of corporate or partnership affairs. Approvals are, in certain circumstances, required from the Nevada Commission before SFGC can make exceptional repurchases of voting securities above the current market price thereof (commonly referred to as "greenmail") and before an acquisition opposed by management can be consummated. Nevada's gaming regulations also require prior approval by the Nevada Commission if SFGC were to adopt a plan of recapitalization proposed by SFGC's Board of Directors in opposition to a tender offer made directly to the stockholders for the purpose of acquiring control of SFGC.

          MISCELLANEOUS. Pursuant to recent changes in Nevada law, the Santa Fe Group, and their affiliates, may engage in gaming activities outside the State of Nevada without seeking the approval of the Nevada Gaming Authorities provided that such activities are lawful in the jurisdiction where they are to be conducted and that certain information regarding the foreign operation is provided to the Nevada Board on a periodic basis. SFGC and its Nevada-based affiliates may be disciplined by the Nevada Commission if any of them violates any laws of the foreign jurisdiction pertaining to the foreign gaming operation, fails to conduct the foreign gaming operation in accordance with the standards of honesty and integrity required of Nevada gaming operations, engages in activities that are harmful to the State of Nevada or its ability to collect gaming taxes and fees, or employs a person in the foreign operation who had been denied a license or finding of suitability in Nevada on the ground of personal unsuitability.

          License fees and taxes, computed in various ways depending on the type of gaming involved, are payable to the State of Nevada and to the counties and cities in which SFGC and the Gaming Licensees' respective operations are conducted. Depending upon the particular fee or tax involved, these fees and taxes are payable either monthly, quarterly or annually and are based upon either: (i) a percentage of the gross gaming revenues received by the casino operation; (ii) the number of slot machines operated by the casino; or (iii) the number of table games operated by the casino. A casino entertainment tax is also paid by the licensee where entertainment is furnished in connection with the selling of food or refreshments.

          Finally, the Nevada Gaming Authorities may require that lenders to licensees, including each holder of Notes, be investigated to determine if they are suitable and, if found unsuitable, may require that they dispose of their loans (including the New Notes).

                                      MANAGEMENT

          The following table sets forth information regarding the directors, executive officers and other key personnel of each of the Company, PHI and/or
SFGC:


 NAME                       AGE   POSITION WITH SFGC, PFC AND PHI
 ----                       ---   -------------------------------
 Paul W. Lowden             54    Chairman of the Board and President of the
                                  Company and PHI and Chairman of the Board,
                                  President and Chief Executive Officer of SFGC

 Thomas K. Land             38    Director, Senior Vice President and Chief
                                  Financial Officer of the Company, PHI and
                                  SFGC

 William J. Raggio          71    Director, Executive Vice President, Secretary
                                  and Corporate Counsel of the Company, PHI and
                                  SFGC

 Suzanne Lowden             46    Director of the Company and PHI and Director
                                  and Executive Vice President and Director of
                                  SFGC

 Christopher W. Lowden      33    Executive Vice President of Operations of
                                  SFGC

 James W. Lewis(1)(2)       71    Director of the Company, PHI and SFGC

 John W. Delaney(1)(2)      50    Director of the Company, PHI and SFGC

 Andre J. Carrier           28    Vice President of Administration of SFGC

 Andrew M. Klebanow         44    Vice President of Marketing of SFGC

 Clifford Holder            42    Director of Corporate Security and
                                  Surveillance of SFGC



--------------------

(1)  Member of the Compensation Committee of the Board of Directors of SFGC.

(2)  Member of the Audit Committee of the Board of Directors of SFGC.

          The present position with the Company, PHI and/or SFGC and principal occupation during the past five years of the directors, executive officers and other key personnel named above are set forth below:

PAUL W. LOWDEN

          Paul Lowden has served as Chairman of the Board and Chief Executive Officer of the Company and Chairman of the Board, President and Chief Executive Officer of SFGC since their respective formation. Mr. Lowden was also Chairman of the Board, President and Chief Executive Officer of SFGC's predecessor, Sahara Resorts, from 1982 through September 1993. Mr. Lowden is married to Suzanne Lowden and is Christopher Lowden's father.

THOMAS K. LAND

          Thomas K. Land has served as Senior Vice President and Corporate Controller of each of the Company and SFGC since February 1994, and was elected Chief Financial Officer of the Company and SFGC in July 1994. Mr. Land was appointed to the Board of Directors of each of the Company and SFGC in December 1995. Prior to joining the Company, Mr. Land was the Chief Financial Officer of a construction company, where he was employed from 1990 through February 1994. Mr. Land is a certified public accountant in the State of Pennsylvania.

WILLIAM J. RAGGIO

          William J. Raggio has served as a Director, Vice President, Secretary and Corporate Counsel of the Company and SFGC since their respective formation. Previously, Mr. Raggio held the same positions with Sahara Resorts since 1982. Mr. Raggio is a senior partner of the law firm of Jones Vargas of Reno, Nevada, general counsel to the Company. Since 1972 he has been a Nevada State Senator. Mr. Raggio is also a director of Sierra Health Services, Inc., a Nevada corporation.

SUZANNE LOWDEN

          Suzanne Lowden has served as a Director and President of the Company since its formation, has served as a Director and Executive Vice President of SFGC since its formation and had served as a Director of Sahara Resorts since 1987. Mrs. Lowden was elected Vice President of Sahara Resorts in July 1992. She is also a founding board member of Commercial Bank of Nevada. Mrs. Lowden served as a Nevada State Senator from November 1992 through 1996. She worked for the CBS affiliate in Las Vegas from 1977 to 1987 as an anchorwoman, reporter, writer and producer of television news. Mrs. Lowden is married to Paul W. Lowden.

CHRISTOPHER W. LOWDEN

          Christopher W. Lowden has served as Executive Vice President of Operations of SFGC since February 1996. Mr. Lowden served as President of Sahara Development Group from August 1993 through February 1996. From 1989 until August 1993 he was General Manager of the Company's hotel-casino in Laughlin, Nevada, the Pioneer Hotel and Gambling Hall. Christopher Lowden is the son of Paul Lowden.

JAMES W. LEWIS

          James W. Lewis has served as a Director of the Company and SFGC since their respective formation. Mr. Lewis served as a Director of Sahara Resorts from 1983 to September 1993. Mr. Lewis is associated with the Corporate Finance Department of Westamerica Investment Group and has prior associations with F.L. Bryant & Co., Inc., Van Kasper & Co. and Bateman Eichler, Hill Richards, Incorporated.

JOHN W. DELANEY

          John W. Delaney has served as a Director of the Company and SFGC since January 1997, when he was appointed to fill vacancies on the Board of Directors of each of the Company and SFGC. He was elected to his current term in February 1997. Mr. Delaney is currently President and Chief Executive Officer of Cityfed Mortgage Co., a mortgage banking firm, where he has been employed since 1978.

ANDRE J. CARRIER

          Andre J. Carrier has served as Vice President of Administration of SFGC since 1994. From 1993 to 1994, Mr. Carrier served as Vice President of Sahara Development Group. Mr. Carrier is a graduate of Cornell University's School of Hotel Administration.

ANDREW M. KLEBANOW

          Andrew M. Klebanow has served as Vice President of Marketing of SFGC since 1996. In such position, Mr. Klebanow directs all marketing efforts for the Company, including market planning, market research, advertising, promotions and database marketing. From 1991 to 1993, Mr. Klebanow was Director of Marketing at the Hacienda Hotel and Casino. Mr. Klebanow earned his master's degree from Cornell University's School of Hotel Administration.

CLIFFORD HOLDER

          Clifford Holder has served as the Director of Corporate Security and Surveillance of SFGC since December 1988.

MANAGEMENT AGREEMENT

          SFGC currently allocates administrative and operating expenses among its subsidiaries on a pro rata basis. Corporate charges allocated to PHI were $363,000, $500,000, $594,000, $977,000 and $930,000 for the fiscal years ended
1993, 1994, 1995, 1996 and 1997, respectively, and $655,000 and $837,000 in the nine months ended June 30, 1997 and 1998, respectively. Concurrently with the consummation of the Exchange Offer or Solicitation, SFGC and PHI will enter into a Management Agreement (the "Management Agreement").

          Pursuant to the Management Agreement, SFGC will provide certain management services (the "Management Services") to PHI, including (i) executive services, including review and evaluation of PHI's results of operations and development of appropriate strategies, programs and long-range plans designed to improve such results, (ii) financial services, including financial planning, budget supervision, development of standards and procedures for internal audits and retention and evaluation of independent auditors, (iii) data processing services, (iv) legal services, including rendering legal advice and retention and evaluation of outside legal counsel, (v) marketing services, (vi) tax planning and compliance services, including federal and state tax return preparation and review, (vii) site selection services, including evaluation of and consultation on the selection of prospective sites for new projects and negotiations of real property acquisitions and (viii) administrative services, including supervision of personnel matters, development and implementation of appropriate employee benefit plans, evaluation and acquisition of insurance policies, establishment of standards and policies related to all insurance and insurance-related matters and development of standards and policies related to safety programs and supervision of such programs. In addition, SFGC will grant the Company a license (the "License"), pursuant to which PHI will be permitted to use each of SFGC's trademarks, servicemarks, tradenames and logos in the operation of PHI's business.

          In consideration for SFGC's agreement to provide Management Services and grant the License PHI shall pay to SFGC:

          (a) a fixed fee (the "Fixed Fee") of $100,000 per month (pro rated for partial months); and

          (b) a variable fee (the "Variable Fee" and, together with the Fixed Fee, the "Management Fees") for each full quarter year following the date of consummation of the Exchange Offer or Solicitation, as the case may be, in the amount of 10% of EBITDA for such fiscal year in excess of EBITDA for the same quarter from the prior year.

          PHI will pay the Fixed Fee on a monthly basis, not later than 10 days after the end of each month, and any Variable Fee not later than 45 days after the end of each fiscal quarter; PROVIDED, that during the occurrence and continuance of a Default or an Event of Default, PHI will not pay and SFGC will not be entitled to receive or retain any Variable Fees.

          Pursuant to the Management Agreement, SFGC will bear the cost of the acquisition and maintenance of any capital equipment necessary to perform the Management Services. SFGC will also bear the expense of all salaries, bonuses and other compensation to be paid to personnel it engages to render the Management Services. All such persons will be deemed to be officers, employees, agents or contractors of SFGC; however, to the extent any such person must be licensed or approved by the Nevada Gaming Authorities, PHI will bear the expense of obtaining such regulatory approvals.

                                EXECUTIVE COMPENSATION

          Set forth below is information concerning the annual and long-term compensation for services in all capacities to SFGC for the fiscal years ended September 30, 1997, 1996 and 1995 of (i) SFGC's Chief Executive Officer during the fiscal year ended September 30, 1997 and (ii) as of September 30, 1997, each other executive officer of SFGC whose total annual salary and bonus exceeded $100,000 (the "Named Executive Officers"). SFGC currently allocates the compensation expenses reflected below, as well as other administrative and operating expenses, among its subsidiaries (including the PHI) on a pro rata basis. Upon consummation of the Exchange Offer, PHI and SFGC expect to enter into a management agreement pursuant to which PHI will pay SFGC specified fees
for certain management services.  See "Management   Management Agreement."

                              SUMMARY COMPENSATION TABLE

                                                                                             LONG TERM COMPENSATION
                                                                           -------------------------------------------------------
                                                                                    AWARDS                        PAYOUT
                                                                           -------------------------   ---------------------------
                                       ANNUAL COMPENSATION                   SECURITIES UNDERLYING
                                       -------------------                     RESTRICTED OPTIONS        LTIP
                                                                           -------------------------   --------
                                                                  OTHER                                                  ALL
                                       ANNUAL                    COMPEN-       STOCK                                    OTHER
 NAME AND PRINCIPAL         FISCAL     SALARY       BONUS        SATION        AWARDS        SARS       PAYOUT      COMPENSATION
 POSITION                    YEAR        ($)       ($)(1)        ($)(2)         ($)          (#)          ($)          ($)(3)
-------------------------  --------  -----------  ----------   ----------  -------------  ----------   --------   ----------------
 Paul W. Lowden              1997      $550,000    $200,000        --            $0            0          $0           $41,595
   President, Chairman of    1996       503,269     200,000        --             0            0           0            16,958
   the Board and CEO         1995       314,598           0        --             0            0           0             4,620

 Thomas K. Land              1997       138,704      10,000        --             0            0           0             2,250
   Senior Vice President     1996       130,000      10,000        --             0            0           0             2,469
   and Chief Financial       1995       112,365      10,000        --             0            0           0               300
   Officer

--------------

(1)  See "Certain Compensation Arrangements."
(2) SFGC provides automobiles to its senior executives and provides such persons complimentary privileges at the restaurants and bars of SFGC's hotel-casinos. It is impractical to ascertain the extent to which such privileges are utilized for personal rather than business purposes. However, after reasonable inquiry SFGC believes the value of any such personal benefits is less than 25% of the compensation for each person reported above.
(3) "All Other Compensation" in fiscal 1997 consists of payments of life insurance premiums by SFGC in the amounts of $40,324 and $1,805 for Messrs. Lowden and Land, respectively, and SFGC-matching contributions to the Retirement Savings 401(k) Plan in the amounts of $1,275 and $445 for Messrs. Lowden and Land, respectively. "All Other Compensation" in fiscal 1996 and 1995 consists of SFGC-matching contributions to the Retirement Savings 401(k) Plan.

CERTAIN COMPENSATION ARRANGEMENTS

          In January 1998, the Compensation Committee of the Board of Directors of SFGC approved a fee payable to Mr. Paul Lowden in the amount of $100,000 in connection with personal guarantees issued by Mr. Lowden for certain financing arrangements. Furthermore, Mr. Lowden received a bonus in the amount of approximately $600,000 in January 1998 (the "Fiscal Year 1998 Bonus"), pursuant to a compensation arrangement approved by the Compensation Committee in January 1996 and accrued in fiscal 1995 in connection with SFGC's sale of the Hacienda Resort Hotel and Sahara Hotel and Casino in 1995. In accordance with that arrangement, to the extent that Mr. Lowden (or any entity wholly-owned by Mr. Lowden) had any outstanding loans from, or receivables to, SFGC at the time the Fiscal Year 1998 Bonus was paid, such bonus was to be first satisfied by an offset against any such indebtedness. In January 1998, SFGC offset a loan due from an entity wholly-owned by Mr. Lowden, in part with application of the Fiscal Year 1998 Bonus and in part by the amounts due to Mr. Lowden for the personal guarantees issued in connection with certain financing transactions. See "Certain Transactions."

Additionally, during the current fiscal year, options to purchase 279,510 shares of SFGC common stock were granted to Mr. Lowden.

          SFGC and Thomas K. Land, Senior Vice President and Chief Financial Officer of the Company and SFGC, are parties to an employment agreement for a one year term commencing on October 1, 1998 and terminating on September 30, 1999. Pursuant to the agreement, Mr. Land is entitled to a minimum annual base salary of $185,000. The agreement also provides that Mr. Land may participate in any employee benefit plans, including bonus plans, of SFGC. Additionally, during the fiscal year ended September 30, 1998, options to purchase 55,675 shares of SFGC common stock were granted to Mr. Land.

COMPENSATION OF DIRECTORS

          Directors who are not employees of SFGC or its affiliates receive $24,000 annually and $1,000 per Board meeting attended, $800 per Committee meeting attended as a member and $900 per Committee meeting attended as Chairman.

          Additionally, upon first being elected to the Board of Directors of SFGC, each non-employee director receives options to purchase 12,500 shares of Common Stock of SFGC at an exercise price equal to the fair market value of the Common Stock on the date of grant. Such options are fully vested at the date of grant.

          Directors of SFGC do not receive separate compensation for serving as directors of the Company.

COMPENSATION COMMITTEE MEMBERS; COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

          Members of the Compensation Committee of the Board of Directors of SFGC, James W. Lewis and John W. Delaney, determine compensation arrangements for the Company's executive officers. Neither Mr. Lewis nor Mr. Delaney has been an officer of SFGC or any of its subsidiaries and has no other "interlocking" relationship with Company executives.

STOCK INCENTIVE PLAN

          PHI has adopted a stock incentive plan (the "Stock Incentive Plan"). The Stock Incentive Plan provides for the grant of options or stock appreciation rights with respect to an aggregate of up to 10% of the outstanding shares of PHI common stock to employees, non-employee directors, consultants or affiliates of PHI. The purpose of the Stock Incentive Plan is to enable PHI to attract, retain and motivate their employees, non-employee directors, consultants and affiliates by providing for or increasing the proprietary interest of such persons.

                                PRINCIPAL STOCKHOLDERS

          SFGC owns all of the outstanding capital stock of the Company and of PHI. The following sets forth information regarding beneficial ownership of common stock of SFGC and the exchangeable redeemable preferred stock of SFGC (the "Preferred Stock"), as of September 30, 1998, by (i) each person known to be the beneficial owner of more than 5% of the outstanding Common Stock or Preferred Stock; (ii) each Director of SFGC; and (iii) all directors and officers of SFGC as a group. The shares owned by each person, or by the group, and the shares included in the total number of shares outstanding have been adjusted, and the percentage owned (where such percentage exceeds 1%) has been computed, in accordance with Rule 13d-3(d)(1) under the Exchange Act.

                                                                            PERCENT OF                               PERCENT OF
                NAME AND ADDRESS OF                       SHARES OF           COMMON            SHARES OF             PREFERRED
                 BENEFICIAL OWNER                       COMMON STOCK           STOCK         PREFERRED STOCK            STOCK
------------------------------------------------  -----------------------  -------------  ----------------------  ----------------
 Paul W. Lowden(1)                                      3,724,391(2)          54.73%            97,100(3)               1.10%

 William J. Raggio                                         17,972(4)             *               4,815(5)                 *

 James W. Lewis                                            13,750(4)             *                  --                    --

 Suzanne Lowden                                             4,792(6)             *               2,524(7)                 *

 Thomas K. Land                                            69,175(8)           1.02              1,000                    *

 Christopher W. Lowden                                     71,049(9)           1.04              1,400                    *

 John W. Delaney                                           13,750(4)             *                  --                    --

 All Directors and Officers as a                        3,914,879              57.5%           106,839                   1.2%
 group (7 persons)

--------------------------------

*    Less than 1%

(1) The address for Paul W. Lowden is c/o Santa Fe Gaming Corporation, P.O. Box 4335, Las Vegas, Nevada 89127.

(2) Includes 482,361 shares held by LICO, a Nevada corporation ("LICO"), which is wholly owned by Mr. Lowden. During the current fiscal year, options to purchase 279,510 shares of SFGC common stock were granted to Mr. Lowden.

(3)  Includes 92,041 shares held by LICO.

(4) Of such shares, 12,500 may be acquired upon the exercise of outstanding stock options.

(5) Includes 16 shares held by Mr. Raggio's wife, as to which Mr. Raggio disclaims beneficial ownership.

(6) Includes 4,521 shares held by Mrs. Lowden as custodian for a child and excludes shares beneficially owned by Mr. Lowden reflected in the table.

(7) Includes 1,262 shares held by Mrs. Lowden as custodian for a child and excludes shares beneficially owned by Mr. Lowden reflected in the table.

(8) Of such shares, 68,175 may be acquired upon the exercise of outstanding stock options. During the current fiscal year, options to purchase 55,675 shares of SFGC common stock were granted to Mr. Land.

(9) Of such shares, 68,175 may be acquired upon the exercise of outstanding stock options. During the current fiscal year, options to purchase 54,425 shares of SFGC common stock were granted to Mr. Lowden.

                                 CERTAIN TRANSACTIONS

          The following is a description of certain transactions during the fiscal year ended September 30, 1997 in which officers and directors of SFGC and/or the Company and its affiliates or families had a direct or indirect interest.

          Jones Vargas, a Nevada law firm of which William J. Raggio is a senior partner, is paid a retainer fee of $120,000 per year. SFGC and its subsidiaries paid Jones Vargas approximately $317,022, including retainers, for its services during the fiscal year ended September 30, 1997.

          In fiscal 1993 and 1992 the predecessor to Hacienda Hotel Inc., a subsidiary of SFGC, made loans to LICO, a company wholly-owned by Mr. Lowden providing entertainment services to the Hacienda and the Sahara, in the aggregate amount of $476,000. As of September 30, 1997, there was $686,000 outstanding under these loans, including interest computed at an annual rate equal to the prime rate plus 2%. Principal and interest were due on demand. The loans to LICO were approved by the Boards of Directors of the predecessors to SFGC and Hacienda Hotel Inc., respectively, with Mr. Lowden abstaining from the vote. In January 1998, pursuant to Mr. Lowden's compensation arrangement, SFGC satisfied in full the Fiscal Year 1998 Bonus in the amount of $600,000 to Mr. Lowden through an offset against the loans to LICO. In addition, in fiscal 1997 SFGC satisfied in full the fee payable to Mr. Lowden for issuing personal guarantees to support certain SFGC financing arrangements (see "Executive Compensation") through an offset in January 1998 of the LICO loans. As of January 26, 1998, the LICO loans had been satisfied in full through the offset of the Fiscal Year 1998 Bonus and the personal guarantee fee.

          The Company and PHI are included in the consolidated United States federal income tax return of SFGC. SFGC and its subsidiaries are parties to a tax sharing agreement (the "Tax Sharing Agreement") pursuant to which the Company and PHI are obligated to make payments periodically to SFGC in respect of their allocable share of the total United States federal income tax liability of the SFGC consolidated group. For any particular taxable year, any payments made by either the Company or PHI to SFGC in excess of their allocable share of such liability must be refunded to the Company or PHI, as the case may be, following the close of such taxable year. In the event that the Company or PHI is included in a state or local income tax return with SFGC, the Company or PHI must make periodic payments to, and shall have a right to receive refunds from SFGC in a manner consistent with that described above.

                            MATERIAL UNITED STATES FEDERAL
                              INCOME TAX CONSIDERATIONS

          The following discussion is a summary of the material United States federal income tax consequences to a Holder of Old Notes resulting from the Exchange and the Solicitation. The summary assumes that Holders hold the Old Notes, New Notes and PIK Notes as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the "Code"), and that none of Old Notes, New Notes or the PIK Notes will be considered traded on an "established securities market" (as such term is defined in Code Section 1273(b)(3) and the regulations thereunder) at the time of the Exchange.
Further, this summary assumes that the New Notes and PIK Notes will be treated as debt and not equity for United States federal income tax purposes. This discussion does not purport to deal with all aspects of United States federal income taxation that may be relevant to Holders that may be subject to special federal income tax laws such as dealers in securities, financial institutions, life insurance companies, individuals who are not citizens or residents of the United States or corporations, partnerships or other entities that are not organized under the laws of the United States or any political subdivision thereof, or persons that hold the Old Notes, New Notes or PIK Notes as part of a hedge, conversion transaction, straddle or other risk reduction transaction. In addition, the following discussion does not consider the effect of any applicable foreign, state or local tax laws.

          The discussion below is based upon the current provisions of the Code, existing and proposed Treasury Regulations promulgated thereunder, rulings of the Internal Revenue Service (the "Service") and judicial decisions now in effect as of the date hereof. Such authorities may be repealed, revoked or modified, possibly with retroactive effect, so as to result in United States federal income tax consequences different from those discussed below.

          As discussed below, the Exchange should constitute a recapitalization under Section 368(a)(1)(E) of the Code. The Company, however, will not seek a ruling from the Service regarding any of the tax issues discussed herein, including the tax treatment of the Exchange as a recapitalization. Moreover, as noted in the discussion, certain of the issue material to the federal income tax consequences of certain atters are factual in nature, and other issues involve areas of law that are ambigous or with respect to which legal authority is lacking and as to which the Company is able to offer limited guidance. It is possible, for example, that the Service may challenge the treatment of the Exchange as a recapitalization and assert that the Exchange is a taxable transaction because the New Notes do not constitute "securities" or because of other legal positions. Consequently, there can be no assurance that the Service will not challenge one or more of the tax consequences described herein.

          THIS SECTION DOES NOT PURPORT TO DEAL WITH ALL ASPECTS OF UNITED STATES FEDERAL INCOME TAXATION THAT MIGHT BE RELEVANT TO A HOLDER'S DECISION TO PARTICIPATE IN THE EXCHANGE OR SOLICITATION OR TO THE OWNERSHIP AND DISPOSITION OF THE NEW NOTES OR PIK NOTES. HOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS CONCERNING THE UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS THAT MAY BE SPECIFIC TO THEM AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER THE LAWS OF ANY OTHER TAXING JURISDICTION.

TAX CONSEQUENCES OF THE EXCHANGE

          TREATMENT OF THE EXCHANGE AS A RECAPITALIZATION UNDER CODE SECTION
368. The exchange of Old Notes for New Notes should be treated as a recapitalization under Section 368(a)(1)(E) of the Code if both the Old Notes and the New Notes are considered "securities" for United States federal income tax purposes. If the Exchange qualifies as a recapitalization, a Holder that exchanges Old Notes for New Notes and cash will recognize gain (but not loss) to the extent of the lesser of (i) the amount of the cash received for the principal amount of the Old Notes or (ii) the amount of gain realized in the Exchange (I.E., the excess, if any, of the sum of the cash and the issue price of the New Notes received for the principal amount of the Old Notes over the Holder's adjusted tax basis in the Old Notes).

          Any recognized gain will generally be treated as capital gain and will be long-term capital gain if the Holder held the Old Notes for more than 12 months. If, however, a Holder purchased the Old Notes at a market discount (within the meaning of Code Section 1278), any gain recognized will be treated as ordinary income to the extent it does not exceed the accrued market discount on the Old Notes. Any accrued market discount not taken into account as ordinary income will be treated as accrued market discount with respect to the New Notes and the PIK Notes, most likely in proportion to their respective stated principal amounts.

          Following the Exchange, a Holder's tax basis in the New Notes will equal the Holder's tax basis in the Old Notes exchanged for such New Notes increased by the amount of gain recognized and decreased by the amount of cash received for the principal amount of the Old Notes. A Holder's holding period for the New Notes will include the holding period for the Old Notes exchanged for such New Notes.

          Any consideration received by a Holder for interest accrued on the Old Notes will be taxable as ordinary income to the extent not previously taken into income by the Holder. The allocation of the consideration received by a Holder in the Exchange between the principal amount of the Old Notes and the accrued interest on such obligations should be determined by the Holder in the manner described below under "PAYMENT OF ACCRUED INTEREST ON THE OLD NOTES."


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          TREATMENT OF THE EXCHANGE AS A TAXABLE EXCHANGE.  Given that the original terms to maturity for the Old Notes and the New Notes are 10 years and 8 years, respectively, and in view of certain other factual characteristics and circumstances, both the Old Notes and the New Notes should be treated as "securities" for United States federal income tax purposes. Thus, the Exchange should constitute a recapitalization under Section 368 resulting in the federal income tax consequences discussed above under "TREATMENT OF THE EXCHANGE AS A RECAPITALIZATION UNDER CODE SECTION 368." The Company, however, will not seek a ruling from the Service regarding the treatment of the Old Notes and New Notes as "securities", and it is possible that the Service may challenge such treatment. If such a challenge were successful, the Exchange would be considered a taxable exchange with the likely result that a Holder would recognize gain or loss at the time of the Exchange equal to the difference between (i) the sum of the issue price (I.E., the stated principal amount) of the New Notes and the cash received in exchange for the principal amount of the Old Notes and (ii) the Holder's adjusted tax basis in the Old Notes.

          Subject to the market discount rules, any recognized gain or loss would generally be treated as capital gain or loss and would be long-term capital gain or loss if the Holder held the Old Notes for more than 12 months. A Holder's tax basis in the New Notes would equal the issue price (I.E., the stated principal amount) of the New Notes, and the holding period for the New Notes would commence following the day of the Exchange. The consideration received by a Holder for interest accrued on the Old Notes would be taxable as ordinary income to the extent not previously taken into income (as discussed below).

          PAYMENT OF ACCRUED INTEREST ON THE OLD NOTES. Whether the Exchange is treated as a recapitalization under Section 368 or as a taxable exchange, a Holder, in addition to any gain recognized as a result of the Exchange, will recognize ordinary income attributable to the portion of cash and New Notes received as payment for accrued interest on the Old Notes. Holders which have already included the accrued interest in income should not recognize any additional income as a result of the consideration received as payment for the accrued interest on the Old Notes.

          Due to the lack of direct regulatory authority and the absence of guidance under the Code, the allocation of the cash and New Notes received by a Holder in the Exchange between the principal amount of the Old Notes and the accrued interest thereon cannot be anticipated with precision. Consistent with the form and manner in which the Exchange will be consummated, the Company intends to take the position for accounting and tax purposes and for purposes of backup withholding and information reporting, that any cash paid in the Exchange is first allocable to accrued interest on the Old Notes to the extent thereof (approximately $4.1 million), and any remaining cash (approximately $2.8 million) is allocable to reduce principal of the Old Notes. In conformity with this approach, the entire principal amount of the New Notes will be deemed to have been exchanged for the outstanding principal amount of the Old Notes, and none of the New Notes will be considered to have been issued in payment of accrued interest on the Old Notes. By agreeing to participate in the Exchange, a Holder also agrees to allocate the cash and New Notes received for the principal amount of the Old Notes and accrued and unpaid interest thereon in the same manner in which the Company will make such allocation.

          The Service may seek to recharacterize the cash payment and allocate it proportionately between the outstanding principal amount and accrued interest on the Old Notes. If the Service is successful in this regard, a Holder may recognize more taxable gain in the Exchange depending on its adjusted tax basis in the Old Notes.

NEW NOTES AND PIK NOTES

          ORIGINAL ISSUE DISCOUNT. The Company intends to pay fifty percent of the stated scheduled interest on the New Notes for the first four accrual periods (which are six months each) in cash and the balance of the scheduled stated interest for such periods will be paid in the form of the PIK Notes. After the first four accrual periods, all stated interest on the New Notes will be paid in cash. Because the Company will pay at least 50 percent of the stated interest accruing on the New Notes for each accrual period over the term of the New Notes in cash, 50


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percent of the stated interest for each accrual period during the term of the
New Notes should be considered "qualified stated interest" and will be includible in each Holder's income in accordance with its accounting method.

          Since the Company expects to satisfy fifty percent of the interest payable on each Interest Payment Date during the first four accrual periods through the issuance of PIK Notes, the New Notes will be issued with original issue discount ("OID") for United States federal income tax purposes. Consequently, a Holder of New Notes will be required to include OID in gross income as it accrues on a constant yield basis over the term of the New Notes in advance of the receipt of any cash payment attributable to such income (regardless of whether the Holder is a cash or accrual basis taxpayer).

          The total amount of OID with respect to a New Note will be equal to the excess of (i) the sum of the stated principal amount due at maturity plus fifty percent of all scheduled interest payments (including those payable in the form of PIK Notes) on a New Note over (ii) the issue price of a New Note. The issue price of a New Note should equal its stated principal amount, because neither the Old Notes nor the New Notes should be considered traded on an established securities market at the time of the Exchange and the New Notes provide for adequate stated interest.

          The amount of OID for each of the first four accrual periods of a New Note should equal the stated principal amount of the PIK Note issued as interest on the New Note for each such accrual period. Since the interest payments made in cash during each of the first four accrual periods will equal the stated principal amount of the PIK Note issued for such period, a Holder should have sufficient cash to satisfy its tax liability attributable to the sum of the OID and qualified stated interest payments made during the first four accrual periods. Thereafter, the amount of OID and qualified stated interest required to be included in income during a complete taxable year by a Holder should be equal to the amount of scheduled interest payments made during such year.

          PIK NOTES. The applicable Treasury regulations treat each New Note and the PIK Notes issued with respect to the New Note as part of the same debt instrument. As such, the issue price of a newly issued PIK Note should be determined by allocating the adjusted issue price, at the time of issuance, of the underlying New Note between the newly issued PIK Note and the underlying New
Note in proportion to their respective stated principal amounts. Because the OID in each of the first four accrual periods of a New Note will equal the stated principal amount of the PIK Note issued in each of such periods and the issue price of a New Note will be increased by the amount of such OID, the issue price of each PIK Note should equal its stated principal amount.

          In addition, because the terms of each PIK Note are identical to the New Notes, the OID on a PIK Note should accrue in the same manner as described above in the case of a New Note. Also, the discussion below under "CONSEQUENCES TO THE COMPANY AND TO CORPORATE HOLDERS" regarding application of the AHYDOs rules should apply on a proportionate basis to each PIK Note.

          CONSEQUENCES TO THE COMPANY AND TO CORPORATE HOLDERS. A debt obligation issued by a corporation with a maturity in excess of five years will constitute a "applicable high yield debt obligation" within the meaning of
Section 163(i)(1) of the Code ("AHYDOs") if its yield to maturity is equal to or greater than the sum of the relevant applicable federal rate (the ''AFR") plus five percentage points, and the debt obligation is issued with significant OID. Since the yield to maturity on the New Notes and the PIK Notes are expected to exceed the sum of the mid-term AFR plus five percentage points and are expected to be issued with significant OID, the New Notes and the PIK Notes are expected to constitute AHYDOs. In such event, the Company will not be entitled to deduct OID that accrues with respect to the New Notes and PIK Notes until amounts attributable to such OID are paid. In addition, if, as expected, the New Notes and PIK Notes constitute AHYDOs and the yield to maturity of the New Notes and PIK Notes exceeds the sum of the mid-term AFR plus six percentage points (the "Excess Yield"), the Company's deduction for the "disqualified portion" of the OID accruing on the New Notes and PIK Notes will be disallowed. In general, the "disqualified portion" of the OID for any accrual period will be equal to the product of (i) the Excess Yield divided by the yield to maturity on the New Notes and PIK Notes, and (ii) the OID for the accrual period. The Company does not expect that the loss of this deduction will have a material adverse effect on


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the Company's financial condition or results of operations.  Subject to otherwise applicable limitations, Holders of New Notes and PIK Notes that are corporations (other than S corporations) will be entitled to a dividends-received deduction (generally at a current rate of 70%) with respect to any disqualified portion of the accrued OID to the extent that the Company has sufficient current or accumulated earnings and profits. If the disqualified portion exceeds the Company's current and accumulated earnings and profits, the excess will continue to be taxed as ordinary OID income in accordance with the rules described above in "ORIGINAL ISSUE DISCOUNT."

          DISPOSITION OF NEW NOTES AND PIK NOTES. A Holder will generally recognize gain or loss upon the sale, exchange, retirement or other disposition of the New Notes or PIK Notes equal to the difference between the amount realized on the disposition and the Holder's adjusted tax basis in the New Notes or the PIK Notes, as applicable. A Holder's adjusted tax basis in a New Note will generally be the amount described above in "TAX CONSEQUENCES OF THE EXCHANGE", increased by the amount of OID attributable to the New Note that is previously included in income by such Holder. A Holder's adjusted tax basis in a PIK Note will generally be the stated principal amount of the PIK Note increased by the amount of OID attributable to the PIK Note that is previously included in income by such Holder. Subject to the market discount rules, the gain or loss recognized on a disposition of a New Note generally will be capital gain or loss and would be long-term capital gain or loss if the Holder held the New Notes for more than 12 months. A Holder that disposes of a New Note independently of its related PIK Note, or who disposes of a PIK Note independently of the related New Note, may be subject to the "coupon stripping" rules under Section 1286 of the Code.

SOLICITATION AND REPURCHASE OF A PORTION OF THE OLD NOTES FOR CASH

          The receipt by the Company of the Requisite Consents of Holders to a forbearance against the exercise of certain rights and remedies associated with the Old Notes until December 15, 1999 will not result in a modification of the Old Notes and, therefore, will not result in a deemed exchange of the Old Notes.

          If the Requisite Consents are obtained and the Exchange is not consummated, the Company will repurchase on a pro rata basis from Holders of Old Notes an aggregate of $6.5 million principal amount of Old Notes, together with accrued and unpaid interest thereon through the Solicitation Expiration Date.
In such event, a Holder will recognize gain or loss at the time of the repurchase equal to the difference between (i) the amount of cash received for the principal amount of Old Notes repurchased and (ii) the Holder's adjusted tax basis in such Old Notes. Subject to the market discount rules, such gain or loss will generally be treated as capital gain or loss and will be long-term capital gain or loss if the Holder held the Old Notes for more than 12 months.

          In addition to any gain or loss recognized, a Holder will recognize ordinary income attributable to the cash received as payment for accrued interest on the Old Notes repurchased that was not previously included in income. For federal income tax purpose, it is unclear how the approximate $6.9 million cash payment to be made by the Company should be allocated between the principal amount of the Old Notes and the accrued interest thereon. Consistent with the form of the transaction to be consummated as part of the Solicitation, the Company intends to take the position for tax and accounting purposes and for purposes of backup withholding and information reporting, that approximately $400,000 will be paid to Holders as payment for accrued interest on the Old Notes and approximately $6.5 million will be paid to repurchase an equivalent principal amount of Old Notes. By consenting to the Solicitation, a Holder agrees to allocate the cash received for the principal amount of the Old Notes and accrued and unpaid interest thereon in the same manner in which the Company will make such allocation. It is possible, however, that the Service may challenge such allocation and require a Holder to allocate the cash received first to accrued and unpaid interest on all of the Old Notes held by the Holder, and allocate any remaining cash to the principal amount of the Old Notes. This will have the effect of causing a cash basis Holder to report a greater portion of the accrued interest on its Old Notes as ordinary income.



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

BACKUP WITHHOLDING AND INFORMATION REPORTING.

          Under certain circumstances, a Holder may be subject to backup withholding at a 31% rate on payments received in the Solicitation or Exchange (and with respect to the New Notes and PIK Notes issued in the Exchange). This withholding generally applies only if the Holder (i) fails to furnish his or her social security or other taxpayer identification number ("TIN"), (ii) furnishes an incorrect TIN, (iii) is notified by the Service that he or she has failed to report payment of interest and dividends properly and the Service has notified the Company that he or she is subject to backup withholding, or (iv) fails, under certain circumstances, to provide a certified statement, signed under penalty of perjury, that the TIN provided is his or her correct number and that he or she is not subject to backup withholding. Any amount withheld from a payment to a Holder under the backup withholding rules is allowable as a credit against such Holder's federal income tax liability, provided that the required information is furnished to the Service. Certain Holders (E.G., corporations) are not subject to backup withholding. Holders should consult their tax advisors as to their qualification for exemption from backup withholding and the procedure for obtaining such an exemption.

          The Company will report annually to the Service and to each Holder of record information with respect to the amount of OID accruing during the calendar year. Also, because the Exchange should be treated as a recapitalization under Code Section 368, Holders will be required to file certain information regarding the exchange in connection with filing their federal income tax returns for the period in which the Exchange occurs.

                               DESCRIPTION OF NEW NOTES

          The following is only a summary of the terms of the New Notes, does not purport to be a full description thereof and is qualified in its entirety by reference to the Indenture referred to below, the Mirror Note, the Deed of Trust, the Guaranty and the other exhibits to the Indenture (including certain terms defined in such documents), copies of which have are available upon request to PHI at 4949 North Rancho Drive, Las Vegas, Nevada 89130, Attention:
Chief Financial Officer. The terms of the New Notes include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939 as in effect on the date of the Indenture. The definitions of certain terms used herein are set forth in "Certain Definitions" below. THE TERMS OF THE NEW NOTES DIFFER IN MATERIAL RESPECTS FROM THE TERMS OF THE OLD NOTES. HOLDERS OF OLD NOTES SHOULD REVIEW "DESCRIPTION OF THE NEW NOTES" CAREFULLY.

GENERAL

          The New Notes being offered hereby will be issued in exchange for the Old Notes and as PIK Notes under the Indenture to be dated as of the date following the Exchange Expiration Date among PFC, as issuer, SFGC, as guarantor, and IBJ Schroder Bank & Trust Company, as Trustee. The New Notes will have a stated maturity of December 1, 2006 and will bear interest from their date of issue at 13-1/2% per annum, payable on June 1 and December 1 in each year, commencing June 1, 1999, to holders of record at the close of business on the next preceding May 15 and November 15, respectively. PFC will have the right, through December 1, 2000, to pay in kind up to 50% of the accrued and unpaid interest on each New Note through the issuance of additional New Notes with a principal amount equal to the accrued and unpaid interest being satisfied in kind (the "PIK Notes"). The New Notes will be issued in denominations of $ 1,000 and integral multiples thereof, except to the extent the Exchanged Amount for any Holder or the PIK Notes to be issued on any Interest Payment Date to any Holder are in an amount that is not an integral multiple of $1,000. The New Notes will be secured obligations of PFC and payment of the principal thereof, and premium, if any, and interest thereon will be guarantied by SFGC. See "Security" and "Guaranty" below in this section. The authorized principal amount of the New Notes is $65,200,000.

          The principal of, and premium, if any, and interest on the New Notes will be payable at the corporate trust office of the Trustee in New York, New York; provided that payment of interest may be made at PFC's option by check mailed to each holder of New Notes at such holder's registered address. The New Notes may


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be presented for registration of transfer and/or exchange at the corporate trust office of the Trustee in New York, New York, or at an office or agency maintained by PFC in the City of New York.

CERTAIN DEFINITIONS

          "Affiliate" of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person, and with respect to any specified natural person, any other natural person having a relationship by blood, marriage or adoption not more remote than first cousin with such specified natural person. For the purposes of this definition, "control" when used with respect to any specified Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms "controlling" and "controlled" have meanings correlative to the foregoing.

          "Amortization" means, for any period, as applied to any Person, the amount of the amortization of goodwill and other intangible items (other than amortization of debt discount and capitalized financing fees) that is reflected on the financial statements of such Person and its consolidated Subsidiaries for such period in accordance with generally accepted accounting principles consistently applied.

          "Capitalized Lease Obligation" means, as applied to any Person, any lease of any property (whether real, personal or mixed) by that Person as lessee that, in conformity with generally accepted accounting principles consistently applied, is or should be accounted for as a capital lease on the balance sheet of that Person.

          "Cash Flow" means, for any period, the following for such period as determined on a consolidated basis in accordance with generally accepted accounting principles consistently applied (except as provided in this definition): the Consolidated Net Income before depreciation expense and amortization and amortization of debt discount and capitalized financing fees of PHI and its consolidated Subsidiaries for such period, offset on a dollar-for-dollar basis to the extent Consolidated Net Income in any prior period constitued a net loss.

          "Casualty" means any act or occurrence of any kind or nature that results in damage, loss or destruction to any buildings or improvements on the Premises and/or certain tangible personal property related thereto.

          "Change in Control" means any of the following events: (i) a Person or group (which term, as used in this definition, has the meaning specified in Section 13(d)(3) of the Exchange Act) other than the Lowden Family shall attain beneficial ownership of 35% or more of the total number of outstanding Voting Shares of, or, if such entity does not have Voting Shares, other equity or ownership interests in, SFGC or its successor; or (ii) the Lowden Family ceases to have beneficial ownership, directly or indirectly, of all of the outstanding Voting Shares of, or if such entity does not have Voting Shares, other equity or ownership interests in, PHI or PFC.

          "Complete Taking" means (i) a Taking that causes the termination of, or would permit the lessor to terminate, the Pioneer Ground Lease, (ii) a Taking of all or substantially all of the Premises or (iii) a Taking of so much of the Premises as to prevent or substantially impair the conduct of PHI's business thereon in substantially the same manner as conducted prior to such Taking.

          "Consolidated Fixed Charges" means, for any period, as applied to any Person, (i) the interest expense of such Person and its consolidated Subsidiaries for such period, including, without limitation, the amortization of debt discount and capitalized financing fees and the interest portion of any deferred payment obligation calculated in accordance with the effective interest method of accounting, (ii) the interest component of rentals in respect of Capitalized Lease Obligations paid, accrued and/or scheduled to be paid or accrued by such Person or any of its consolidated Subsidiaries during such period and (iii) one-third of the Consolidated Operating Lease Obligations paid, accrued and/or scheduled to be paid or accrued by such Person or any of its consolidated Subsidiaries during such period, in each case determined on a consolidated basis and (except as otherwise provided


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in this definition) in accordance with generally accepted accounting principles consistently applied. For purposes of this definition, interest on a Capitalized Lease Obligation shall be deemed to accrue at an interest rate reasonably determined by the chief financial officer of such Person (or, if such Person is a partnership, its managing general partner or the chief financial officer of its corporate managing general partner, as the case may be) to be the rate of interest implicit in such Capitalized Lease Obligation in accordance with generally accepted accounting principles consistently applied.

          "Consolidated Income Tax Expense" means, for any period, as applied to any Person, the provision for federal, state, local and foreign income taxes of such Person and its consolidated Subsidiaries for such period, determined in accordance with generally accepted accounting principles consistently applied.

          "Consolidated Net Income" means, for any period, as applied to any Person, the Net Income of such Person and its consolidated Subsidiaries for such period determined in accordance with generally accepted accounting principles consistently applied excluding (i) the portion of Net Income allocable to minority interests in unconsolidated Subsidiaries to the extent that cash dividends or distributions have not actually been received by such Person or one of its consolidated Subsidiaries and (ii) Net Income of any entity combined with such Person or one of its consolidated Subsidiaries on a "pooling of interests basis attributable to any period prior to the date of combination.

          "Consolidated Operating Lease Obligations" means, for any period, as applied to any Person, the amount of fixed or percentage rent paid, accrued and/or scheduled to be paid or accrued by such Person and any of its consolidated Subsidiaries during such period under leases (other than Capitalized Lease Obligations) with an original term exceeding five years, determined on a consolidated basis in accordance with generally accepted accounting principles consistently applied; PROVIDED, HOWEVER, that, notwithstanding the foregoing provisions of this definition, Consolidated Operating Lease Obligations, as applied to PHI, shall include the fixed or percentage rent paid, accrued and/or scheduled to be paid or accrued under
(i) the Pioneer Ground Lease and (ii) the Subpermit Agreement for Shared Use of Parking Lot and Dock Facilities on State Property dated as of December 31, 1986 between Nevada Casino Hotels, Inc., and PHI.

          "Coverage Ratio" means, for any period, the ratio of (i) the sum of Consolidated Net Income plus, to the extent reflected in the computation of such Consolidated Net Income and, without duplication, depreciation expense, Amortization, Consolidated Income Tax Expense and Consolidated Fixed Charges of PHI and its consolidated Subsidiaries during such period to (ii) the sum of Consolidated Fixed Charges of PHI and its consolidated Subsidiaries and the amount of any interest capitalized by PHI or any of its consolidated Subsidiaries during such period, except to the extent that any such capitalized interest would, in accordance with generally accepted accounting principles consistently applied, be included in amortization of debt discount in a subsequent period, in each case determined for such period on a consolidated basis.

          "Debt" means, as applied to any Person as of any date, (i) any indebtedness in respect of borrowed money (whether or not the recourse of the lender is to the whole of the assets of such Person or only to a portion thereof), or evidenced by bonds, notes, debentures or similar instruments or under letters of credit (to the extent of the amounts drawn under such letters of credit) or reimbursement agreements relating thereto, or representing the deferred and unpaid portion of the purchase price of any property or service (other than trade accounts payable in the ordinary course of business), (ii) any Capitalized Lease Obligations of such Person and (iii) any guaranties or endorsements (other than for the purpose of collection in the ordinary course of business) or other contingent obligations in respect of or to purchase or otherwise acquire Debt of others.

          "Default" means an Event of Default or an event which, after notice or lapse of time or both, would become an Event of Default.


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          "Disposition" means any sale, lease, assignment, transfer, abandonment or other disposition, including any of the foregoing that occurs upon liquidation, dissolution or winding up; and the term "Dispose" has a correlative meaning.

          "Excess Cash Flow" for any fiscal year means 25% of Cash Flow for such fiscal year.

          "Existing Encumbrances" means Liens existing on the date of the Indenture.

          "Gaming Permits" means all licenses, permits, approvals and authorizations required by any of the Nevada Gaming Authorities in connection with the ownership or operation of the Pioneer or any financing obtained in connection therewith or by any owner or operator thereof.

          "Incur" means to create, incur, assume, guaranty, or otherwise become directly or indirectly liable for, any Debt; and the terms "Incurred" and "Incurrence" have correlative meanings.

          "Independent" means a person who (i) does not have any material direct or indirect financial interest in the Company, SFGC, PHI or any other obligor under the New Notes or in any Affiliate of the Company, SFGC, PHI or such other obligor, and (ii) is not connected with the Company, SFGC, PHI or such other obligor or any Affiliate of the Company, SFGC, PHI or such other obligor, as an officer, employee, promoter, underwriter, trustee, partner, director or person performing similar functions.

          "Independent Financial Advisor" means an accounting, appraisal or investment banking firm of nationally recognized standing that is, in the judgment of the Company's Board of Directors, (i) qualified to perform the task for which it has been engaged, and (ii) disinterested and Independent with respect to the Company and each Affiliate of the Company and/or the Lowden Family.

          "Lien" means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset. For the purposes of the Indenture, a Person shall be deemed to own subject to a Lien any asset that it has acquired or holds subject to the interest of a vendor or lessor under any conditional sale agreement, Capitalized Lease Obligation or other title retention agreement relating to such asset.

          "Lowden Family" means Paul W. Lowden; any of the lineal descendants of any of the grandparents of Mr. Lowden; any of the spouses of such lineal descendants; any of the lineal descendants of such spouses; any trusts primarily for the benefit of one or more members of the Lowden Family; any corporation, if at least a majority of the outstanding Voting Shares of such corporation are beneficially owned, directly or indirectly, by the Lowden Family; any partnership in which a majority of the outstanding general partner interests and outstanding limited partner interests are beneficially owned, directly or indirectly, by members of the Lowden Family; any limited liability company in which all managing members (or, if there are no managing members, members with at least a majority of equity interests therein) are beneficially owned, directly or indirectly, by members of the Lowden Family; any executor, administrator, trustee or personal representative of any member of the Lowden Family who is deceased; any trustee of the estate of any member of the Lowden Family that is bankrupt or insolvent; and any guardian or conservator of any member of the Lowden Family adjudged disabled or incompetent by a court of competent jurisdiction. As used in this definition, references to "beneficial ownership" have the meaning set forth in Rule 13d-3 under the Exchange Act.

          "Management Agreement" means the Management Agreement to be dated as of the date of the Indenture between PHI and SFGC.

          "Mortgage Documents" means the Deed of Trust, the Mirror Note, the Assignment Agreement and all financing statements related thereto, and any other assignments, pledge agreements, mortgages, deeds of trust, agreements or instruments (other than securities or other assets which constitute part of the Trust Estate)


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delivered or to be delivered to the Trustee, or delivered to PFC and assigned or pledged to the Trustee, as security for the New Notes.

          "Net Income" means, for any period, as applied to any Person, the net income (loss) of such Person for such period, determined in accordance with generally accepted accounting principles consistently applied (except as provided in this definition), which shall reflect any intercompany charges of any Affiliate of such Person properly allocable to such Person under generally accepted accounting principles consistently applied, excluding from "Net Income," however, (i) any gain or loss, net of taxes, realized upon any sale, transfer or other Disposition (including by way of merger or consolidation) by such Person of any property or other assets of such Person outside of the ordinary course of business, (ii) any gain or loss, net of taxes, realized upon the termination of any employee pension or benefit plan and (iii) any extraordinary gain or loss, net of taxes, in each case as determined in accordance with generally accepted accounting principles consistently applied. "Net Income" means, for any period, with respect to any property or asset acquired by any Person, the historical net income (loss) of such property or asset during such period, adjusted to give effect to the effective tax rate of such Person for such period, determined in accordance with generally accepted accounting principles consistently applied.

          "Net Proceeds" means the aggregate cash proceeds received by SLVC in respect of Disposition of the assets set forth on a schedule to the Indenture, or the repayment of 11% First Mortgage Notes due 2000 issued by SFHI and owned by SLVC as of the date of then Indenture (including, without limitation, any cash received upon the sale or other Disposition of any non-cash consideration received in any Disposition or repayment ), net of the direct costs relating to such Disposition or repayment (including, without limitation, legal, accounting and investment banking fees, and sales commissions) and any relocation expenses incurred as a result thereof, taxes paid or payable as a result thereof (after taking into account any available tax credits or deductions and any tax sharing arrangements), amounts required to be applied to the repayment of Debt (to the extent, in the case of revolving credit Debt, such Debt is permanently reduced) secured by a Lien on the asset or assets that were the subject of such Disposition or repayment and any reserve established by SLVC in accordance with generally accepted accounting principles against any liabilities associated with such Disposition or repayment and retained by SLVC after such Disposition or repayment.

          "Nevada Gaming Authorities" means the Nevada State Gaming Commission, the Nevada State Gaming Control Board and the County of Clark, State of Nevada, and any other political subdivision or governmental body, agency or official who shall at any time exercise any power or authority with respect to the licensing or operation of gaming facilities in the State of Nevada.

          "Outstanding Amount" of any Debt at any time means the principal amount outstanding of such Debt at such time, unless such Debt was issued at a discount, in which case the "Outstanding Amount" of such Debt means the original issue price of such Debt plus the accretion to such time of the original issue discount, determined in accordance with generally accepted accounting principles consistently applied.

          "Permits" means all licenses, franchises, approvals, authorizations, statements of compliance, certificates of operation, certificates of occupancy and permits required for the lawful ownership, occupancy, operation and use of all or a material portion of a casino or other gaming facility and any hotel or other place of lodging operated in connection therewith (which may be temporary or permanent), including, without limitation, all Gaming Permits.

          "Permitted Additional Debt" has the meaning specified in "Certain Covenants - Limitations on Debt."

          "Permitted Encumbrances" means (i) Liens on the Trust Estate for taxes, assessments or certain other charges that are not yet due and payable or if due and payable are not delinquent to the extent that any fine, penalty, interest or cost may be added for the nonpayment thereof or that are being contested in good faith and by appropriate proceedings, (ii) the Lien on the Trust Estate created by the Indenture and the Mortgage Documents,


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(iii) Liens under the Indenture and the Deed of Trust securing certain amounts payable to the trustee thereunder, (iv) Existing Encumbrances, (v) Liens on the Trust Estate or any portion thereof that secure Debt incurred in compliance with the provisions of the Indenture described under "Certain Covenants - Limitations on Debt" and "Certain Covenants - Limitations on Liens on the Trust Estate;"
(vi) certain easements, rights of way, restrictions and similar encumbrances permitted under the Deed of Trust, (vii) leases, concessions, arrangements or franchises entered into in accordance with the terms of the Deed of Trust,
(viii) carriers', warehousemen's, mechanics', materialmen's, repairmen's or other similar Liens arising in the ordinary course of business that are not overdue for a period of more than 20 days or that are being contested in good faith and by appropriate proceedings, (ix) pledges or deposits in connection with workers' compensation, unemployment insurance and other social security or insurance legislation or regulations, (x) leases or subleases entered into in accordance with the covenant "Certain Leases and Subleases," and (xi) deposits to secure the performance of bids, trade contracts (other than for borrowed money), leases, statutory obligations, surety and appeal bonds, performance bonds and other obligations of a like nature incurred in the ordinary course of business.

          "Permitted Refinancing Debt" means Debt of PHI or a Subsidiary
(i) issued in exchange for, or (ii) the proceeds from the issuance and sale or disbursement of which are used substantially concurrently to repay, redeem, refund, refinance, discharge or otherwise retire for value, in whole or in part (collectively, "repay"), or constituting an amendment, modification or supplement to, or a deferral or renewal of (collectively, an "amendment"), a Debt of PHI or a Subsidiary (and any penalties, fees and expenses actually incurred by PHI or such Subsidiary in connection with the repayment or amendment thereof) existing immediately after the original issuance of the New Notes or incurred pursuant to the Indenture covenant described under "Limitation on Debt" in a principal amount (or, if such Permitted Refinancing Debt provides for an amount less than the principal amount thereof to be due and payable upon the acceleration thereof, with an original issue price) not in excess of (a) the principal amount of the Debt so refinanced (or, if such Permitted Refinancing Debt refinances Debt under a revolving credit facility or other agreement providing a commitment for subsequent borrowings, with a maximum commitment not to exceed the maximum commitment under such revolving credit facility or other agreement) plus (b) unpaid accrued interest on such Debt plus (c) penalties, premiums, fees and expenses actually incurred by PHI or such Subsidiary, as the case may be, in connection with the repayment or amendment thereof. Notwithstanding the foregoing, any Permitted Refinancing Debt incurred to repay all of the New Notes then outstanding shall not be limited in principal amount or otherwise if PHI, contemporaneously with such issuance, irrevocably deposits with the Trustee or Paying Agent an amount of the proceeds of such Permitted Refinancing Debt sufficient to redeem or repay each installment of the outstanding principal amount of the Debt on, and all interest thereon accrued to, the date fixed for such repayment, together with irrevocable instructions to redeem and repay the New Notes on the stated redemption date.

          Person" means any individual, corporation, partnership, joint venture limited liability company, association, joint-stock company, trust, unincorporated organization or other entity, or government or any agency or political subdivision thereof.

          "Premises" means the real property interests (including PHI's leasehold interest in the Pioneer Ground Lease) subjected or required to be subjected to the lien of the Deed of Trust, together with all rents, issues, profits, revenues and other income and proceeds therefrom.

          "Restricted Investment" means, as applied to any Person, (i) any direct or indirect advance, loan or other extension of credit to, or guaranty of any Debt of, any Subsidiary or Affiliate of such Person and (ii) any direct or indirect capital contribution to, purchase or other acquisition of any capital stock, partnership or other ownership interest, debt security or other security of, or other investment in, any Subsidiary or Affiliate of such Person; PROVIDED, HOWEVER, that Restricted Investments shall not include, in respect of PFC, the loan evidenced by the Mirror Note.

          "Restricted Payment" means, as applied to any Person, (a) any direct or indirect dividend or other distribution of assets, properties, cash, rights, obligations or securities paid, made, declared or authorized by such


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Person on or in respect of any class of such Person's capital stock, partner interests or other ownership interests, as the case may be, and (b) any direct or indirect payment by or on behalf of such Person in connection with the redemption, purchase, retirement or other acquisition of its capital stock, partner interests or other ownership interests, as the case may be; PROVIDED, HOWEVER, that Restricted Payments shall not include any redemption or repurchase of any capital stock, partners' interests or other ownership interests of such Person, if (x) such Person receives an opinion of counsel (a copy of which is delivered to the Trustee) that failure to redeem or repurchase such capital stock, partner interests or other ownership interests would subject such Person or any of its Subsidiaries to an adverse action or failure to act by a Nevada Gaming Authority and, in the opinion of the board of directors (or a committee thereof) or managing general partner of such Person (or if such managing general partner is a corporation, of its Board of Directors (or a committee thereof)), as the case may be, such adverse action or failure to act would be likely to have a material adverse effect with respect to such Person and its Subsidiaries, considered as a whole, and (y) such adverse action or failure to act cannot be prevented or remedied except through such a redemption or repurchase. For purposes of this definition, "capital stock," "partner interests" and "ownership interests" shall include warrants, rights and options to acquire shares of capital stock, partner interests and ownership interests, as the case may be.

          "Sierra Note" means the amended and restated promissory note dated as of October 1, 1998 by SFGC in favor of Sierra Construction Corp.

          "Subsidiary" of any Person means (i) any corporation a majority of the Voting Shares of which are owned, (ii) any partnership a majority of the general partner interests and/or limited partner interests of which are owned and
(iii) any other entity a majority of the ownership interests of which are owned, by such Person, or by any other Subsidiary or Subsidiaries of such Person, or by such Person and/or one or more Subsidiaries of such Person.

          "Taking" means the acquisition or condemnation by eminent domain or by deed in lieu thereof of the whole or any part of the Premises, by a competent governmental authority, for any public or quasi-public use or purpose.

          "Tax Allocation Agreement" means the Tax Allocation Agreement to be dated as of the date of the Indenture among SFGC and its Subsidiaries, including the Company and PHI.

          "Trust Estate" means the property which is covered or intended to be covered by the Lien of the Deed of Trust as security for the Mirror Note.

          "Voting Shares" means capital stock or other ownership interests of the class or classes having general voting power under ordinary circumstances to elect at least a majority of the board of directors, managers, trustees, general partners or other persons performing similar functions of a corporation or other entity (irrespective of whether or not at the time capital stock or other ownership interests of any other class or classes shall have or might have voting power by reason of the happening of any contingency).

          For the purposes of the Indenture, any references to Subsidiaries of PHI shall be deemed to mean such Subsidiaries, if any, that PHI may have from time to time; and the term "consolidated," when used with respect to the financial statements of, or other financial terms relating to, PHI as of any period or at any date, shall be disregarded in the event that PHI does not have any Subsidiaries that should, under generally accepted accounting principles consistently applied, be consolidated with PHI for such period or as of such date.

SECURITY

          The New Notes will be secured by the pledge to the Trustee for the benefit of the Noteholders of the Mirror Note in a principal amount equal to the Exchanged Amount issued by PHI to PFC to evidence the refinancing by PHI of the Purchase Money Note. The Mirror Note will contain interest, principal, redemption and default terms that are virtually identical to those of the New Notes. The Mirror Note will be secured by the Deed of


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Trust, which also will be pledged to the Trustee and will encumber PHI's fee interests in the Pioneer, certain other property or facilities owned by or leased to PHI (including PHI's leasehold interest under the Pioneer Ground Lease), any additions and improvements constructed thereon, and furniture, furnishings, fixtures, machinery and equipment at any time forming a part thereof, or used in connection therewith, and certain other property and assets of PHI. The Lien created by the Deed of Trust on PHI's leasehold interest in the Pioneer Ground Lease and improvements thereon is subject and subordinate to the lessor's fee interest in the leased land.

          The Indenture permits the creation of additional Liens on the Pioneer and other property and assets encumbered by the Deed of Trust, which additional Liens may be equal in priority or junior to (or, in case of Liens securing Debt Incurred for the purpose of financing the acquisition by PHI or any of its Subsidiaries of furniture, fixtures or equipment used in the operation of the Pioneer and Liens with respect to certain other Debt under certain circumstances, senior to) the Lien of the Deed of Trust, subject to the limitations described under "Certain Covenants--Limitation on Debt" below in this section.

          Certain rights and remedies of the Trustee and the Noteholders upon the occurrence of a default under the Indenture, the Mirror Note or the Deed of Trust are described under "Remedies Upon Default" below in this section.

GUARANTY; SUBSTITUTION AND RELEASE OF COLLATERAL

          The obligations of PFC to pay the principal of, and premium, if any, and interest on, the New Notes when due are guarantied by SFGC. Enforcement of the Guaranty against SFGC will be subject to all defenses available to PFC regarding enforcement of the New Notes, and may be subject to all defenses available to PHI regarding enforcement of the Mirror Note and the security interests securing such note, including, in particular, the right to force the Trustee to exercise its remedies under the Deed of Trust prior to the commencement of any action on the Guaranty. In addition, to the extent the Trustee acts in such a manner as to diminish the value of SFGC's rights of subrogation against either PHI or PFC, SFGC may have a defense to the enforcement of the Guaranty. Under Nevada law SFGC's right of subrogation is not waivable.

          The Guaranty will be secured by a pledge of the common stock of SFHI and SR, which may, at the time of pledge or at a later date, be subject to a senior Lien securing not more than $5 million aggregate principal amount of Debt. Concurrent with the consummation of any series of transactions, as a result of which (a) PFC makes an offer to repurchase $7.5 million principal amount of New Notes, and (b) Liens are granted for the benefit of the holders of the New Notes (i) in substantially all of the assets of SLVC (the "SLVC Asset Liens"), subject to prior Liens securing no more than an aggregate of $35 million in Debt (which Debt may provide that interest is payable in kind for up to three years) and related costs and charges, and with respect to preferred stock or debt of SFHI with a stated value or principal amount of at least
$25 million at the date of issuance (the "SFHI Securities Liens"), which Lien may be subject to prior Liens securing more than an aggregate of $35 million in Debt (which Debt may provide that interest is payable in kind for up to three years) and related costs and charge, provided that at the date of grant of such Lien SFHI does not have outstanding Debt in excess of $265 million, the pledge of the SFHI capital stock will be released.

          If any of the assets subject to the SLVC Asset Liens or the securities subject to the SFHI Securities Liens are Disposed of by SLVC or the owner of the pledged securities, as the case may be, the Liens for the benefit of the New Noteholders will be released, provided that (i) the Net Proceeds, if any, from the Disposition are distributed, to the extent permitted by applicable law and any agreements to which SLVC may then be a party, indirectly to SFGC, (ii) SFGC contributes the distribution received, less any amount required to prepay principal and interest on the Sierra Note, to PFC, and (iii) PFC makes an offer to repurchase New Notes, at 100% of the principal amount thereof plus accrued and unpaid interest thereon, purchasable with the amount so contributed.


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LIMITED RECOURSE

          Notwithstanding anything in the Indenture, the New Notes, the Guaranty or the Mortgage Documents to the contrary, (i) PFC, PHI and SFGC will be liable thereunder only to the extent of their respective assets (including, in the case of PFC, its interest in the Mirror Note and Deed of Trust), and (ii) no other Person (including, but not limited to any incorporator, officer, director, shareholder Affiliate or controlling Person of PFC, or any successor, personal representative, heir or assign of any of the foregoing, in each case past, present or future) except for PHI, SFGC and PFC shall be liable in respect of any obligation of PFC, PHI or SFGC, as the case may be, under the Indenture, the New Notes, the Guaranty or the Mortgage Documents; PROVIDED, HOWEVER, that the foregoing shall not be deemed to limit the liability of PFC, PHI and SFGC in respect of claims arising under federal or state securities laws or that cannot be limited or waived under applicable law.

REDEMPTION

          OPTIONAL. The New Notes will be subject to redemption at the option of PFC, upon not less than 30 nor more than 60 days' notice mailed to holders of New Notes to be redeemed at their registered addresses, at any time as a whole or from time to time in part, at 100% of the principal amount, together with accrued interest to the date fixed for redemption.

          MANDATORY. Concurrent with (i) any voluntary prepayment of principal outstanding under the Sierra Note, or (ii) the payment at maturity of principal outstanding under the Sierra Note prior to the maturity date of the New Notes, PFC is required to redeem all New Notes, at a Redemption Price equal to 100% of the principal amount thereof, together with accrued interest to the date fixed for redemption.

          COMPLETE TAKING. In the event of a Complete Taking, PFC is required to redeem all of the New Notes at a Redemption Price equal to 100% of the principal amount thereof, together with accrued interest to the date fixed for redemption, which date will be the later of (i) the second business day following the date on which the award for such Complete Taking will be paid and
(ii) 30 days after notice of such redemption is first sent to Noteholders. In the event of a Casualty or a taking other than a Complete Taking, the Deed of Trust requires that insurance proceeds and other awards be applied to a restoration of the Pioneer.

          SELECTION. The Indenture provides that, in the event of redemption of less than all the outstanding New Notes, the particular New Notes to be redeemed will be selected by the Trustee pro rata, by lot or by such other manner as the Trustee deems equitable. Upon surrender of any New Note to be redeemed in part only, a new security in a principal amount equal to the unredeemed portion thereof will be issued. As long as there are other outstanding New Notes, New Notes held by PFC, SFGC, PHI or any Affiliate of PFC, SFGC or PHI will not be selected for redemption by the Trustee (to the extent the Trustee has knowledge of such holdings). On and after the redemption date, interest will cease to accrue on New Notes or portions of New Notes called for redemption.

OFFERS TO REPURCHASE

          CHANGE OF CONTROL. If there is a Change of Control, then the Company will commence, within 10 business days following the date of the Change of Control, an offer to repurchase (the "Change of Control Repurchase Offer") all of the then outstanding Notes at a purchase price equal to 100% of the aggregate principal amount of the New Notes plus accrued and unpaid interest thereon, if any, to the date of the purchase (the "Repurchase Price").

          The source of funds for any repurchase of New Notes upon a Change of Control will be cash then on hand and/or generated from operations or other available sources, including borrowings, sales of assets or equity. However, there can be no assurance that sufficient funds would be available at the time of any Change of Control to make any required repurchases. In addition, the ability to repurchase New Notes upon a Change of Control could be limited by the terms of then existing Debt and there can be no assurance that the Company would be able to fund


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the repurchase of New Notes upon a Change of Control within the limitations imposed by the terms of any such Indebtedness. Any failure by the Company to redeem Notes tendered pursuant to a Change of Control Offer will be deemed an Event of Default under the Indenture.

          The existence of a Holder's right to require the Company to repurchase such Holder's Notes upon the occurrence of a Change of Control may deter a third party from acquiring the Company in a transaction that would constitute a Change of Control.

          SFGC CAPITAL CONTRIBUTION. SFGC will agree to cause its Subsidiaries, Sahara Resorts, a Nevada corporation ("SR"), Casino Properties, Inc., a Nevada corporation ("CPI"), Hacienda Hawaiian Properties, Inc., a Hawaii corporation ("HHP"), and SLVC to dividend, to the extent permitted by applicable law and any agreements to which such Subsidiaries may be parties, to SR, CPI and HHP, in the case of SLVC, to CPI in the case of HHP, to SR, in the case of CPI and to SFGC, in the case of SR, any Net Proceeds received by SLVC from the Disposition by SLVC of either the 27 acre parcel of real property on Las Vegas Boulevard South in Las Vegas, Nevada or the 40 acre parcel of real property in Henderson, Nevada, or the Disposition or repayment of 11% First Mortgage Notes due 2000 issued by SFHI, in each case owned by SLVC on the date of the Indenture. SFGC will be required, within five business days of receipt of any such dividend, to contribute (a "Contribution") to PFC an amount equal to such dividend received, less any amount that SFGC is required to repay under the Sierra Note. PFC will be required within 30 days after any Contribution to offer to redeem that portion of the outstanding New Notes purchasable with the Contribution, provided such funds exceed $5 million (a "Contribution Repurchase Offer") at a price equal to 100% of the principal amount thereof plus accrued and unpaid interest thereon, if any, to the redemption date. Within 30 days after any Contribution, PFC will mail to all Holders a notice apprising such Holders of that fact and of such Holders' rights arising as a result thereof including rights with respect to the Contribution.

          EXCESS CASH FLOW REPURCHASE OFFER. Within 120 days after each fiscal year end, commencing with the fiscal year ending September 30, 1999, the Company will be required to commence an offer to repurchase (an "Excess Cash Flow Repurchase Offer") that portion of the outstanding New Notes purchasable with the Excess Cash Flow for the preceding fiscal year. Notwithstanding the foregoing, if Excess Cash Flow for any fiscal year is less than $1 million, the Company will not be obligated to make an Excess Cash Flow Repurchase Offer until the Excess Cash Flow from such fiscal year, together with the Excess Cash Flow from the succeeding fiscal years, equals or exceeds $1 million. Any New Notes repurchased in an Excess Cash Flow Repurchase Offer will be repurchased at a price equal to 100% of the principal amount thereof plus accrued and unpaid interest thereon, if any, to the redemption date.

          OFFERS IN CONNECTION WITH RELEASE OF SFHI STOCK PLEDGE, SLVC ASSET LIENS AND SFHI SECURITIES LIENS. In connection with the release of any of the pledge of the SFHI common stock securing the Guaranty, the Company will be required to make an offer to repurchase $7.5 million in principal amount of New Notes, together with accrued and unpaid interest thereon. In connection with the release of the SLVC Asset Liens or the SFHI Securities Pledge, the Company may be required to make an offer to repurchase New Notes. See "Guaranty; Substitution and Release of Collateral."

          GENERAL. If any repurchase date is on or after an interest payment record date and on or before an Interest Payment Date, any accrued interest will be paid to the Holder in whose name a New Note is registered at the close of business on such record date, and no additional interest will be payable to Holders who tender New Notes pursuant to any repurchase offer.

          The Indenture requires that any repurchase offer remains open from the time of mailing until 20 business days thereafter, unless a longer period is required by applicable law or stock exchange rule. Under the tender offer rules promulgated under the Exchange Act, a repurchase offer must remain open for at least 20 business days. The Company intends to comply with all applicable tender offer rules in connection with any repurchase offer.


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TRANSFER REQUIRED BY THE NEVADA GAMING AUTHORITIES

          In the event of a foreclosure on and the taking of possession by or on behalf of the Trustee or Noteholders of the real property or interests in real property (including the leasehold interest in the Pioneer Ground Lease) pledged as security under the Deed of Trust following a default under the Indenture, the Nevada Gaming Authorities would have discretionary authority to require any or all of the Noteholders to file applications, to be investigated and to be found suitable as owners or landlords of a gaming establishment. The ordinary practice of the Nevada Gaming Authorities is not to require the individual holders of obligations such as the New Notes to be investigated and found suitable unless there has been a default and the relevant Nevada Gaming Authorities have determined that the holder of the debt instrument exercises a material influence over the gaming operations of PHI in question. Each Noteholder, by accepting the Bond, shall be deemed to have agreed (to the extent permitted by law) that if the relevant Nevada Gaming Authorities determine that a holder or beneficial owner of the Bond must be found suitable under applicable law (whether as the result of such a foreclosure or for any other reason)' and if such holder or beneficial owner is not found suitable, such holder shall, upon the request of PFC, dispose of such holder's New Notes within 30 days after receipt of such request.

CERTAIN COVENANTS

          THE COVENANTS IN THE INDENTURE WILL DIFFER IN MATERIAL RESPECTS FROM THE COVENANTS IN THE OLD NOTE INDENTURE. HOLDERS OF OLD NOTES SHOULD REVIEW "CERTAIN COVENANTS" CAREFULLY.

          PHI will not be a party to the Indenture. However, insofar as any of the covenants set forth in the Indenture purports to impose an obligation or restriction upon PHI, such covenants (together with the defined terms and ancillary provisions necessary for the interpretation and operation thereof) will be incorporated by reference into the Mirror Note, and PHI, by its execution of the Mirror Note, will agree that it is bound by and will perform and comply with each such covenant. Furthermore, as a result of the pledge of the Mirror Note to the Trustee as security for the New Notes, the Trustee will be entitled to enforce such covenants directly against PHI.

          LIMITATION ON DEBT. The Company will not, directly or indirectly, create, incur, issue, assume, guarantee or suffer to exist, or otherwise in any manner become or remain liable with respect to, any Debt other than the New Notes, including any PIK Notes.

          PHI will not, and will not permit any Subsidiary to, directly or indirectly, create, incur, issue, assume, guarantee or suffer to exist or otherwise in any manner become or remain liable in any respect to, any Debt other than the Mirror Note and the following (collectively, "Permitted Additional Indebtedness"): (i) Permitted Refinancing Debt, (ii) Debt incurred to finance the purchase of furniture, fixtures or equipment for use in the operations of the Pioneer secured by a Lien on such furniture, fixtures or equipment, provided that the aggregate amount of Debt outstanding at any time incurred under this clause (ii) shall not exceed $1 million, (iii) Debt payable to any of, or amount, PHI and any Subsidiary; (iv) Indebtedness of PHI or any Subsidiary outstanding as of the date of the Indenture; (v) Debt incurred solely in respect of performance bonds and completion guarantees; and (vi) Debt secured by a senior Lien on the Trust Estate, provided the proceeds thereof are used by PHI to purchase the land subject to the Pioneer Ground Lease.

          Anything in the Indenture to the contrary notwithstanding, PHI will not Incur any Debt unless it has obtained (i) all Gaming Permits, if any, required in connection therewith and (ii) all required consents and approvals, if any, of the Lessor under the Pioneer Ground Lease.

          LIMITATION ON LIENS ON THE TRUST ESTATE. PHI, SFGC and PFC will not, and will cause their respective Subsidiaries not to, create, incur, assume or suffer to exist any Lien on the Mirror Note. the Deed of Trust or any related documents, or on all or any portion of the Trust Estate, other than Permitted Encumbrances. Permitted Encumbrances include Liens securing Debt incurred in compliance with the restrictions described above.


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

          LIMITATION ON DISTRIBUTIONS AND INVESTMENTS. As long as any of the New Notes are outstanding, neither PFC nor PHI will make, directly or indirectly, any Restricted Payment or Restricted Investment.

          RESTRICTION OF ACTIVITIES. PFC will not, directly or indirectly, engage in any business or activities, acquire or hold any property (including any capital stock or partners' or other ownership interests) or Incur any Debt (other than the New Notes); provided that PFC may hold the Mortgage Documents, collect and remit payments received and preserve its rights thereunder, do or cause to be done all things necessary or appropriate to protect the Trust Estate and to preserve its rights therein, and otherwise comply with its obligations under the Indenture, the Mortgage Documents and the New Notes and perform activities incidental thereto.

          PHI will not, and will cause its Subsidiaries not to, engage in any business or activities other than those necessary or appropriate for, incidental to, connected with or arising out of, the financing, ownership and operation of the Pioneer.

          AFFILIATE TRANSACTIONS. The Company, PHI and SFGC may not engage in any transactions with Affiliates, except on terms that are no less favorable to the Company, PHI or SFGC, as the case may be, than those generally available on an arm's length basis in equivalent transactions with unrelated third parties. Notwithstanding the foregoing, payments under the Management Agreement and the Tax Allocation Agreement will be permitted.

          AMENDMENTS OF PIONEER GROUND LEASE. PHI may amend or modify the Pioneer Ground Lease in any manner which, in the aggregate, is not adverse to the New Noteholders. PHI will be required to obtain a determination of an Independent Financial Advisor with respect thereto. PHI may amend or modify the Pioneer Ground Lease.

          CERTAIN LEASES AND SUBLEASES. PHI will be permitted to lease or sublease a portion of the Premises for retail uses, including without limitation for gas stations or restaurants, provided that PHI must grant a security interest in its leasehold or subleasehold interest to secure the Mirror Note, which security interest will be assigned to the Trustee for the benefit of the New Noteholders.

          BANKRUPTCY REMOTE BYLAW PROVISIONS. PFC will amend its bylaws to provide that unanimous consent of the Board of Directors (or consent of all directors there in office) will be required to file for relief under Chapter 11 of the Bankruptcy Code. Holders of a majority of the Outstanding Amount of New Notes will be entitled to designate a director independent of SFGC and its Affiliates to serve as a director of PFC, and SFGC will covenant to cause the outstanding Voting Shares of PFC held be it, directly or indirectly, to be voted for the election of any such designee.

          Subject to approval of any lenders to SLVC, if the SLVC Asset Liens are granted, SLVC will amend its bylaws to provide that the unanimous consent of the Board of Directors (or consent of all directors then in office) will be required to file for relief under Chapter 11 of the Bankruptcy Code. Holders of a majority of the Outstanding Amount of New Notes will be entitled to designate a director independent of SFGC and its Affiliates to serve as a director of SLVC, and SFGC will covenant to cause the outstanding Voting Shares of SLVC held by it, directly or indirectly, to be voted for the election of any such designee.

          REPORTS. PHI will file with the Trustee, for the Trustee to provide to Holders of New Notes, copies of its annual and quarterly reports and of the information, documents and reports, if any, that PHI or any Subsidiary is required to file with the Commission pursuant to Section 13 or 15(d) of the Exchange Act within 15 days of the required date of such filing. To the extent that PHI is not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act, SFGC will file with the Commission and provide to the Trustee, for the Trustee to provide to the Holders, such annual and quarterly reports and such information, documents and other reports (or copies of such portions of any of the foregoing as the Commission may be rules and regulations prescribe) that it is require to file with the Commission pursuant to Sections 13 and 15(d) of the Exchange Act. PHI


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

or SFGC, as applicable, will also make such reports available to prospective purchasers of the Notes, securities analysts and broker-dealer upon their request.

LIMITATIONS ON CONSOLIDATION, MERGER AND CONVEYANCE

          PFC will not merge, consolidate or amalgamate with or into any Person, or Dispose of any of its properties or assets, except for Dispositions of properties and assets to the Trustee or Noteholders as contemplated by the Indenture or the Mortgage Documents or in connection with the exercise by the Trustee or Noteholders of their respective rights and remedies thereunder.

          PHI and SFGC will not consolidate or merge with or into any person unless: (i) either (a) PHI or SFGC, as the case may be, will be the continuing person or (b) the person formed by or surviving any such consolidation or merger (if other than PHI or SFGC, as the case may be), is a corporation organized and existing under the laws of the United States, any State or the District of Columbia and the corporation formed by or surviving any such consolidation or merger assumes by supplemental indenture all the obligations of PHI or SFGC, as the case may be, under the New Notes and the Indenture; (ii) immediately after the transaction no Default or Event of Default (and no event that, after notice or lapse of time, or both become an Event of Default) will have occurred and be continuing; (iii) in the case of a transaction involving PHI, the Coverage Ratio of PHI or the successor, as the case may be, immediately after giving effect to such transaction, calculated cumulatively for the four most recent fiscal quarters then completed on a pro forma basis, would be such that PHI or the successor, as the case may be, would be entitled to incur at least $1.00 of additional Debt under the Coverage Ratio test in the Limitations on Debt covenant; and (iv) such transaction will not result in or cause the loss of any Gaming License. Upon consummation of a consolidation or merger involving PHI, all interest payable on the New Notes accruing from and after the date of the merger or consolidation will be payable solely in cash.

EVENTS OF DEFAULT AND NOTICE THEREOF

          The following events are defined in the Indenture as "Events of Default":

     - default in the payment of interest on any New Note when it becomes due and payable and continuance of such default for a period of five days;

     - default in the payment of all or any portion of the principal of, or premium, if any, on, any New Note, when it becomes due and payable;

     -    any "event of default" under the Deed of Trust;

     - default in the performance, or breach, of any obligation or covenant described above under "Limitations on Consolidation, Merger and Conveyance" in this section;

     - default in the performance or breach of any other covenant of SFGC or PFC in the Indenture or any Mortgage Document to which either is a party, or of PHI in any Mortgage Document to which it is a party, and continuance thereof for five days (with regard to a default involving the payment of money) and 15 days (with regard to a non-monetary default) after "notice of default";

     - any default under the Pioneer Ground Lease unless cured or waived prior to the expiration of any applicable grace period provided for therein;

     - certain events of bankruptcy, insolvency or reorganization relating to PHI, SFGC or PFC;

     - the revocation, suspension, withdrawal, limitation or loss of any Permit that results in the cessation of a substantial portion of the operations of the Pioneer for a period, in the case of a Gaming Permit, of


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

          more than 90 consecutive days and, in the case of any other Permit, of more than 120 consecutive days;

     - the existence of a final unsatisfied judgment or judgments (that have not been effectively stayed) in an -aggregate amount in excess of $2,000,000 against PHI, SFGC or PFC or the Trust Estate for a period of 60 days;

     - the existence of a final unsatisfied judgment (that has not been effectively stayed) that, by itself or upon recordation, imposes or would impose a Lien on any portion of the Trust Estate prior to that of the Deed of Trust;

     - acceleration of any Debt of PHI, SFGC or PFC of $2,000,000 or more in the aggregate, unless such acceleration is rescinded, annulled or stayed, or such Debt is discharged, within ten days after "notice of default";

     - acceleration of any Debt (regardless of amount) of PHI, SFGC or PFC that is secured by a Lien on all or any portion of the Trust Estate unless, in the case of Debt secured by a Lien that is junior to the Lien of the Deed of Trust, such acceleration is rescinded, annulled or stayed, or such Debt is discharged, within ten days after "notice of default";

     - admission by PHI, SFGC or PFC of their inability to pay its debts generally as they become due; and

     - the entry of a final judgment, decree or order by a court of competent jurisdiction holding the Guaranty or any Mortgage Document to be invalid or unenforceable in any material respect or the assertion by PHI, SFGC or PFC or any Person acting on behalf of any of the foregoing in any pleading tiled in such a court that the Guaranty or any Mortgage Document is invalid or unenforceable in any material respect.

provided, however, that in the event that the statutory reinstatement period provided by Nevada law with respect to the Mirror Note is less than 35 days at the time of the occurrence of an Event of Default, then the grace period with respect to such Event of Default shall be extended by the number of days by which such statutory reinstatement period is less than 35. See "Remedies Upon Default--Power of Sale." As used herein, "notice of default" means notice to PFC and SFGC by the Trustee or by the holders of at least 25% in Outstanding Amount of the New Notes specifying an event of default and requesting PFC or SFGC to cure the same or take other appropriate action.

          The following events are defined in the Deed of Trust as "events of default," and thus constitute Events of Default under the Indenture: default in the payment of interest on the Mirror Note when it becomes due and payable and continuance of such default for a period of five days; default in the payment of the principal of, or premium, if any, on, the Mirror Note at its maturity; default in the payment or satisfaction of any prepayment obligation when and as required by the terms of the Mirror Note; default in the payment of any other sum due under the Mirror Note or the Deed of Trust, and the continuance of such default for a period of five days after written notice to PHI from the Trustee; failure to keep in full force and effect the insurance required by the Deed of Trust or to comply with certain other provisions thereof relating to insurance matters grace period; unless permitted under the Deed of Trust, the material removal or material demolition of, or material alteration to, the Premises (other than as a result of a Taking or Casualty); default in the performance, or breach, of any other covenant of PHI in the Deed of Trust and continuance thereof for five days (with regard to a default involving the payment of money) and 15 days (with regard to a non-monetary default) after "notice of default," unless the default or breach is curable but not susceptible of being cured with reasonable diligence within such five or 15-day period (for reasons other than the lack of funds), in which case such five or 15-day period, as the case may be, shall be extended for such further period of time as may reasonably be required to cure the same, provided that PHI proceeds to cure the same with reasonable diligence; an Event of Default under the Indenture; any default under the Pioneer Ground Lease unless cured or waived prior to the expiration of any applicable grace period; or any representation or warranty of PHI in


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the Deed of Trust or in any certificate delivered pursuant thereto proves to be incorrect as of its date in any respect that materially impairs the value of the Trust Estate or the security for the Mirror Note provided thereby. Further, all Debt secured by the Deed of Trust will accelerate upon the imposition of any new mortgage tax or similar tax if payment thereof by PHI would be unlawful or would violate applicable usury laws. Notwithstanding the foregoing, in the event that the statutory reinstatement period provided under Nevada law with respect to the Mirror Note is less than 35 days at the time of the occurrence of an event of default under the Deed of Trust, then the grace period with respect to such event of default shall be extended by the number of days by which such statutory reinstatement period is less than 35. See "Remedies Upon Default--Power of Sale."

          The Indenture provides that the Trustee, within 90 days after the occurrence of a default, will give notice thereof by mail to all Noteholders, unless the default has been cured or waived; PROVIDED, HOWEVER that, except in the case of a default in the payment of the principal of, premium, if any, or interest on, the New Notes, the Trustee may withhold such notice if certain officers or executives of the Trustee in good faith determine that such withholding is in the interest of the Noteholders; and, PROVIDED, FURTHER, that, notwithstanding the foregoing, the Trustee shall, as promptly as practicable after the Trustee shall learn of the occurrence of a default under the Indenture resulting from a default under the Pioneer Ground Lease, transmit notice of such default by mail to all Noteholders.

          In case an Event of Default occurs and is continuing, the Trustee or the holders of not less than 25% in Outstanding Amount of the New Notes, by notice in writing to PFC and SFGC (and to the Trustee, if given by holders), may declare the principal of and accrued interest on all the New Notes to be due and payable immediately; PROVIDED, HOWEVER, that the Trustee shall not take action to declare the principal of and accrued interest on the New Notes immediately due and payable until the statutory reinstatement period provided under Nevada law with respect to the Mirror Note shall have expired. See "Remedies Upon Default--Power of Sale." Such declaration may be annulled and past defaults may be waived by the holders of a majority in Outstanding Amount of the New Notes, upon the conditions provided in the Indenture. The Deed of Trust provides that any acceleration of the New Notes (or rescission thereof), shall automatically be deemed an acceleration of the Mirror Note (or rescission thereof). and the waiver of any Event of Default under the Indenture shall be deemed an automatic waiver of the corresponding default, if any, under the Deed of Trust.

          PHI, SFGC and PFC are each required to furnish to the Trustee, within 120 days after the close of each fiscal year, an officers' certificate to the effect that a review of their respective activities has been made with a view to determining whether their obligations under the Indenture, the Mortgage Documents and the Pioneer Ground Lease, as the case may be, have been complied with and as to whether the signers have obtained knowledge of any default in the fulfillment of any such obligation during such fiscal year. If PHI, SFGC or PFC obtains knowledge of any such default, it is required promptly to notify the Trustee of such default and the action it is taking and proposes to take with respect thereto; PROVIDED, HOWEVER, that upon the occurrence of a default under the Pioneer Ground Lease, PHI is required to notify the Trustee immediately by telephone, confirmed in writing.

REMEDIES UPON DEFAULT

          GENERAL. If an Event of Default under the Indenture occurs and the New Notes become due and payable full, the Trustee, acting on behalf of the Noteholders, or holders of not less than a majority of the aggregate principal amount of the New Notes then outstanding, may enforce the remedies provided under the Indenture. (The following discussion assumes action by the Trustee, but applies equally to action by such Noteholders.) These remedies include seeking payment on the New Notes from SFGC pursuant to the Guaranty and seeking a sale pursuant to the Nevada Uniform Commercial Code of the Mirror Note of PHI that will be pledged to secure payment of the New Notes. An event of default under the Indenture will also constitute a default under the Deed of Trust and, upon acceleration of the New Notes, the Mirror Note will, subject to the statutory reinstatement period, automatically become due and payable. Thus, if the Trustee acquired the Mirror Note in such a sale, it would then have the right, subject to the following discussion, to foreclose on the Pioneer pursuant to the Deed of Trust to satisfy payment on the Mirror Note (which should represent unpaid indebtedness in an amount approximately equal


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to the amount then due under the New Notes because of their identical payment terms). If the Trustee attempted to collect the indebtedness under the Mirror Note without exercising its remedies under the Deed of Trust, PHI could defend such action by requiring the Trustee to exhaust its rights under the Deed of Trust. If, however, the Trustee commenced an action on the Mirror Note without first exhausting its remedies under the Deed of Trust, under Nevada law the Trustee may be deemed to have waived its rights under the Deed of Trust. As a practical matter, the Trustee would exercise its remedies under the Deed of Trust prior to the commencement of any action on the Mirror Note or the Guaranty.

          At the foreclosure sale of the property, the Trustee could seek to purchase the Pioneer by bidding at the foreclosure sale. If the proceeds of the sale were less than the full amount due under the Mirror Note, the Trustee could seek a deficiency judgment against PHI by filing an application to the court within six months of the foreclosure sale. In such proceeding, the Trustee would be limited in its recovery to the difference of (i) the total unpaid amount of the Mirror Note minus (ii) the greater of the fair market value of the Pioneer or the amount received in the foreclosure sale.

          THE MIRROR NOTE. After acceleration of the New Notes, the Trustee may cause the Mirror Note to be sold in either a private or public sale, by giving at least ten days' written notice of the time and place of such sale to PFC.
The Trustee may acquire the Mirror Note in such sale by bidding up to the amount due under the New Notes. If the Trustee acquires the Mirror Note in such a sale, then, subject to the following discussion, the Trustee may pursue a foreclosure on the Pioneer and other property or assets subject to the Deed of Trust either judicially or by power of sale pursuant to the terms of the Deed of Trust.

          POWER OF SALE. If the Trustee purchases the Mirror Note in the execution sale, then, pursuant to the terms of the Deed of Trust, the Trustee will have the right to foreclose on the Pioneer under a trustee's power of sale. The Trustee could initiate a trustee's sale by recording with the Clark County, Nevada recorder a notice of breach and election to sell the property (the "Default Notice"), and by providing such notice to PHI and SFGC. The failure to deliver either the Default Notice or the notice of trustee's sale to SFGC could release its obligations under the Guaranty.

          Under Nevada law, for a period of 35 days following the recordation of the Default Notice and the mailing (by certified mail) of a copy of the Default Notice to PHI, PHI would have the option to reinstate the Mirror Note by making good its deficiency in performance or payment and by paying all costs, fees and expenses incident to preparation of such Default Notice and incident to making good its deficiency in performance or payment. Following the passage of not less than three months from the date of recording of the Default Notice, the trustee under the Deed of Trust could commence the foreclosure sale by providing PHI and SFGC with notice of the time and place thereof in accordance with Nevada law. Prior to the actual sale of the Pioneer, PHI would have the right to redeem the property from such sale by paying in full the outstanding amount of principal of and interest on the Mirror Note. The actual trustee's sale of the Pioneer would extinguish PHI's right of redemption.

          JUDICIAL FORECLOSURE. If the Trustee elects to proceed with a judicial foreclosure on the Pioneer, it would be required to file a suit in Clark County, Nevada. If the court found in favor of the Trustee, a judgment of foreclosure and order of sale would be entered, and the court would order the sale of the Pioneer. Judicial foreclosures rarely occur in Nevada.

          Following the final adjudication of the matter but prior to the actual sale of the Pioneer, PHI would have the right to release the property from the Deed of Trust by paying the full amount of the judgment rendered in such adjudication. Additionally, following the foreclosure sale of the Pioneer, PHI would have a statutory right to redeem the property for a period of one year by paying to the purchaser of the Pioneer (i) the foreclosure sale price, (ii) 1% per month on such foreclosure sale price to the time of redemption and (iii) an amount sufficient to cover any payments made by such purchaser in respect of liens, taxes and assessments and interest on any such payments. This right of redemption following foreclosure could discourage bidders at such a sale.


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          GUARANTY.  Under the Guaranty, the Trustee may seek payment on the New
Notes from SFGC regardless of what actions it may have taken to execute against the Mirror Note or to foreclose on the Pioneer. As a matter of law, however, SFGC's liability under the Guaranty cannot exceed the liability of PHI. Enforcement of the Guaranty against SFGC will be subject to all defenses available to PFC regarding enforcement of the New Notes, and may be subject to all defenses available to PHI regarding enforcement of the Mirror Note and the security interest securing such note, including, in particular, the right to force the Trustee to exercise its remedies under the Deed of Trust prior to the commencement of any action on the Guaranty. In addition, to the extent the Trustee acts in such a manner as to diminish the value of SFGC's rights of subrogation against either PHI or PFC, SFGC may have a defense to the enforcement of the Guaranty. Under Nevada law SFGC's right of subrogation is not waivable. Nevada law also provides that, if the Trustee's enforcement of the power of sale is automatically stayed pursuant to the United States Bankruptcy Code, the Trustee may commence an action under the Guaranty against SFGC after 120 days have elapsed from the date the Default Notice was delivered to SFGC.

          NEVADA GAMING RESTRICTIONS. During the pendency of each foreclosure proceeding described above, the Trustee could seek the appointment of a receiver through a petition to the appropriate Nevada state court for the taking of possession of the Pioneer. The receiver would be required to obtain the approval of the Nevada Gaming Authorities to continue gaming operations until the foreclosure sale. In addition, if the Trustee acquires the Pioneer in the foreclosure sale, it would be required to seek the approval of the Nevada Gaming Authorities for the receiver to continue gaming operations subsequent to the foreclosure proceeding. and there can be no assurance that such approval would be granted. As an alternative to the foregoing, if the Trustee acquired the Pioneer in a foreclosure sale, it could contract for the operation of the Pioneer by an independent operator who would be required to comply with the licensing requirements and other restrictions imposed by the Nevada Gaming Authorities.

          In each foreclosure sale described above, licensing requirements under the Nevada Gaming Control Act may limit the number of other potential bidders and may delay the sale, either of which could adversely affect the sales price of the Pioneer.

          FORECLOSURE SALE PROCEEDS. The net amount realized in any foreclosure sale of the Pioneer will only be the amount that exceeds (i) any amounts due and owing holders of Debt or Permitted Encumbrances that are secured by a Lien on any portion of the Trust Estate that is senior to the Lien of the Deed of Trust,
(ii) amounts due and owing the trustees for services under the Indenture and the Deed of Trust and (iii) certain costs, taxes and other expenses related to the foreclosure sale. The net amount so realized will be shared ratably among the Noteholders and the holders of Debt, if any, secured by a Lien on any portion of the Trust Estate that is PARI PASSU with that of the Deed of Trust. In that regard, the Indenture requires that the instrument creating any such PARI PASSU Lien provide, among other things, that the Debt secured thereby shall be deemed to have been accelerated upon acceleration of the Mirror Note.

MODIFICATIONS OF THE INDENTURE

          From time to time, and without the consent of the Noteholders, the parties to the Indenture may enter into one or more supplemental indentures, and the parties to any Mortgage Document may enter into one or more amendments or supplements thereto, in each case for certain specific purposes, including curing ambiguities, defects or inconsistencies, and making any changes or modifications to the terms thereof that do not adversely affect the rights of any Noteholder; provided, however, that no such supplemental indenture, amendment or supplement shall be effective unless PFC, SFGC, PHI and the Trustee, if not a party thereto, shall have consented in writing thereto. Modifications, changes and amendments to the Indenture and the Mortgage Documents also may be made by the parties thereto with the consent of the holders of not less than a majority of the Outstanding Amount of the New Notes then outstanding, except that the consent of holders of not less than 75% of the Outstanding Amount will be required to approve a modification of the "Limitation on Debt" covenant to permit up to $25 million principal amount of indebtedness secured by a senior Lien on the Trust Estate, the proceeds of which would be required to be used to make an offer to repurchase New Notes at 100% of the principal amount thereof, plus accrued


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

and unpaid interest thereon to the date of a payment. provided, however, that no such modification, change or amendment shall be effective unless PFC, SFGC, PHI and the Trustee, if not a party thereto, shall have consented in writing thereto. No change will be effective against a Noteholder without such Noteholder's consent with regard to the following matters: (i) the time or place of payment of principal of, premium, if any, or interest on, or that reduces the principal amount, interest rate or premium, if any, payable on, any Bond; (ii) the principal amount of New Notes required to consent to an amendment or waiver; (iii) the redemption or offer to repurchase provisions with respect thereto; make any New Note payable in money other than that stated in the New Note; or (iv) waive a default in the payment of the principal of, or interest or premium on, any New Note. Solely for the foregoing purpose, the term 'Mortgage Documents" shall be deemed to include the Pioneer Ground Lease and the Lessor's Agreement.

SATISFACTION AND DISCHARGE OF INDEBTEDNESS

          The Indenture will be discharged and canceled upon payment of all the principal of, and premium, if any, and interest on, the New Notes, redemption of all the New Notes or deposit with the Trustee of funds or obligations issued or guarantied by the United States sufficient for such payment or redemption.

THE TRUSTEE

          The Trustee is IBJ Schroder Bank & Trust Company.

          The Indenture provides that, except during the continuance of an Event of Default, the Trustee will perform only such duties as are specifically set forth in the Indenture and the Mortgage Documents. During the existence of an Event of Default, the Trustee will exercise such of the rights and powers vested in it under the Indenture and the Mortgage Documents and will use the same degree of care and skill in its exercise as a prudent person would exercise under the circumstances in the conduct of such person's own affairs. The holders of a majority in Outstanding Amount of the New Notes shall have the right, during the continuance of an Event of Default, to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee. Subject to such provisions, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any of the Noteholders, unless they shall offer to the Trustee security or indemnity satisfactory to it.

          The Indenture and provisions of the Trust Indenture Act of 1939, as amended, incorporated by reference therein contain limitations on the rights of the Trustee, should it become a creditor of PFC, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claims as security or otherwise. The Trustee will be permitted to engage in other transactions with PFC, provided, however, if it acquires any conflicting interest (within the meaning of the Trust Indenture Act of 1939, as amended) it must eliminate such conflict or resign.

BOOK-ENTRY, DELIVERY AND FORM

          The New Notes will initially be issued in the form of one Global Note (the "Global Note"). The Global Note will be deposited on the date of the consummation of the Exchange Offer (the "Closing Date") with the Trustee as custodian for The Depository Trust Company (the "Depository") and registered in the name of Cede & Co., as nominee of the Depository (such nominee being referred to herein as the "Global Note Holder").

          The Depository is a limited-purpose trust company that was created to hold securities for its participating organizations (collectively, the "Participants" or the "Depository's Participants") and to facilitate the clearance and settlement of transactions in such securities between Participants through electronic book-entry changes in accounts of its Participants. The Depository's Participants include securities brokers and dealers, banks and trust companies, clearing corporations and certain other organizations. Access to the Depository's system is also available to other entities such as banks, brokers, dealers and trust companies (collectively, the "Indirect

Participants" or the "Depository's Indirect Participants") that clear through or maintain a custodial relationship with a Participant, either directly or indirectly. Persons who are not Participants may beneficially own securities held by or on behalf of the Depository only through the Depository's Participants or the Depository's Indirect Participants.

          The Company expects that pursuant to procedures established by the Depository (i) upon deposit of the Global Note, the Depository will credit the accounts of Participants exchanging Old Notes for New Notes with portions of the principal amount of the Global Note and (ii) ownership of the Notes evidenced by the Global Note will be shown on, and the transfer of ownership thereof will be effected only through, records maintained by the Depository (with respect to the interests of the Depository's Participants), the Depository's Participants and the Depository's Indirect Participants. Holders are advised that the laws of some states require that certain persons take physical delivery in definitive form of securities that they own. Consequently, the ability to transfer Notes evidenced by the Global Note will be limited to such extent.

          So long as the Global Note Holder is the registered owner of any Notes, the Global Note Holder will be considered the sole Holder under the Indenture of any Notes evidenced by the Global Note. Beneficial owners of Notes evidenced by the Global Note will not be considered the owners or Holders thereof under the Indenture for any purpose, including with respect to the giving of any directions, instructions or approvals to the Trustee thereunder. Neither the Company nor the Trustee will have any responsibility or liability for any aspect of the records of the Depository or for maintaining, supervising or reviewing any records of the Depository relating to the Notes.

          Payments in respect of the principal of, premium, if any, and interest, if any, on any Notes registered in the name of the Global Note Holder on the applicable record date will be payable by the Trustee to or at the direction of the Global Note Holder in its capacity as the registered Holder under the Indenture. Under the terms of the Indenture, the Company and the Trustee may treat the persons in whose names Notes, including the Global Note, are registered as the owners thereof for the purpose of receiving such payments. Consequently, neither the Company nor the Trustee has or will have any responsibility or liability for the payment of such amounts to beneficial owners of Notes. The Company believes, however, that it is currently the policy of the Depository to immediately credit the accounts of the relevant Participants with such payments, in amounts proportionate to their respective holdings of beneficial interests in the relevant security as shown on the records of the Depository. Payments by the Depository's Participants and the Depository's Indirect Participants to the beneficial owners of Notes will be governed by standing instructions and customary practice and will be the responsibility of the Depository's Participants or the Depository's Indirect Participants.

          CERTIFICATED NOTES. Any beneficial owner of Notes evidenced by the Global Note may obtain Notes in the form of registered definitive Notes ("Certificated New Notes"). If the Company notifies the Trustee in writing that the Depository is no longer willing or able to act as a depository and the Company is unable to locate a qualified successor within 90 days then, upon surrender by the Global Note Holder of its Global Note, Notes in such form will be issued to each person that the Global Note Holder and the Depository identify as being the beneficial owner of the related Notes.

          Neither the Company nor the Trustee will be liable for any delay by the Global Note Holder or the Depository in identifying the beneficial owners of Notes and the Company and the Trustee may conclusively rely on, and will be protected in relying on, instructions from the Global Note Holder or the Depository for all purposes.

          SAME-DAY SETTLEMENT AND PAYMENT. The Indenture will require that payments in respect of the Notes represented by the Global Note (including principal, premium, if any, interest and Liquidated Damages, if any) be made by wire transfer of immediately available funds to the accounts specified by the Global Note Holder. With respect to Certificated Notes, the Company will make all payments of principal, premium, if any, interest and Liquidated Damages, if any, by wire transfer of immediately available funds to the accounts specified by the Holders thereof or, if no such account is specified, by mailing a check to each such Holder's registered address. Secondary trading in long-term notes and debentures of corporate issuers is generally settled in clearing-house or next-day funds. In contrast, the Notes represented by the Global Note are expected to trade in the Depository's Same-Day Funds Settlement System, and any permitted secondary market trading activity in such Notes will, therefore, be required by the Depository to be settled in immediately available funds. The Company expects that secondary trading in the Certificated Notes will also be settled in immediately available funds.

                                      IMPORTANT

Any holder of Old Notes who wishes to accept the Exchange Offer or furnish Consents in the Solicitation should either (a) complete the Letter of Transmittal and Consent Form and forward it with such Old Notes and any other required documents to the Exchange/Solicitation Agent or (b) request a broker or bank to effect the transaction for such holder. Holders of the Old Notes registered in the name of a broker, dealer, bank, trust company or nominee should contact such institution to tender their Old Notes. See "The Exchange Offer - Procedures for Tendering Old Notes" and "The Solicitation -- Procedures for Furnishing Consents."

                           THE EXCHANGE/SOLICITATION AGENT:

                          IBJ SCHRODER BANK & TRUST COMPANY


          BY MAIL:               BY FACSIMILE:           BY HAND OR OVERNIGHT
                                                              DELIVERY:

 IBJ Schroder Bank & Trust       (212) 858-2611       IBJ Schroder Bank & Trust
          Company                                              Company
        P.O. Box 84               To Confirm:              One State Street
   Bowling Green Station         (212) 858-2103           New York, NY 10004
  New York, NY 10274-0084                                 Attn:  Securities
   Attn:  Reorganization                                  Processing Window,
   Operations Department                                Subcellar One, (SC-1)


                    If you have any additional questions, or need
              additional copies of this Joint Offering Circular/Consent
            Solicitation Statement, the Letter of Transmittal and Consent
             Form or any other Exchange Offer or Solicitation materials, please contact the Information Agent or the Company's Chief Financial Officer at
                 the addresses and/or telephone numbers listed below.


            THE INFORMATION AGENT:                      THE COMPANY:

             D.F. King & Co., Inc                      Thomas K. Land
               77 Water Street                    Chief Financial Officer
                  20th Floor                       Pioneer Finance Corp.
              New York, NY 10005                  4949 North Rancho Drive
                                                  Las Vegas, Nevada  89130
          Toll Free:  (800) 628-8538
  or Banks and Brokers Call:  (212) 425-1685           (702) 658-4340

                                        INDEX

                          TO UNAUDITED FINANCIAL STATEMENTS

                For the Years Ended September 30, 1995, 1996, and 1997

                     And Nine Months Ended June 30, 1997 and 1998



                                                                                       Page
                                                                                       -----
Pioneer Finance Corp.
---------------------
 Balance Sheets as of September 30, 1996 and 1997 and June 30, 1998 . . . . . . . . . . F-2

 Statements of Operations for the Years Ended September 30, 1995, 1996 and
     1997 and for the Nine Months Ended June 30, 1997 and 1998. . . . . . . . . . . . . F-3

 Statement of Stockholder's Equity for the Years Ended September 30, 1995, 1996 and
     1997 and for the Nine Months Ended June 30, 1998 . . . . . . . . . . . . . . . . . F-4

 Statements of Cash Flows for the Years Ended September 30, 1995, 1996 and 1997 and
     for the Nine Months Ended June 30, 1997 and 1998 . . . . . . . . . . . . . . . . . F-5

 Notes to Consolidated Financial Statements . . . . . . . . . . . . . . . . . . . . . . F-6

Pioneer Hotel Inc.
-------------------
 Consolidated Balance Sheets as of September 30, 1996 and 1997 and June 30, 1998. . . . F-8

 Consolidated Statements of Operations for the Years Ended September 30, 1995, 1996
      and 1997 and for the Nine Months Ended June 30, 1997 and 1998 . . . . . . . . . . F-9

 Consolidated Statement of Stockholder's Equity for the Years Ended September 30, 1996,
     and 1997 and for the Nine Months Ended June 30, 1998 . . . . . . . . . . . . . . . F-10

 Consolidated Statements of Cash Flows for the Years Ended September 30, 1995, 1996,
     and 1997 and for the Nine Months Ended June 30, 1997 and 1998. . . . . . . . . . . F-11

 Notes to Consolidated Financial Statements . . . . . . . . . . . . . . . . . . . . . . F-12




Financial Statement Schedules are omitted because of the absence of conditions under which they are required or because the information is included in the financial statements or the notes thereto.

                                PIONEER FINANCE CORP.

                                    BALANCE SHEETS
                                     (Unaudited)


                                                                       SEPTEMBER 30,    SEPTEMBER 30,        JUNE 30,
ASSETS                                                                    1996              1997              1998
---------------------------------------------------                  ---------------  ----------------   -------------
Current assets:
     Cash and short-term investments . . . . . . . . . . . .        $      1,000    $      1,000       $      1,000
     Interest receivable . . . . . . . . . . . . . . . . . .           2,700,000       2,700,000            675,000
     Note receivable . . . . . . . . . . . . . . . . . . . .                   0               0         60,000,000
                                                                    ------------    ------------       ------------

Total current assets . . . . . . . . . . . . . . . . . . . .           2,701,000       2,701,000         60,676,000

Note receivable. . . . . . . . . . . . . . . . . . . . . . .          60,000,000      60,000,000                  0
                                                                    ------------    ------------       ------------

Total assets . . . . . . . . . . . . . . . . . . . . . . . .        $ 62,701,000    $ 62,701,000       $ 60,676,000
                                                                    ------------    ------------       ------------
                                                                    ------------    ------------       ------------

LIABILITIES AND STOCKHOLDER'S EQUITY

Current liabilities:
     Current portion of long-term debt . . . . . . . . . . .        $          0    $          0       $ 60,000,000
     Accrued interest payable. . . . . . . . . . . . . . . .           2,700,000       2,700,000            675,000
                                                                    ------------    ------------       ------------

Total current liabilities. . . . . . . . . . . . . . . . . .           2,700,000       2,700,000         60,675,000

Long-term debt - less current portion. . . . . . . . . . . .          60,000,000      60,000,000                  0


Stockholder's equity:
     Common Stock, no par value;
       authorized - 2,500 shares; issued
       and outstanding - 10 shares . . . . . . . . . . . . .               1,000           1,000              1,000
                                                                    ------------    ------------       ------------

Total stockholder's equity . . . . . . . . . . . . . . . . .               1,000           1,000              1,000
                                                                    ------------    ------------       ------------

Total liabilities and stockholder's equity . . . . . . . . .        $ 62,701,000    $ 62,701,000       $ 60,676,000
                                                                    ------------    ------------       ------------
                                                                    ------------    ------------       ------------


See the accompanying Notes to Financial Statements.

                                PIONEER FINANCE CORP.

                               STATEMENTS OF OPERATIONS
                                     (Unaudited)

                                                                   FISCAL YEARS ENDED SEPTEMBER 30,    NINE MONTHS ENDED JUNE 30,
                                                           ------------------------------------------  --------------------------
                                                               1995           1996           1997        1997           1998
                                                           -----------     ----------     ----------  ----------     -----------
Interest income . . . . . . . . . . . . . . .              $13,714,867     $9,237,918     $8,100,000  $6,075,000     $6,075,000

Interest expense. . . . . . . . . . . . . . .               13,714,867      9,237,918      8,100,000   6,075,000      6,075,000
                                                           -----------     ----------     ----------  ----------     ----------
Net income. . . . . . . . . . . . . . . . . .                       $0             $0             $0          $0             $0
                                                           -----------     ----------     ----------  ----------     ----------
                                                           -----------     ----------     ----------  ----------     ----------

See the accompanying Notes to Financial Statements.

                                PIONEER FINANCE CORP.
                          STATEMENT OF STOCKHOLDER'S EQUITY
                                     (Unaudited)


                                                      COMMON
                                                       STOCK             TOTAL
                                                     ----------       ----------
          Balances, October 1, 1995 . . . . . . .     $1,000           $1,000

          Net income. . . . . . . . . . . . . . .                           0
                                                     ----------       ----------

          Balances, September 30, 1996. . . . . .      1,000            1,000

          Net income. . . . . . . . . . . . . . .                           0
                                                     ----------       ----------

          Balances, September 30, 1997. . . . . .      1,000            1,000

          Net income. . . . . . . . . . . . . . .                           0
                                                     ----------       ----------

          Balances, June 30, 1998 . . . . . . . .     $1,000           $1,000
                                                     ----------       ----------
                                                     ----------       ----------


See the accompanying Notes to Financial Statements.

                                PIONEER FINANCE CORP.
                               STATEMENT OF CASH FLOWS
                                     (Unaudited)



                                                            FISCAL YEARS ENDED SEPTEMBER 30,        NINE MONTHS ENDED JUNE 30,
                                                       -----------------------------------------   ---------------------------
                                                            1995         1996           1997           1997           1998
                                                      ------------   ------------  ------------    -----------   -------------
Cash flows from operating activities:
   Net income. . . . . . . . . . . . . . . . . . .    $         0    $         0   $          0    $         0   $        0
   Adjustments to reconcile net loss to net cash
     provided by (used in) operating activities
   Decrease in interest receivable . . . . . . . .        906,383      1,017,367              0      2,025,000    2,025,000
   Decrease in interest payable. . . . . . . . . .       (906,383)    (1,017,367)             0     (2,025,000)  (2,025,000)
                                                      ------------   ------------  ------------    -----------   -------------

Net cash provided by operating activities. . . . .              0              0              0              0            0
                                                      ------------   ------------  ------------    -----------   -------------

Cash flows from financing activities:
   Cash proceeds from investment
     in marketable securities. . . . . . . . . . .     20,000,000     22,750,000              0              0            0
   Cash paid on long-term debt . . . . . . . . . .    (20,000,000)   (22,750,000)             0              0            0
                                                      ------------   ------------  ------------    -----------   -------------

Net cash provided by financing activities. . . . .              0              0              0              0            0
                                                      ------------   ------------  ------------    -----------   -------------

Increase (decrease) in cash and short-term
   investments . . . . . . . . . . . . . . . . . .              0              0              0              0            0
Cash and short-term investments, beginning of
   period. . . . . . . . . . . . . . . . . . . . .          1,000          1,000          1,000          1,000        1,000

Cash and short-term investments, end of period . .    $     1,000    $     1,000   $      1,000    $     1,000   $    1,000
                                                      ------------   ------------  ------------    -----------   -------------
                                                      ------------   ------------  ------------    -----------   -------------



See the accompanying Notes to Financial Statements.

                                PIONEER FINANCE CORP.
                       NOTES TO UNAUDITED FINANCIAL STATEMENTS
                For the years ended September 30, 1995, 1996, and 1997
                   And the Nine Months ended June 30, 1997 and 1998

1.   BASIS OF PRESENTATION AND GENERAL INFORMATION

     Pioneer Finance Corp. ("PFC" or "Company") is a indirect wholly-owned subsidiary of Santa Fe Gaming Corporation, formerly known as Sahara Gaming Corporation ("Santa Fe Gaming"), a publicly traded Nevada corporation. PFC was organized for the purpose of issuing $120 million in first mortgage bonds due December of 1998 (the "13 1/2% Notes"). PFC has had no operations to date other than interest income from Pioneer Hotel Inc. ("PHI") on the promissory note and interest expense on the 13 1/2% Notes.

     The Company is a subsidiary of SFGC and has common management. The accompanying financial statements have been prepared from the separate records maintained by the Company and may not necessarily be indicative of the conditions that would have existed if the Company had been operated as an unaffiliated entity.

     In the opinion of the Company, the accompanying unaudited consolidated financial statements contain all adjustments (consisting of only normal accruals) necessary to present fairly the financial position of the Company at September 30, 1996 and 1997 and June 30, 1998 the results of its operations for the years ended September 30, 1995, 1996 and 1997 and the nine months ended June 30, 1997 and 1998, the changes in stockholder's equity for the years ended September 30, 1996 and 1997 and for the nine months ended June 30, 1998 and its cash flows for the years ended September 30, 1995, 1996 and 1997 and for the nine months ended June 30, 1997 and 1998.

2.   NOTE RECEIVABLE

     Proceeds of the 13 1/2% Notes issued were loaned by PFC to PHI, formerly known as Pioneer Operating Limited Partnership. PHI, a wholly-owned subsidiary of Santa Fe Gaming, delivered to PFC a promissory note secured by a first priority deed of trust on the Pioneer Hotel and Gambling Hall (the "Pioneer") located in Laughlin, Nevada. The promissory note and first priority deed of trust are pledged as collateral for the bonds issued. The terms and conditions of the promissory note are consistent with the conditions under the Indenture under which the 13 1/2% Notes were issued.

3.   LONG-TERM DEBT

     Long-term debt consists solely of the 13 1/2% Notes. Interest is payable semi-annually on June 1 and December 1 at a rate of 13 1/2% per annum. PFC is subject to certain conditions under the indenture under which the 13 1/2% Notes were issued, including, without limitation, restrictions on the incurrence of additional debt and the making of any loans or distributions or dividends to affiliates of the Company. Management believes it is in compliance with the conditions under the Indenture. The 13 1/2% Notes are secured by a first deed of trust on the Pioneer and are guaranteed by Santa Fe Gaming. See Note 4.

     The 13 1/2% Notes were issued in December 1988 in the aggregate $120 million principal amount. The terms of the 13 1/2% Notes require $30 million sinking fund obligations in each of December 31, 1996 and 1997, with the
remaining balance due in December 1998.   In September 1995, PHI acquired $20
million principal amount of 13 1/2% Notes which were submitted to PFC to submit to the trustee for cancellation in satisfaction in full of PFC's sinking fund payment due in December 1996 and reduced the December 1997 sinking fund obligation to $22.75 million. In January and March 1996, PHI completed the repurchase of an aggregate of $22.75 million principal amount of 13 1/2% Notes which were submitted to PFC to submit to the trustee for cancellation in satisfaction of the December 1997 sinking fund obligation.
At September 30, 1997 the outstanding balance of the 13 1/2% Notes was $60.0 million.

     Although management has in the past and is currently exploring refinancing or debt modification alternatives, as well as possible dispositions or financing of certain assets, in order to satisfy the current maturity of the 13 1/2%, no assurance can be given that the Company will be able to refinance or modify some or all of its indebtedness or dispose of, or obtain financing with respect to any assets. Any such refinancing or modification would be subject to the Company's future operations and the prevailing market conditions at the time of such proposed transaction and may require the approval of the Nevada Gaming Authorities for such financings or asset sales. If the Company is ultimately unable to refinance or modify any such debt prior to maturity, and/or obtain sufficient proceeds from asset dispositions or financings to repay such debt, events of default would occur which would lead to cross-defaults in other material agreements of the Company including, without limitation, agreements relating to substantially all of the outstanding long-term debt of the Company and its subsidiaries.

4.   SUBSEQUENT EVENTS - IMPAIRMENT LOSS

     In September 1998, in accordance with SFAS No. 121, PHI determined an impairment occurred to the carrying value of its assets at the Pioneer in Laughlin, Nevada. In the quarter ended September 30, 1998, PHI will record the impairment loss to adjust to fair market value the carrying value of its fixed and intangible assets. PHI is currently reviewing information to determine the amount of the impairment loss to be recorded in the quarter ended September 30, 1998. Management believes however, that the impairment loss will eliminate the net goodwill of $43.6 million recorded on the balance sheet as of June 30, 1998. PFC's unaudited financial statements and notes contained herein should be read in conjunction with the accompanying PHI financial statement and notes.

                          PIONEER HOTEL INC. AND SUBSIDIARY
                             CONSOLIDATED BALANCE SHEETS
                                     (Unaudited)


                                                             SEPTEMBER 30,     SEPTEMBER 30,     JUNE 30,
ASSETS                                                           1996              1997            1998
                                                             ------------      -------------   ------------
Current assets:
  Cash and short-term investments. . . . . . . . . . .      $5,907,116          $3,249,383     $9,332,985
  Accounts receivable, net . . . . . . . . . . . . . .         383,125             312,409        358,658
  Inventories. . . . . . . . . . . . . . . . . . . . .         275,731             241,337        234,655
  Prepaid expenses & other . . . . . . . . . . . . . .       1,126,168             981,712      1,082,818
                                                          ------------        ------------   ------------
Total current assets . . . . . . . . . . . . . . . . .       7,692,140           4,784,841     11,009,116

Land held for development. . . . . . . . . . . . . . .      15,084,665          15,084,665              0

Property and equipment, net. . . . . . . . . . . . . .      40,980,277          38,215,778     37,751,663

Goodwill, net. . . . . . . . . . . . . . . . . . . . .      46,073,869          44,641,391     43,567,032

Other assets . . . . . . . . . . . . . . . . . . . . .       4,905,298           4,901,997        188,178
                                                          ------------        ------------   ------------

Total assets . . . . . . . . . . . . . . . . . . . . .    $114,736,249        $107,628,672    $92,515,989
                                                          ------------        ------------   ------------
                                                          ------------        ------------   ------------

LIABILITIES AND STOCKHOLDER'S EQUITY

Current liabilities:
  Current portion of long-term debt. . . . . . . . . .        $287,837             $79,670    $60,026,183
  Accounts payable . . . . . . . . . . . . . . . . . .       1,381,829           1,812,489      1,135,427
  Accrued interest payable . . . . . . . . . . . . . .       2,761,414           2,740,000        675,000
  Accrued and other liabilities. . . . . . . . . . . .       2,745,596           2,447,308      2,843,684
                                                          ------------        ------------   ------------

Total current liabilities. . . . . . . . . . . . . . .       7,176,676           7,079,467     64,680,294

Due to affiliates. . . . . . . . . . . . . . . . . . .       4,537,418           1,226,818              0

Long-term debt - less current portion. . . . . . . . .      60,091,082          65,001,299              0

Stockholder's equity:
  Common Stock, no par value; authorized - 1,000
     shares; issued and outstanding - 1,000 shares . .           1,000               1,000          1,000
  Additional paid-in capital . . . . . . . . . . . . .      55,584,674          55,584,674     55,584,674
  Accumulated deficit. . . . . . . . . . . . . . . . .     (12,654,601)        (21,264,586)   (27,749,979)
                                                          ------------        ------------   ------------

Total stockholder's equity . . . . . . . . . . . . . .      42,931,073          34,321,088     27,835,695
                                                          ------------        ------------   ------------

Total liabilities and stockholder's equity . . . . . .    $114,736,249        $107,628,672    $92,515,989
                                                          ------------        ------------   ------------
                                                          ------------        ------------   ------------




See the accompanying Notes to Unaudited Consolidated Financial Statements.

                          PIONEER HOTEL INC. AND SUBSIDIARY
                        CONSOLIDATED STATEMENTS OF OPERATIONS
                                     (Unaudited)




                                                                  FISCAL YEARS ENDED SEPTEMBER 30,      NINE MONTHS ENDED JUNE 30,
                                                           -----------------------------------------    --------------------------
                                                               1995           1996           1997          1997           1998
                                                           ------------   ------------   ------------  ------------   ------------
Revenues:
  Casino . . . . . . . . . . . . . . . . . . . . . . .     $40,540,185    $38,661,476    $34,820,933  $27,037,555    $25,987,209
  Hotel. . . . . . . . . . . . . . . . . . . . . . . .       3,187,027      3,163,406      2,547,158    1,979,165      1,796,964
  Food and beverage. . . . . . . . . . . . . . . . . .       7,830,965      8,041,231      9,025,673    6,964,357      6,839,221
  Other revenues . . . . . . . . . . . . . . . . . . .       1,443,023      1,415,085      1,368,801    1,084,812      1,114,778
                                                           -----------    -----------    -----------  -----------    -----------

Gross revenues . . . . . . . . . . . . . . . . . . . .      53,001,200     51,281,198     47,762,565   37,065,889     35,738,172

  Less casino promotional allowances . . . . . . . . .      (6,966,757)    (6,866,101)    (6,923,303)  (5,377,837)    (4,996,926)
                                                           -----------    -----------    -----------  -----------    -----------

Net operating revenues . . . . . . . . . . . . . . . .      46,034,443     44,415,097     40,839,262   31,688,052     30,741,246
                                                           -----------    -----------    -----------  -----------    -----------

Operating expenses:
  Casino . . . . . . . . . . . . . . . . . . . . . . .      20,258,375     20,342,733     18,666,624   14,073,167     14,243,361
  Hotel. . . . . . . . . . . . . . . . . . . . . . . .         413,822        494,626        667,672      482,957        605,863
  Food and beverage. . . . . . . . . . . . . . . . . .       5,010,460      5,283,269      5,171,106    3,887,570      4,037,867
  Other operating expenses . . . . . . . . . . . . . .         876,376        873,907        839,175      634,964        631,003
  Selling, general & administrative. . . . . . . . . .       4,045,642      5,277,783      5,553,521    4,042,290      4,326,543
  Utilities & property expenses. . . . . . . . . . . .       3,954,736      3,798,791      3,245,191    2,342,931      2,367,950
  Rents & leases . . . . . . . . . . . . . . . . . . .         747,960        737,397      1,023,656      735,309        660,914
  Depreciation & amortization. . . . . . . . . . . . .       5,227,136      5,877,851      5,582,794    4,186,374      4,254,714
                                                           -----------    -----------    -----------  -----------    -----------

Total operating expenses . . . . . . . . . . . . . . .      40,534,507     42,686,357     40,749,739   30,385,562     31,128,215
                                                           -----------    -----------    -----------  -----------    -----------

Operating income (loss). . . . . . . . . . . . . . . .       5,499,936      1,728,740         89,523    1,302,490       (386,969)

Interest expense . . . . . . . . . . . . . . . . . . .      13,764,919      9,370,977      8,699,508    6,046,483      6,098,424
                                                           -----------    -----------    -----------  -----------    -----------

Loss before income tax benefit and extraordinary item.      (8,264,983)    (7,642,237)    (8,609,985)  (4,743,993)    (6,485,393)

Federal income tax benefit . . . . . . . . . . . . . .       1,462,000      1,572,055              0            0              0
                                                           -----------    -----------    -----------  -----------    -----------

Loss before extraordinary item . . . . . . . . . . . .      (6,802,983)    (6,070,182)    (8,609,985)  (4,743,993)    (6,485,393)

Extraordinary item-gain on early
  extinguishment of debt, net of tax
  provision of $1,462,000 in 1995
  and $1,572,055 in 1996 . . . . . . . . . . . . . . .       2,838,000      3,051,636              0            0              0
                                                           -----------    -----------    -----------  -----------    -----------

Net loss . . . . . . . . . . . . . . . . . . . . . . .     ($3,964,983)   ($3,018,546)   ($8,609,985) ($4,743,993)   ($6,485,393)
                                                           -----------    -----------    -----------  -----------    -----------
                                                           -----------    -----------    -----------  -----------    -----------



See the accompanying Notes to Unaudited Consolidated Financial Statements.

                          PIONEER HOTEL INC. AND SUBSIDIARY
                    CONSOLIDATED STATEMENT OF STOCKHOLDER'S EQUITY
                                     (Unaudited)



                                                              ADDITIONAL
                                                 COMMON         PAID-IN         ACCUMULATED
                                                 STOCK          CAPITAL           DEFICIT              TOTAL
                                              -----------   ---------------   ---------------     -------------
Balances, October 1, 1995. . . . . . . .         $1,000      $15,500,000       $(9,636,055)         $5,864,945

Capital contribution by parent . . . . .                      40,084,674                            40,084,674

Net loss . . . . . . . . . . . . . . . .                                        (3,018,546)         (3,018,546)
                                             ----------      -----------      ------------       -------------
Balances, September 30, 1996 . . . . . .          1,000       55,584,674       (12,654,601)         42,931,073

Net loss . . . . . . . . . . . . . . . .                                        (8,609,985)         (8,609,985)
                                             ----------      -----------      ------------       -------------

Balances, September 30, 1997 . . . . . .          1,000       55,584,674       (21,264,586)         34,321,088

Net loss . . . . . . . . . . . . . . . .                                        (6,485,393)         (6,485,393)
                                             ----------      -----------      ------------       -------------

Balances, June 30, 1998. . . . . . . . .         $1,000      $55,584,674      ($27,749,979)        $27,835,695
                                             ----------      -----------      ------------       -------------
                                             ----------      -----------      ------------       -------------




See the accompanying Notes to Unaudited Consolidated Financial Statements.

                          PIONEER HOTEL INC. AND SUBSIDIARY
                        CONSOLIDATED STATEMENTS OF CASH FLOWS
                                     (Unaudited)




                                                                 FISCAL YEARS ENDED SEPTEMBER 30,        NINE MONTHS ENDED JUNE 30,
                                                           -------------------------------------------  ---------------------------
                                                               1995           1996           1997            1997         1998
                                                           -------------  -------------  -------------  ------------  -------------
Cash flows from operating activities:
  Net loss . . . . . . . . . . . . . . . . . . . . . .     ($3,964,983)   ($3,018,546)   ($8,609,985)   ($4,743,993) ($6,485,393)
  Adjustments to reconcile net loss to net cash
     used in operating activities
  Depreciation & amortization. . . . . . . . . . . . .       5,227,136      5,877,851      5,582,794      4,186,374    4,254,714
  Gain on early extinguishment of debt, net. . . . . .      (2,838,000)    (3,051,636)             0              0            0
  Federal income tax benefit . . . . . . . . . . . . .      (1,462,000)    (1,572,055)             0              0            0
  Decrease (increase) in accounts receivable,
     net . . . . . . . . . . . . . . . . . . . . . . .          42,392        (78,575)        70,716        (27,497)     (46,249)
  Decrease in inventories. . . . . . . . . . . . . . .         171,553            687         34,394          7,558        6,682
  Decrease (increase) in prepaid expenses &
     other . . . . . . . . . . . . . . . . . . . . . .        (335,250)        19,704        144,461          9,591     (101,106)
  Decrease (increase) in other assets. . . . . . . . .          46,138       (605,997)      (230,070)      (641,090)    (480,636)
  Increase (decrease) in accounts payable. . . . . . .        (169,594)       161,940        430,660        122,898     (678,411)
  Decrease in interest payable . . . . . . . . . . . .        (906,383)    (1,063,261)       (21,414)    (2,076,414)  (2,065,000)
  Increase (decrease) in other current liabilities . .           1,129       (180,914)      (298,289)          (543)     396,377
  Increase (decrease) in due to affiliates . . . . . .         168,442      1,492,817     (3,310,600)    (3,459,398)  (1,226,818)
                                                           -----------    -----------    -----------    -----------  -----------

Net cash used in operating activities. . . . . . . . .      (4,019,420)    (2,017,985)    (6,207,333)    (6,622,514)  (6,425,840)
                                                           -----------    -----------    -----------    -----------  -----------

Cash flows from investing activities:
  Capital expenditures . . . . . . . . . . . . . . . .      (3,959,123)    (1,215,159)    (1,070,848)      (644,250)  (2,406,250)
  Proceeds from sale of assets . . . . . . . . . . . .               0              0              0              0   20,000,000
                                                           -----------    -----------    -----------    -----------  -----------

Net cash provided by (used in) investing
  activities . . . . . . . . . . . . . . . . . . . . .      (3,959,123)    (1,215,159)    (1,070,848)      (644,250)  17,593,750
                                                           -----------    -----------    -----------    -----------  -----------

Cash flows from financing activities:
  Cash proceeds of long-term debt. . . . . . . . . . .               0              0      5,000,000      5,000,000            0
  Cash paid on long-term debt. . . . . . . . . . . . .      (1,153,402)   (18,895,522)      (379,552)      (350,425)  (5,084,308)
  Capital contribution . . . . . . . . . . . . . . . .               0     25,000,000              0              0            0
                                                           -----------    -----------    -----------    -----------  -----------

Net cash provided by (used in) financing
  activities . . . . . . . . . . . . . . . . . . . . .      (1,153,402)     6,104,478      4,620,448      4,649,575   (5,084,308)

Increase (decrease) in cash and short-term
  investments. . . . . . . . . . . . . . . . . . . . .      (9,131,945)     2,871,334     (2,657,733)    (2,617,189)   6,083,602
Cash and short-term investments, beginning of
  period . . . . . . . . . . . . . . . . . . . . . . .      12,167,727      3,035,782      5,907,116      5,907,116    3,249,383
                                                           -----------    -----------    -----------    -----------  -----------

Cash and short-term investments, end of
  period . . . . . . . . . . . . . . . . . . . . . . .      $3,035,782     $5,907,116     $3,249,383     $3,289,927   $9,332,985
                                                           -----------    -----------    -----------    -----------  -----------
                                                           -----------    -----------    -----------    -----------  -----------




See the accompanying Notes to Unaudited Consolidated Financial Statements.

                         PIONEER HOTEL INC. AND SUBSIDIARY
                NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
               For the Years Ended September 30, 1995, 1996, and 1997
                    And Nine Months ended June 30, 1997 and 1998

1.   BASIS OF PRESENTATION AND GENERAL INFORMATION

     Pioneer Hotel, Inc. a Nevada corporation (the "Pioneer" or "Company"), was formed to own and operate a hotel and casino in Laughlin, Nevada. The Company is a wholly owned subsidiary of Santa Fe Gaming Corporation ("SFGC") which, in addition, owns and operates a casino and hotel in northwest Las Vegas, Nevada and owns real estate parcels in Las Vegas, Nevada.

     The Company owns 100% of the common stock of Santa Fe Valley, Inc. a Nevada corporation ("SFV"), which was formed in 1995 to own a real estate parcel in Henderson, Nevada. In November 1997, SFV sold the real estate parcel for cash consideration to a subsidiary of SFGC. See Notes 3 and 5.

     The Company is a subsidiary of SFGC and has common management. The accompanying financial statements have been prepared from the separate records maintained by the Company and may not necessarily be indicative of the conditions that would have existed if the Company had been operated as an unaffiliated entity. Certain expenses paid by SFGC are allocated to the Company as corporate charges, which management of the Company believes are appropriate.

     In the opinion of the Company, the accompanying unaudited consolidated financial statements contain all adjustments (consisting of only normal accruals) necessary to present fairly the financial position of the Company at September 30, 1996 and 1997 and June 30, 1998 the results of its operations for the years ended September 30, 1995, 1996 and 1997 and the nine months ended June 30, 1997 and 1998, the changes in stockholder's equity for the years ended September 30, 1996 and 1997 and for the nine months ended June 30, 1998 and its cash flows for the years ended September 30, 1995, 1996 and 1997 and for the nine months ended June 30, 1997 and 1998.

     The Company's gaming operations typically have their highest levels of business during the winter tourist season when its casino customers experience heavier tourist traffic. In general, the highest levels of business activity at Laughlin casinos occurs during the tourist season from October to June of each year. During summer months, primary visitors to Laughlin are water and recreational enthusiasts, who have a more modest gaming profile.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION

     The accompanying consolidated financial statements include the accounts of Pioneer and its wholly owned subsidiary, SFV. All material intercompany accounts and transactions have been eliminated in consolidation.

CASH AND SHORT-TERM INVESTMENTS

     Investments which mature within 90 days from the date of purchase are treated as cash equivalents and are included in cash and short-term investments.

INVENTORIES

     Food, beverage, gift shop and other inventories are stated at first-in, first-out cost, not in excess of market.

PROPERTY AND EQUIPMENT

     Property and equipment are stated at cost. Costs of maintenance and repairs of property and equipment are expensed as incurred. Costs of major improvements are capitalized and depreciated pursuant to the standard described below. Gains or losses on the disposal of property and equipment are recognized in the year of sale. In sale/ leaseback transactions of property and equipment, gains are deferred and recognized over the lease term and losses are recognized in the year of sale.

     Depreciation and amortization are computed by the straight-line method over the shorter of the estimated useful lives or lease terms. The length of depreciation and amortization periods are for buildings and improvements 7 to 40 years and for machinery and equipment 3 to 15 years.

GOODWILL

     The excess cost over the net assets of an acquired company is amortized using the straight line method over a 40 year period. In accordance with SFAS No. 121, Management periodically evaluates the recoverability of goodwill as events and circumstances indicate a possible inability to recover the carrying amount. Adoption of SFAS No. 121 in fiscal 1996 had no impact on the financial statements of the Company. See Note 18.

FEDERAL INCOME TAXES

     SFGC allocates income tax expense or benefit to the Company as if the Company were filing separate tax returns pursuant to a tax sharing arrangement. The Company accounts for income taxes in accordance with SFAS No. 109, Accounting for Income Taxes. Adoption of SFAS No. 109 had no effect on the amounts of income tax expense allocated to the Company.

REVENUE RECOGNITION

     Casino revenue is recorded as gaming wins less losses. Revenues include the retail amount of room, food, beverage and other services provided gratuitously to customers. Such amounts are then deducted as promotional allowances. The estimated cost of providing these promotional services has been reported in the accompanying consolidated financial statements as an expense of each department granting complimentary services. The table below summarizes the departments' costs of such services (dollars in thousands):


                                                                NINE MONTHS
                            FISCAL YEAR ENDED SEPTEMBER 30,    ENDED JUNE 30,
                            ------------------------------   -----------------
                               1995       1996     1997        1997      1998
                            ---------   -------  -------     --------  -------
Food and Beverage . . . .$5,905        $5,673    $5,415      $4,091    $4,196

Hotel . . . . . . . . . .925    935       808       609                   573
Other . . . . . . . . . .162     68        12         9                    11
                             ------     ------   -------     -------   -------
     Total. . . . . . . .$6,992        $6,676    $6,235      $4,709    $4,780
                             ------     ------   -------     -------   -------
                             ------     ------   -------     -------   -------


INDIRECT EXPENSES

     Certain indirect expenses of operating departments such as utilities and property expense and depreciation and amortization are shown separately in the accompanying consolidated statements of operations and are not allocated to departmental operating costs and expenses.

ESTIMATES AND ASSUMPTIONS

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates used by the Company include estimated useful lives for depreciable and amortizable assets, certain other estimated liabilities and valuation reserves, and estimated cash flows in assessing the recoverability of long-lived assets. Actual results may differ from estimates.

FAIR VALUE OF FINANCIAL INSTRUMENTS

     The Company estimates the fair value of debt to be $48 million at September 30, 1997 based upon available market prices. The Company estimates that all other financial instruments have a fair value which approximates their recorded value.

RECENTLY ISSUED ACCOUNTING STANDARDS

     The American Institute of Certified Public Accountants' Accounting Standards Executive Committee issued Statement of Position 98-5 "Reporting on the Costs of Start-up Activities" ("SOP 98-5"). This standard provides guidance on the financial reporting for start-up costs and organization costs. This standard requires costs of start-up activities and organization costs to be expensed as incurred. This standard is effective for fiscal years beginning after December 15,

1998, though earlier application is encouraged. Management does not believe that SOP 98-5 will have a material impact on the presentation of the Company's consolidated financial statements.

     The Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" ("SFAS No. 130"), which is effective for fiscal years beginning after December 15, 1997. This statement requires companies to classify items of other comprehensive income by their nature in a financial statement and display the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in capital in the equity section of a balance sheet. Management does not believe that SFAS No. 130 will have a material impact on the presentation of the Company's financial statements.

     The FASB issued Statement of Financial Accounting Standards No. 131, "Disclosure about Segments of an Enterprise and Related Information" ("SFAS No. 131"), which is effective for fiscal years beginning after December 15, 1997. This statement redefines how operating segments are determined and requires qualitative disclosure of certain financial and descriptive information about a company's operating segments. The Company will adopt SFAS No. 131 for the fiscal year ending September 30, 1999. Management has not yet completed its analysis of which operating segments it will report on to comply with SFAS No. 131.

3.   CASH AND SHORT-TERM INVESTMENTS

     The Company's cash and short term investments are subject to certain restrictions and limitations on its use, including restrictions on its availability for distribution to SFGC, by the terms of an indenture pursuant to which $120 million principal amount of 13 1/2% First Mortgage Notes due 2000 ("13 1/2% Notes") of Pioneer Finance Corp. was issued. As of September 30, 1997, the Company did not meet the conditions precedent to making a distribution to the SFGC.

     In November 1997, SFV sold the Henderson parcel for cash consideration of $20 million to a subsidiary of SFGC. A portion of the net proceeds from the sale were utilized to repay $5 million of indebtedness secured by the property and the balance was held at SFV. During the nine month period ended June 30, 1998, SFV made cash dividends to the Pioneer of $5.0 million in November 1997 and $3.4 million in June 1998, to provide, in part, liquidity to meet debt service payments. Approximately $6.4 million of the Company's cash and short-term investments as of June 30, 1998 was held by SFV. See
Note 5.

4.  ACCOUNTS RECEIVABLE, NET

     Accounts receivable at September 30, 1996 and 1997 and June 30, 1998 consisted of the following:


                                                  SEPTEMBER 30,         JUNE 30,
                                            -----------------------   ----------
                                               1996         1997         1998
                                            ----------   ----------   ---------
     Casino and hotel. . . . . . . . . .     $503,755     $568,486     $642,315
     Less allowance for doubtful              120,630      256,077      283,657
     accounts  . . . . . . . . . . . . .     --------     ---------    ---------

               Total . . . . . . . . . .     $383,125     $312,409     $358,658
                                             --------     ---------    ---------
                                             --------     ---------    ---------


     Changes in the allowance for doubtful accounts for the years ended September 30, 1995, 1996 and 1997 and the nine months ended June 30, 1997 and 1998 were as follows:


                                                             SEPTEMBER 30,                           JUNE 30,
                                               ---------------------------------------      -----------------------
                                                 1995            1996           1997           1997           1998
                                               ----------     ---------      ---------      ---------      --------
Balance, beginning of period. . . . . .        $389,991       $243,114       $120,630       $120,630       $256,077
Provision . . . . . . . . . . . . . . .         127,253         23,929        140,142         52,598         29,166
Accounts written-off. . . . . . . . . .        (274,130)      (146,413)        (4,695)             0         (1,586)
                                               ---------      ---------      ---------      ---------      --------

     Balance, end of period . . . . . .        $243,114       $120,630       $256,077       $173,228       $283,657
                                               ---------      ---------      ---------      ---------      --------
                                               ---------      ---------      ---------      ---------      --------



5.   LAND HELD FOR DEVELOPMENT

     In October 1995, SFGC contributed 39 acres of real property located in Henderson, Nevada to SFV, in accordance with an agreement reached with holders of the 13 1/2% Notes. The property was recorded in the accompanying balance sheet at SFGC's cost. . SFGC acquired the Henderson parcel for approximately $15.1 million in March 1994. In November 1997, SFV sold the Henderson parcel for cash consideration of $20.0 million to a subsidiary of SFGC. A portion of the net proceeds from the sale were utilized to repay $5 million of indebtedness secured by the property and the balance held in cash at SFV. The sale price approximated the carrying value of the development at the time of sale. See Notes 3, 8 and 10.

6.   PROPERTY AND EQUIPMENT, NET

     Property and equipment, net, at September 30, 1996 and 1997 and June 30, 1998 was as follows:


                                             SEPTEMBER 30,            JUNE 30,
                                      ---------------------------   -----------
                                         1996            1997           1998
                                      ------------   ------------   -----------
Land  . . . . . . . . . . . . . . .  $ 7,925,589    $ 7,925,589    $ 7,925,589
Buildings and Improvements. . . . .   35,653,042     35,632,714     35,901,863
Machinery and Equipment . . . . . .   15,097,674     15,014,019     15,899,441
Accumulated Depreciation. . . . . .  (17,696,028)   (20,356,544)   (21,975,230)
                                     ------------   ------------   ------------
     Total. . . . . . . . . . . . .  $40,980,277    $38,215,778    $37,751,663
                                     ------------   ------------   ------------
                                     ------------   ------------   ------------


     In December 1997, the Company acquired, for approximately $1.2 million, gaming equipment previously under lease at the Pioneer. In January 1998, the Pioneer acquired, for approximately $500,000, an additional 108 gaming machines with funds from available working capital.

     In September 1998, in accordance with SFAS No. 121, the Company determined an impairment loss had occurred to the carrying value of the assets of the Pioneer in Laughlin, Nevada. In the quarter ending September 30, 1998 the Company will record the impairment loss to adjust to fair market value the carrying value of its fixed and intangible assets. See Notes 7 and 18.

7.   GOODWILL, NET

     Goodwill of $56,510,724 was recorded by the Company on December 1, 1988 as a result of the allocation of the purchase price of the Pioneer. Goodwill is net of accumulated amortization of $10.4 million, $11.9 million and $12.9 million at September 30, 1996 and 1997 and June 30, 1998, respectively. Amortization expense was $1.4 million in the fiscal years 1995, 1996, and 1997, and $1.1 million for the nine months ended June 30, 1997 and 1998.

     In September 1998, in accordance with SFAS No. 121, the Company determined an impairment loss had occurred to the carrying value of the assets of the Pioneer in Laughlin, Nevada. In the quarter ending September 30, 1998 the Company will record the impairment loss to adjust to fair market value the carrying value of its fixed and intangible assets See Notes 6 and 18.

8.   OTHER ASSETS

     As of September 30, 1996 and 1997, the Company had recorded $2.5 and $3.5 million, respectively, in preliminary engineering and development costs related to the Henderson property. In November 1997, SFV sold the Henderson parcel for cash consideration of $20.0 million. See Notes 3 and 5.

9.   LONG-TERM DEBT

     The Company is subject to various financing agreements containing covenants and restrictions, with which the Company was in compliance at June 30, 1998. Long-term debt at September 30, 1996 and 1997 and at June 30, 1998 consisted of the following:


                                             SEPTEMBER 30,            JUNE 30,
                                      --------------------------   ------------
                                          1996           1997          1998
                                      ------------  ------------   ------------
13 1/2% Notes, due Dec. 1998. . . .  $60,000,000    $60,000,000    $60,000,000
12 1/4% Notes, due May 1998 . . . .            0      5,000,000              0
Other notes payable . . . . . . . .      378,919         80,969         26,183
                                     -----------    -----------   ------------
     Subtotal . . . . . . . . . . .   60,378,919     65,080,969     60,026,183
Less current portion. . . . . . . .      287,837         79,670     60,026,183
                                     -----------    -----------   ------------

     Total long-term debt . . . . .  $60,091,082    $65,001,299    $         0
                                     -----------    -----------   ------------
                                     -----------    -----------   ------------


     The 13 1/2% Notes were issued by Pioneer Finance Corp. ("PFC"), an indirect wholly-owned subsidiary of SFGC. Proceeds of the 13 1/2% Notes issued were loaned by PFC to the Company's predecessor Pioneer Operating Limited Partnership. The Company delivered to PFC a promissory note secured by a first priority deed of trust on the Pioneer Hotel and Gambling Hall (the "Pioneer Casino") located in Laughlin, Nevada. The promissory note and first priority deed of trust are pledged as collateral for the 13 1/2% Notes. The terms of the promissory note are consistent with the terms of the Indenture under which the 13 1/2% Notes were issued. The 13 1/2% Notes are guaranteed by SFGC. Interest is payable semi-annually on June 1 and December 1 at a rate of 13 1/2% per annum. The Company is subject to certain conditions under the indenture under which the 13 1/2% Notes were issued, including, without limitation restrictions on the incurrence of additional debt and the making of any loans or distributions or dividends to affiliates of the Company.

     In 1995, in accordance with terms of an agreement reached with holders of the 13 1/2% Notes pursuant to which the holders of the 13 1/2% Notes consented to the sale of certain assets by SFGC, SFGC made an equity contribution of $15 million in cash to the Company. Such funds were restricted in use for debt service on the 13 1/2% Notes, repurchase of 13 1/2%, and capital expenditures at the Pioneer. SFGC also pledged to contribute up to an additional $10 million. Such obligation was reduced dollar for dollar to the extent SFGC and its affiliates loaned or contributed up to $10 million to Pioneer Inc. In addition, SFGC contributed the capital stock of a wholly-owned subsidiary to Pioneer, which owned the real property located in Henderson, Nevada. SFGC had acquired the property for approximately $15.1 million in March 1994.

     In September 1995 the Company retired $20 million principal amount of 13 1/2% Notes. The Company recorded an extraordinary gain of $4.3 million less income tax charge of $1.5 million. The $20.0 million principal amount of the 13 1/2% Notes acquired was submitted to the trustee for cancellation and in satisfaction in full of the Company's remaining $12.75 million sinking fund payment due in December 1996 and reduced the December 1997 sinking fund obligation to $22.75 million.

     In January 1996, SFGC completed the repurchase of an aggregate of $12.5 million in principal amount of 13 1/2% Notes and contributed the 13 1/2% Notes to the Company in satisfaction of the $10.0 million pledge referred to above. In addition, in March 1996, the Company completed the repurchase of $10.2 million principal amount of 13 1/2% Notes and accrued interest thereon for $8.6 million with cash contributed by SFGC. The Company recorded an extraordinary gain of approximately $3.0 million after tax related to the debt repurchases in the quarter ended March 31, 1996. The 13 1/2% Notes acquired were submitted to the trustee for cancellation in satisfaction of the December 1997 sinking fund obligation. At September 30, 1997 the outstanding balance of the 13 1/2% Notes due December 1, 1998 was $60.0 million.

     The Company used the remaining cash contributed by SFGC in December 1995 and 1996, together with available working capital, to make the semi- annual interest payments due on the 13 1/2% Notes.

     In May 1997, the Company borrowed $5.0 million at a rate of 12 1/4% interest, payable monthly for a twelve month term, pursuant to a first mortgage note secured by the 39 acre parcel of land located in Henderson, Nevada (the "12 1/4% Note"). Net proceeds were used primarily to repay indebtedness to SFGC for costs to develop SFV. In November 1997, SFV sold the Henderson parcel for cash consideration to an affiliate, the proceeds of which, in part, were used to satisfy $5.0 million indebtedness against the property.

     Although management has in the past and is currently exploring refinancing or debt modification alternatives, as well as possible dispositions or financing of certain assets, in order to satisfy the current maturity of the 13 1/2% Notes, no assurance can be given that the Company will be able to refinance or modify some or all of its indebtedness or dispose of, or obtain financing with respect to any assets. Any such refinancing or modification would be subject to the Company's future operations and the prevailing market conditions at the time of such proposed transaction and may require the approval of the Nevada Gaming Authorities for such financings or asset sales. If the Company is ultimately unable to refinance or modify any such debt prior to maturity, and/or obtain sufficient proceeds from asset dispositions or financings to repay such debt, events of default would occur which would lead to cross-defaults in other material agreements of the Company including, without limitation, agreements relating to substantially all of the outstanding long-term debt of the Company and its subsidiaries.

10.  DUE TO AFFILIATES

     As of September 30, 1996 and 1997, the Company owed approximately $4.5 million and $1.2 million respectively to SFGC, representing primarily advances made by SFGC for costs in the development of the Henderson parcel. In May 1997, the Company repaid approximately $4.0 million of the outstanding balance with proceeds of the 12 1/4% Notes See Note 9.

11.  LEASES

     All non-cancelable leases have been classified as capital or operating leases. Under most leasing arrangements, the Company pays the taxes, insurance and the operating expenses related to the leased property. Future minimum operating lease payments as of June 30, 1998 are as follows:

                                       JUNE 30, 1998
                                       -------------
               1999                    $   716,539
               2000                        716,539
               2001                        716,539
               2002                        716,539
               2003                        716,539
               Thereafter               54,098,691
                                       -----------
                                       $57,681,386
                                       -----------
                                       -----------


     Included in future minimum operating lease payments are rental costs associated with the real property under the lease at the Pioneer.
Approximately 6.5 acres of the Pioneer property are subject to a 99 year ground lease, expiring in December 2078. Under the ground lease the

Company is subject to an annual rental obligation of approximately $700,000 per year, adjusted annually based on the Consumer Price Index. Additionally, beginning January 1, 2004 and every ten years thereafter, the annual rent will be adjusted to an amount equal to 10% of the fair market value of the land subject to the ground lease.

     In December 1997, the Pioneer purchased gaming equipment previously subject to lease for approximately $1.2 million.

12.  STOCKHOLDER'S EQUITY

     In September 1995, pursuant to an agreement reached with holders of 13 1/2% Notes, in which the holders of 13 1/2% Notes consented to the sale of certain assets of SFGC, SFGC contributed approximately $20.0 million principal amount of 13 1/2% Notes to the Company which were submitted for cancellation.

     In fiscal 1996, SFGC contributed $15 million in cash to the Pioneer and contributed the capital stock of a wholly-owned subsidiary valued at $15.1 million which owned a 39 acre parcel of real property in Henderson, Nevada. In January 1996, SFGC contributed $125 million principal amount of 13 1/2% Notes to the Company for cancellation, in satisfaction of a $10.0 million pledge by SFGC. See Note 9.

13.  FEDERAL INCOME TAXES

     The Company's current taxable income is included in the consolidated federal tax return of SFGC. The consolidated provision or benefit is allocated proportionately among the subsidiaries of SFGC pursuant to a tax allocation arrangement ("Tax Arrangement") based on the contribution of each company in the consolidated federal tax return as if each company calculated its tax on a separate return basis. The Tax Arrangement provides that if the Company's tax liability as calculated on a separate return basis exceeds the Company's portion of the consolidated tax liability, the Company is to reimburse the excess of the separate return liability over its allocated portion of the consolidated tax liability to its parent. Pioneer has $18.4 million in net operating losses as of September 30, 1997. A valuation allowance has been recorded due to the uncertainty of the utilization of the Pioneer's net operating losses.

     The components of the deferred tax asset (liability) consisted of the following (dollars in thousands):


                                                                        AT SEPTEMBER 30
                                                                   ------------------------
                                                                      1996           1997
                                                                   ------------  ----------
                                                                    (DOLLARS IN THOUSANDS)
DEFERRED TAX LIABILITIES
Valuation allowance. . . . . . . . . . . . . . . . . . . . . .       $2,241        $4,393
Prepaid expenses . . . . . . . . . . . . . . . . . . . . . . .          364           314
Fixed asset cost, depreciation and amortization, net . . . . .          975           804
Capitalized interest . . . . . . . . . . . . . . . . . . . . .          953           953
Reserves for accounts and contract receivable. . . . . . . . .           69            24
                                                                      ------       -------
Gross deferred tax liabilities . . . . . . . . . . . . . . . .       $4,602        $6,488
                                                                      ------       -------
                                                                      ------       -------

DEFERRED TAX ASSETS
Net operating loss carryforward, net of tax sharing benefit. .       $4,414        $6,271
Other/Treasure Bay . . . . . . . . . . . . . . . . . . . . . .            2            25
Deferred payroll . . . . . . . . . . . . . . . . . . . . . . .          186           192
                                                                      ------       -------
Gross deferred tax assets. . . . . . . . . . . . . . . . . . .        4,602         6,488
                                                                      ------       -------
Net deferred tax assets (liabilities). . . . . . . . . . . . .           $0            $0
                                                                      ------       -------
                                                                      ------       -------


     As of June 30, 1998 the Company's deferred tax asset is value at $0.0 due to the uncertainty of the utilization of the Company's net operating losses and the parents ability to reimburse the Company for any tax benefit reported in the parents federal income tax return.

14.  SUBSIDIARY STOCK OPTION PLAN

     The Company has adopted a subsidiary stock option plan (the "Subsidiary Plan"). The Subsidiary Plan provides for the grant of options with respect to an aggregate of up to 10% of the outstanding shares of such Common Stock to employees, non-employee directors, consultants or affiliates of the Company.
The purpose of the Subsidiary Plan is to enable the Company to attract, retain and motivate their employees, non-employee directors, consultants and affiliates by providing for or increasing the proprietary interest of such persons. The indenture under which the 13 1/2% Notes were issued provides that if SFGC ceases to own directly or indirectly, 100% of the outstanding capital stock of the Company, an event of default will occur. As a result, the Subsidiary Plan provides that options granted under the Subsidiary Plan may not be exercised if the exercise would result in a default, or require an offer to repurchase the outstanding debt, under any agreement with respect to long-term debt of the Company. As of June 30, 1998, no options had been granted under the Subsidiary Plan.

15.  BENEFIT PLANS

     SFGC has a savings plan (the "Plan") qualified under Section 401(k) of the Internal Revenue Code of 1986, as amended. The Plan covers substantially all of the Company's employees. The Company's matching contributions paid for the fiscal years 1995, 1996 and

1997 were $24,000, $47,000, and $39,000, respectively, and for the nine months ended June 30, 1997 and 1998 were $27,000 and $27,000, respectively.

16.  CONTINGENCIES

     POULOS V. CAESAR'S: SFGC and its predecessor, Sahara Casino Partners, L.P. are defendants in a class action lawsuit originally filed in the United States District Court of Florida, Orlando Division, entitled POULOS V. CAESAR'S WORLD, INC., ET AL., AHERN V. CAESAR'S WORLD, INC., ET AL. and SCHRIER V. CAESAR'S WORLD, INC., ET AL, along with a fourth action against cruise ship gaming operators and which have been consolidated in a single action now pending in the United States District Court, District of Nevada. Also named as defendants in these actions are many, if not most, of the largest gaming companies in the United States and certain gaming equipment manufacturers. Each complaint is identical in its material allegations. The actions allege that the defendants have engaged in fraudulent and misleading conduct by inducing people to play video poker machines and electronic slot machines based on false beliefs concerning how the machines operate and the extent to which there is actually an opportunity to win on a given play. The complaints allege that the defendants' acts constitute violations of the Racketeer Influenced and Corrupt Organizations Act ("RICO") and also give rise to claims for common law fraud and unjust enrichment, and it seeks compensatory, special consequential, incidental and punitive damages of several billion dollars.

     In response to the complaints, all of the defendants, including SFGC and the Partnership, filed motions attacking the pleadings for failure to state a claim, seeking to dismiss the complaints for lack of personal jurisdiction and venue. As a result of those motions, the Court has required the Plaintiffs in the four consolidated cases to file a single consolidated amended complaint. Subsequent to Plaintiffs' filing of their consolidated amended complaint, the defendants refiled numerous motions attacking the amended complaint upon many of the bases as the prior motions. The Court heard the arguments on eight of those motions on November 3,1997, and has taken them under advisement. The Court has not indicated when it will render its decision on those motions.

     OTHER:   In addition, the Company is subject to various lawsuits relating to routine matters incidental to its business. The Company does not believe that the outcome of such litigation, in the aggregate, will have a material adverse effect on the Company.

     INTERNAL REVENUE SERVICE: On September 30, 1997, the United States Tax Court issued an adverse ruling applicable to hotels and casinos which provide meals to employees. The IRS has interpreted the Tax Court ruling to mean that non-qualifying employees are required to recognize income based on the fair value of meals in excess of the amount paid by the employee. Accordingly, employers may be liable for withholding and payroll taxes associated with the fair value of the meals provided to employees in excess of the amount paid by the employee.

     Subsequent to the Tax Court decision legislation was enacted which greatly reduced the requirements for employee income exclusion. On July 24, 1998 the IRS issued guidance for determining whether employees receiving meals may exclude from income the value of those meals, and has established a sixty-day public comment period regarding the guidance.

Accordingly, at this time, it is uncertain whether or not the Company will be liable for withholding and payroll taxes and penalties for failure to withhold related to the income excluded from the non-qualifying employee wages for the meals it has provided.

17.  SUPPLEMENTAL STATEMENTS OF CASH FLOWS INFORMATION

     Supplemental statement of cash flows information is presented below (in thousands):



                                                    FOR THE FISCAL YEAR                    FOR THE NINE MONTHS
                                                     ENDED SEPTEMBER 30,                       ENDED JUNE 30
                                             --------------------------------------      ----------------------
                                               1995         1996            1997           1997           1998
                                             ----------   ---------      ----------      ----------     -------
Operating activities:
Cash paid during the year for
interest, net of amount
capitalized of $3,030, $0, and
$204 for fiscal years 1995, 1996
and 1997, respectively, and $0
and $108,337 for the nine months
ended June 30, 1997 and 1998
respectively.. . . . . . . . . . . . . .     $14,671      $10,327         $8,123         $8,123         $8,123
                                             --------     --------        -------       --------        -------
                                             --------     --------        -------       --------        -------

Long-term debt incurred in
connection with the acquisition
of machinery and equipment . . . . . . ..     $ 2,039      $    76         $   82         $   82         $   31
                                             --------     --------        -------       --------        -------
                                             --------     --------        -------       --------        -------

Capital Contribution of Land
Held for Development . . . . . . . . . .     $     0      $15,084         $    0         $    0         $    0
                                             --------     --------        -------       --------        -------
                                             --------     --------        -------       --------        -------



18.  SUBSEQUENT EVENTS-IMPAIRMENT LOSS

     In September 1998, in accordance with SFAS No. 121, the Company determined an impairment loss had occurred to the carrying value of its assets of the Pioneer in Laughlin, Nevada. In the quarter ended September 30, 1998 the Company will record the impairment loss to adjust to fair market value the carrying value of its fixed and intangible assets. See Notes 5, 6 and 7.

     The impairment of the carrying value occurred due to a change in the regulatory policy regarding legislation of gaming operations on Indian reservations in the State of California. On August 28, 1998, the California General Assembly, Senate and Governor approved legislation authorizing gaming operations pursuant to a form of compact. Prior to this date, California authorities considered gaming devices operated on Indian reservations to be illegal and had instituted action to seize and shut down such operations. In addition, on November 3, 1998, California voters will consider Proposition 5, which if approved will expand the definition of legal gaming operations considered legal by the form of compact. Management believes that even if Proposition 5 is defeated on November 3, 1998, additional gaming operations in Southern California will be developed based on the form of compact. This change in regulatory policy will further intensify the competitive environment in Laughlin, Nevada and adversely affect the outlook for longer term operating results for gaming operations in Laughlin, Nevada. The Company is currently reviewing information to determine the amount of the impairment loss to be recorded in the quarter ended September 30, 1998. Management believes, however, that the impairment loss will eliminate the net goodwill of $43.6 million recorded on the balance sheet as of June 30, 1998.